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09045340

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS

PROCESSED
MAR 02 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03764 FISCAL YEAR 10-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/18/09



NATIONAL
BANK

FINANCIAL GROUP

Annual Report

2008



HIGHLIGHTS

	2008	2007	% change
Operating Results			
(millions of dollars)			
Total revenues	$ 3,637	$ 3,417	6
Total revenues adjusted for non-controlling interest[1]	3,834	3,371	14
Net income	776	541	43
Return on common shareholders' equity	16.4 %	11.5 %	
Per Common Share (dollars)			
Net earnings – Basic	$ 4.69	$ 3.25	44
Net earnings – Diluted	4.67	3.22	45
EXCLUDING SPECIFIED ITEMS[2]			
Operating Results			
(millions of dollars)			
Total revenues	$ 3,745	$ 4,013	(7)
Total revenues adjusted for non-controlling interest[1]	3,942	3,967	(1)
Net income	947	933	2
Return on common shareholders' equity	19.7 %	20.0 %	
Per Common Share (dollars)			
Net earnings – Basic	$ 5.77	$ 5.71	1
Net earnings – Diluted	5.75	5.65	2
Per Common Share (dollars)			
Dividends declared	$ 2.48	$ 2.28	9
Book value	29.70	26.85	11
Stock trading range			
High	54.63	66.59	
Low	42.25	50.50	
Close	45.21	54.65	
Financial Position *(millions of dollars)*	**October 31 2008**	October 31 2007	
Total assets	$ 129,332	$ 113,085	14
Loans and acceptances	56,015	52,045	8
Deposits	76,022	70,798	7
Subordinated debentures and shareholders' equity	7,764	6,242	24
Capital ratios – BIS, according to Basel II			
Tier 1	9.4 %		
Total	13.2 %		
Capital ratios – BIS, according to Basel I			
Tier 1	10.1 %	9.0 %	
Total	14.1 %	12.4 %	
Impaired loans, net of specific and general allowances	(162)	(179)	
As a percentage of loans and acceptances	(0.3)	(0.3)	
Interest coverage	5.21	7.27	
Asset coverage	3.89	3.89	
Other Information			
Number of common shares at year-end (thousands)	159,447	157,806	
Number of common shareholders of record	24,354	24,780	
Market capitalization (millions of dollars)	7,209	8,624	
Assets under administration and assets under management (millions of dollars)	209,794	239,028	
Number of employees	17,146	16,863	
Number of branches in Canada	446	447	
Number of banking machines	857	835	

(1) Adjusted for gains or losses mainly attributable to third parties using the Innocap platform

(2) See *Financial Reporting Method* on pages 10 and 11

AT A GLANCE

National Bank Financial Group is an integrated provider of financial services to retail, commercial, corporate and institutional clients. It operates in three business segments – Personal and Commercial, Wealth Management and Financial Markets – with total assets in excess of $129 billion as at October 31, 2008.

Through its more than 17,000 employees, National Bank Financial Group offers a complete range of services: banking and investment solutions, insurance, wealth management, corporate and investment banking, mutual fund and pension fund management, and securities brokerage.

National Bank is the leading bank in Quebec and the partner of choice for small and medium-sized enterprises. It is also the sixth largest bank in Canada with branches in almost every province. Clients in the United States, Europe and other parts of the world are served through a network of representative offices, subsidiaries and partnerships.

Founded in 1859, National Bank is celebrating its 150th anniversary in 2009. Its head office is located in Montreal and its securities are listed on the Toronto Stock Exchange.

MESSAGE FROM THE CHAIRMAN OF THE BOARD

The past year was marked by unprecedented volatility in global debt and equity markets, as well as growing signs of economic slowdown virtually around the world. In several countries, investors and the public lost confidence in the strength of major financial institutions, leading to high-profile bankruptcies, takeovers of weakened players and government intervention to prevent even more serious financial and economic consequences.

While Canada and Quebec have been affected by these global events, our financial system and our economy have thus far weathered the turbulence relatively well. Indeed, the developments of the past year have served to highlight the advantages of our regulatory framework and the stability and resilience of our financial system, particularly our banks. Despite the turmoil, it is noteworthy that the performance of our financial institutions has generally been superior to that of their counterparts elsewhere.

For its part, National Bank responded appropriately to the market environment while continuing to take actions to position itself for profitable growth in the coming years.

FOCUS ON RISK MANAGEMENT AND GOVERNANCE

The market disruptions we have witnessed in the past year have brought to the forefront the critical importance of sound risk management and good corporate governance. These matters are central to the responsibilities of the Board of Directors and this is an appropriate time to comment on how we carry out our role.

Let me begin by saying that the members of the Board have a clear understanding of the Bank's position in the markets, its strategic orientations, as well as capital and other regulatory requirements. This specific knowledge is acquired through ongoing interaction with the management team, close monitoring of the strategic planning process and special training that is required for all Board members.

With respect to risk management, National Bank has strengthened its policies. Among other actions, risk management was centralized in the Office of the President, allowing for a holistic view across National Bank and a proactive, integrated approach.



The Bank believes that it manages its risk profile even more effectively. Although it is impossible to safeguard completely against all events, we are assured that the Bank is well-positioned to face potential difficult economic conditions that most observers are predicting for the year ahead. Guided by its members' natural penchant for prudence, the Board will continue to be vigilant and supportive of management in this critical area.

Corporate governance has also been thrust into the spotlight, and here again Canadian practices have demonstrated their value. We are committed to excellence in meeting regulatory guidelines, both in the way the Board discharges its role and in how we monitor the performance of management. Transparency in the disclosure of information is key to sound corporate governance, and we believe National Bank Financial Group meets high standards in this regard.

NEW DIRECTOR AND COMMITTEE CHAIRS

The Board of Directors is comprised of members with complementary expertise gained in diverse industry sectors and other endeavors. Their wide-ranging backgrounds enrich the Board's deliberations and strengthen its ability to advise management and exercise oversight. It should be noted that 11 of the 14 members of the Board last year were independent of management.

In November 2008, we were pleased to welcome Louise Laflamme, a business executive with a wealth of experience in accounting, finance, and management, as a new independent director. For the past 11 years, Ms. Laflamme, a Certified General Accountant, has served in senior positions at the Montreal Exchange, most recently as Executive Vice-President and Advisor to the President and Chief Executive Officer. Based on these qualifications, she has also been appointed to our Audit and Risk Management Committee.

After several years as Chairman of the Audit and Risk Management Committee, Pierre Bourgie has stepped down from this demanding role and has been succeeded by Paul Gobeil. Mr. Bourgie continues to sit on this committee. For his part, Mr. Gobeil has resigned as Chairman of the Conduct Review and Corporate Governance Committee, a role that has been taken over by André Caillé.

Moving forward, the Board is maintaining a watchful eye on developments in the economy and financial markets. The management team, which may have to navigate through the anticipated head winds in fiscal 2009, can count on the Board's full support and cooperation.

HISTORIC YEAR

In 2009, we will celebrate the 150th anniversary of the founding of National Bank, a proud milestone in the history of our institution.

An advertising campaign and numerous special activities are planned to commemorate this event. In this spirit, we have also decided to hold the 2009 annual meeting of shareholders in Quebec City, the birthplace of the Bank.

Through the years, the Bank has made a significant contribution to Quebec's economy on many fronts, most notably through its close relationship with small and medium-sized enterprises. Today, as the leading bank in the province and a recognized leader in many products and services, the Bank has made a name for itself as a niche player in selected markets across Canada and internationally.

The 150th anniversary will also be a great opportunity to remind all stakeholders of two of the National Bank's enduring hallmarks – its financial strength and its consistent ability to adapt effectively to the changing needs of clients. In the future as in the past, these characteristics will inspire confidence and support the Bank's continued growth and profitability.

In closing, the Board of Directors commends the senior management team for its steady hand and strong leadership in a demanding year. We also acknowledge the valued contribution of the Bank's more than 17,000 employees.



Jean Douville
Chairman of the Board of Directors

MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Under challenging conditions, National Bank Financial Group navigated successfully through fiscal 2008 and ended the year with positive financial results, tangible progress in the implementation of its long-term strategic plan and a solid foundation for continued profitable growth.

Excluding specified items, net income was $947 million or $5.75 per diluted share, compared to $933 million or $5.65 per diluted share in fiscal 2007. Return on equity was 19.7% against 20.0% and the Bank paid out $394 million in dividends to its common shareholders, compared to $364 million in 2007.

The significant contributions from all three segments – Personal and Commercial, Wealth Management and Financial Markets – to the 2008 results were a further demonstration of the benefits of diversifying the Bank's activities. We believe our current business mix is a fundamental strength going forward.

Equally important in terms of its overall performance, the Bank emerged from the year in solid financial health. The credit quality of our loan portfolio held up well despite weakening economic conditions and our capital ratios remained strong. This confirmed once again the effectiveness of our systems and practices as well as the strong risk management culture embedded throughout the organization.

A source of disappointment in fiscal 2008 was the unavoidable delays in the completion of the proposed restructuring of Canadian third-party asset-backed commercial paper (ABCP). The Bank continues to believe that the proposal put forward, which provides for maximum protection of the amounts invested through an orderly restructuring of the market, is the best available solution to the liquidity problems affecting ABCP securities. The Bank is also confident for a positive outcome for 2009.

STRATEGIC DEVELOPMENT

As a super regional bank with leadership in Quebec and growing positions in selected markets across Canada, National Bank Financial Group has a promising future in an ever-changing financial landscape. In an intensely competitive market, we believe we can achieve stronger revenue growth and shareholder returns by capitalizing on our current positions, knowledge and superior agility.

Under our long-term strategic plan, we are aiming for over one billion dollars of additional revenue over the next four years. This revenue acceleration will be driven mainly by internal growth in all three of our business segments and complemented by targeted acquisitions.

While growing our revenues, we will remain focused on achieving average annual returns on shareholders' equity that are comparable to our Canadian peers. This will require major productivity improvements through enhanced technology, close attention to costs throughout the Bank and specific initiatives to achieve ongoing savings.

ONE CLIENT, ONE BANK

The thrust of our strategic orientation is to generate more growth from our core Personal and Commercial Banking and Wealth Management activities by making our entire organization more client-centric.

The goal is to provide all our clients access to the best advice and the best solutions to meet their financial needs and expectations, to the extent permitted under current regulations, regardless of their point of entry to the Bank. In our branches, this means more client-facing time, more staff to provide advice and more autonomy for field management.

The roadmap to success in this transformation is our *One client, one bank* vision. After giving early precedence to actions that generate quick results, we began to implement changes of a broader scope in the final quarter of 2008 along four priorities: a better alignment of our distribution models meeting client needs; a simplification of processes and realignment of our technology; an enhancement of our corporate efficiency; and the strengthening of our culture of cooperation, accountability and performance.

Quality of execution is our top priority and I am pleased to report good progress and strong buy-in from our employees and clients. In the midst of the current challenging market conditions, having a well-defined strategy proves its full value by allowing the right investment and management decisions to be made for the long term.



Office of the President

From left to right: Gisèle Desrochers, Senior Vice-President, Strategic Initiatives Office; Ricardo Pascoe, Executive Vice-President, Financial Markets, Co-President and Co-Chief Executive Officer, National Bank Financial; John B. Cieslak, Senior Vice-President, Technology, Business Intelligence and Organizational Performance; Louis Vachon, President and Chief Executive Officer; Réjean Lévesque, Executive Vice-President, Personal and Commercial Banking; Patricia Curadeau-Grou, Chief Financial Officer and Executive Vice-President, Finance, Risk and Treasury; Luc Paiement, Executive Vice-President, Wealth Management, Co-President and Co-Chief Executive Officer, National Bank Financial; Lynn Jeanniot, Senior Vice-President, Human Resources and Corporate Affairs.

ACQUISITIONS AND OTHER GROWTH OPPORTUNITIES

With continued uncertainty in financial markets, independent money management firms across Canada will increasingly be drawn to our well-established brand and the stability we provide for their clients. We therefore expect to see attractive acquisition opportunities in Wealth Management, allowing us to expand our Canadian footprint and grow faster than our competitors in Quebec. In 2008, we completed four acquisitions in this segment and invested in a significant minority position in Wellington West, one of Canada's leading independent wealth management firms, based in Winnipeg.

In our Financial Markets segment, we are positioned to capture new business with corporate and commercial clients across the country as foreign banks reduce their commitments in Canada in order to shore up their capital at home. A critical component in our business mix, this segment is positioned to contribute positively to the Bank's financial performance in all phases of the credit cycle.

ACKNOWLEDGEMENTS

A number of organizational changes were made in 2008 to support the implementation of our strategic plan. The following executives were appointed, all of whom are also members of the Office of the President.

- Réjean Lévesque was promoted to Executive Vice-President, Personal and Commercial Banking.
- Luc Paiement was appointed head of Wealth Management and Ricardo Pascoe, head of Financial Markets. Both remain Co-Presidents and Co-CEOs of National Bank Financial.
- John B. Cieslak, Senior Vice-President, Technology, Business Intelligence and Organizational Performance, has assumed additional responsibilities as head of Operations until this new position is filled.
- Patricia Curadeau-Grou, Executive Vice-President responsible for Finance, Risk and Treasury, took on the additional role of Chief Financial Officer.
- Lynn Jeanniot was promoted to Senior Vice-President, Human Resources and Corporate Affairs.
- Gisèle Desrochers was named head of the Strategic Initiatives Office, with specific responsibility for assisting the Office of the President in implementing the strategic plan.

I wish to take this opportunity to acknowledge the leadership of the senior executive team and to thank them for their dedication and contribution to our common cause. I also wish to recognize the talent of our employees and extend our warm appreciation for their efforts throughout the year. We are confident that we will have their enthusiastic cooperation in taking the Bank to a new level of performance.

Our Board of Directors has provided judicious counsel to the management team and I thank the directors for their ongoing support and steadfast devotion to the Bank.

OUTLOOK

Global capital and equity markets remain unsettled and we will face more difficult economic conditions in 2009, with the likelihood of a widespread global recession and a deep contraction in the United States. The Quebec and Canadian economies will be affected but we believe at this time that conditions are in place to limit the negative impact.

Interest rates are low, employment is stable and our governments have the financial flexibility and willingness to inject stimulus through infrastructure investment. In fact, Quebec and Canada have rarely been as prepared to face economic adversity as they are today.

For National Bank, we expect the first half of 2009 to be especially challenging, giving way gradually to more favourable conditions for our Wealth Management and Financial Markets segments in the latter part of the year. Our core Personal and Commercial business line will continue to be a source of strength and stability.

In this environment, we will continue our prudent approach to risk while seeking to maximize value for our shareholders. We believe the execution of our strategies will support our profitability in 2009 and position National Bank Financial Group for more assertive growth for many years to come.



Louis Vachon
President and Chief Executive Officer

OUR VISION

A financial leader in Quebec, National Bank Financial Group is recognized by its clients as a group that meets their needs and is easy to do business with.

Our agility compared to our competitors and our employees' commitment sets us apart. Our financial performance is in the top quartile in our industry in Canada.

OUR VALUES

Customer satisfaction
Clients are the focus of our concern and the reason for our success.

Performance
We are oriented toward success and focused on performance. No effort is spared as we constantly strive to new heights, and take pride in providing reliable and professional service.

Cooperation and team spirit
We all work toward a common goal; individual success is defined by team success.

Integrity
We understand the importance of uncompromising ethics in ensuring respect for our clients and the communities we serve as well as compliance with laws and regulations.

Efficiency
We demonstrate efficiency, drive and competence in everything we do.

Innovation
We are able to think outside the box, propose innovative products and services and develop new ways to work. We are active players in the rapidly changing world of financial institutions.

OUR KEY SUCCESS FACTORS

We are a proud, confident team working together to succeed

Client-centric

- A team that's easy to do business with
- Understands clients' needs and does its best to meet them
- Uses the expertise of the entire organization to offer unparalleled service

Cooperation

- Inspired by a shared vision and working toward common goals
- Empowers employees to make decisions that will benefit the organization
- Displays a high level of mutual trust and respect

Rigorous and accountable

- Has the discipline to meet priorities and redefine itself in order to achieve excellence
- Striving for simplicity throughout the entire organization
- Responsibilities are understood, accepted and expressed in terms of measurable results

SOCIAL RESPONSIBILITY

Our sense of social responsibility demands that we maintain open, harmonious and mutually beneficial relationships with all of our stakeholders. Sound governance is essential to furthering this goal, which is why National Bank Financial Group initiates and applies best practices in the management of its operations.

With regards to our employees, we demonstrate responsible conduct throughout the employment cycle, from hiring to retirement preparation. This concern for the human aspect of our activities also applies to the communities where we are present. We participate in their development through wealth creation, by exercising our core competencies and through our donations and sponsorship program, which focuses primarily on the areas of education, health, arts and community outreach.

Needless to say, our clients are at the heart of all our business and our actions. We seek to establish genuine partnerships focused on development and growth with our commercial clients so they too can make the greatest possible contribution to the community. Our retail banking services aim to maximize access by providing multiple distribution channels and adapting our offering to clients' diverse needs.

In order to protect the environment, we adopt environmentally friendly practices in our operations and encourage our clients to do likewise.

Among other things, an environment committee was set up in 2008 to optimize green initiatives within the Bank.

We also established our very first inventory of greenhouse gas emissions, which covers 45% of the total space occupied by the Bank. In all, 99,302 tons of CO_2 were emitted, as follows:



Fossil fuels 35%
Electricity 30%
Business travel 15%
Supply chain 15%
Steam purchased 3%
Automobile fleet 2%

Our inclusion for a second consecutive year in the Dow Jones Sustainability North America Index is eloquent proof that we know how to back up our words with concrete actions. The index lists top-performing North American companies based on some 20 strict criteria covering economic, environmental and social factors.

COMMITMENT TO THE COMMUNITY

Examples of our commitment to the community over the past fiscal year.

QUEBEC BREAST CANCER FOUNDATION

This year, National Bank Financial Group donated $415,000 to the Quebec Breast Cancer Foundation through the Allure MasterCard. Each year, the Bank donates a percentage of the total annual purchases made with the card by all Allure cardholders. Since the card was launched in June 2005, more than $1 million has been donated to the Foundation. The funds collected have allowed the Foundation to fund research, promote its cause and organize awareness activities – particularly the Allure Rendezvous seminars.

BREAKFAST CLUBS

For the fourth consecutive year, the Bank teamed up with the Quebec Breakfast Club and Breakfast Clubs of Canada to organize a large-scale campaign to raise money by selling exclusive items in the branches. In addition to this successful initiative, the Bank added its own contribution in order to further increase the donation amount and provide thousands of children with the opportunity to start the day off on the right foot and with a clear mind.

LA TABLÉE DES CHEFS

National Bank donated $50,000 to this organization, which collects surplus food from sports, cultural and hotel venues and redistributes them to people in need. With *Les Ateliers du Frère Toc*, the organization provides extracurricular culinary workshops that help teens become self-sufficient. As an added plus, they can bring home the fruits of their labour.

OUR HEARTS ARE WITH YOU VOLUNTEER SUPPORT PROGRAM AND ANDRÉ BÉRARD AWARD

Four years ago, we created the *Our hearts are with you* program to encourage volunteering among current and retired National Bank Financial Group employees. Under the program, a $500 donation is made to organizations in which our current and retired employees volunteer.

Every year, five *Our hearts are with you* Awards are given to employees who have made an exceptional contribution to the life of their community. This award is accompanied by an additional donation to the recipient's organization, which was increased to $1,000 in 2008. Award recipients are eligible for the André Bérard Award, the highest honour a current or retired employee can receive for their commitment to the community. The award includes a $5,000 donation to the organization where our "volunteer of the year" donates his or her time.

During fiscal 2008, the award was given to retired employee Richard Dupuis, president of the Dyson Moore Foundation in Mascouche, Quebec, a body committed to the continued development of the town's Moore ecological gardens. The gardens are proof that an exceptional garden is possible using ecological methods. In addition to this inspiring mission, the Foundation also helps troubled youth reintegrate into society. Mr. Dupuis has been volunteering with the organization for more than 16 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS

NOTES TO READERS

Compliance with Canadian Securities Administrators Standards

This Management's Discussion and Analysis (MD&A) was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.

Caution regarding forward-looking statements

From time to time, the Bank makes written and oral forward-looking statements, notably in the *Major Economic Trends and Challenges* section and under the heading *Short-term objectives* in the *Overview* section of this Annual Report, in other filings with Canadian regulators and in other communications. All such statements are made pursuant to the safe harbour provisions under the laws of Canada and the United States. These forward-looking statements include, among others, statements with respect to the economy (particularly the Canadian and American economy), market changes, observations regarding the Bank's objectives and its strategies for achieving them, projected Bank returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "may," "could," "should," "would," "will," "project," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan" and words and expressions of similar import.

By their very nature, such forward-looking statements require the Bank to make assumptions and involve inherent risks and uncertainties, both general and specific. The Bank recommends that readers not place undue reliance on these statements, as a number of important factors, many of which are beyond the Bank's control, could cause actual future results, conditions, actions or events to differ materially from the targets, projections, expectations, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the United States Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations governing financial services (including banking, insurance and securities) and tax laws; judicial decisions and legal proceedings; developments with respect to the restructuring proposal relating to ABCP and the impact of a failure of the restructuring on the Bank's balance sheet and the likelihood that the Bank be subject to certain litigation and other related risks; liquidity in the ABCP market and the further deterioration of the credit spreads which may lead to impairment charges on the Bank's ABCP holding; the Bank's ability to obtain accurate and complete information from its clients or counterparties; the Bank's ability to successfully align its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to provide components of the Bank's business infrastructure as well as other factors that may affect future results, including changes in trade policies; timely development of new products and services; changes in estimates related to reserves; technological changes; unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events, and other developments, including those related to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under *Risk Management* and *Factors That Could Affect Future Results* in the 2008 Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

Financial Reporting Method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. Moreover, the Bank adjusted certain revenues and expenses related to ABCP, the restructuring underway at the Bank and certain one-time items to make the data from fiscal 2007 and 2008 comparable. These adjustments are presented in the table that follows.

Reconciliation of measures not compliant with GAAP

Reconciliation of results published with results presented in the Management's Discussion and Analysis	Segment	2008	2007
Net interest income		**1,864**	1,127
Taxable equivalent[1]		**126**	127
Financing cost related to held for trading ABCP[2]	Financial Markets	**–**	2
Financing cost related to available for sale ABCP[2]	Other	**63**	19
Net interest income on a taxable equivalent basis and excluding specified items		**2,053**	1,275
Other income		**1,773**	2,290
Taxable equivalent[1]		**82**	78
Charge related to held for trading ABCP[2]	Financial Markets	**–**	42
Gain on available for sale securities[3]	Financial Markets	**(88)**	–
Charge related to available for sale ABCP[2]	Other	**164**	533
Gain on the sale of the Bank's subsidiary in Nassau[4]	Other	**(32)**	–
Loss on ABCP economic hedge transactions[2]	Other	**1**	–
Other income on a taxable equivalent basis and excluding specified items		**1,900**	2,943
Total revenues on a taxable equivalent basis and excluding specified items		**3,953**	4,218
Operating expenses		**2,695**	2,626
Restructuring charges for Altamira[5]	Wealth Management	**–**	(7)
Impairment in value of an intangible asset[6]	Wealth Management	**–**	(6)
Variable compensation related to ABCP adjustment[2]	Financial Markets	**–**	19
Expenses related to the gain on available for sale securities[3]	Financial Markets	**(2)**	–
Variable compensation related to ABCP adjustment[2]	Other	**–**	27
Professional fees related to ABCP[2]	Other	**(15)**	(3)
Restructuring charges[5]	Other	**(66)**	–
Write-off of tangible assets[7]	Other	**(54)**	–
Operating expenses excluding specified items		**2,558**	2,656
Contribution on a taxable equivalent basis and excluding specified items		**1,395**	1,562
Provision for credit losses		**144**	103
Provision for credit losses related to ABCP[2]	Other	**(27)**	–
Provision for credit losses excluding specified items		**117**	103
Income before income taxes and non-controlling interest on a taxable equivalent basis and excluding specified items		**1,278**	1,459
Income taxes		**167**	79
Taxable equivalent[1]		**208**	205
Income taxes related to the restructuring charge for Altamira[5]	Wealth Management	**–**	2
Income taxes related to impact of ABCP[2]	Financial Markets	**–**	8
Income taxes related to the gain on available for sale securities[3]	Financial Markets	**(29)**	–
Income taxes related to impact of ABCP[2]	Other	**90**	164
Income taxes related to restructuring charges[5]	Other	**22**	–
Income taxes related to the write-off of tangible assets[7]	Other	**18**	–
Income taxes on a taxable equivalent basis and excluding specified items		**476**	458
Non-controlling interest		**(145)**	68
Net income excluding specified items		**947**	933
Specified items, net of income taxes		**(171)**	(392)
Net income		**776**	541

(1) The Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

(2) During the fiscal year ended October 31, 2008, the following items were recognized with respect to ABCP: a charge for impairment of ABCP of $164 million (2007: $575 million), a loss on economic hedge transactions of $1 million (2007: nil), financing cost of $63 million (2007: $21 million) and professional fees of $15 million (2007: $3 million), a provision for credit losses related to ABCP of $27 million (2007: nil). In addition, an adjustment in variable compensation of $46 million was also recognized during the fiscal year ended October 31, 2007. Income taxes on these items amounted to $90 million for the fiscal year ended October 31, 2008 (2007: $172 million).

(3) In the third quarter of 2008, the Bank exchanged all of its common shares of Montreal Exchange Inc. further to the decision of Autorité des marchés financiers to approve the merger of Montreal Exchange Inc. and TSX Group Inc. The gain from this transaction was $57 million, after operating expenses of $2 million and income tax of $29 million.

(4) In the first quarter of 2008, the Bank posted a net gain of $32 million related to the sale of its subsidiary in Nassau, Bahamas.

(5) During the fiscal year ended October 31, 2008, the Bank recorded a restructuring charge of $66 million ($44 million after taxes). The charge consists of severance pay and fees paid to a professional services firm that was retained to provide strategic and organizational advice concerning measures related to the restructuring underway at the Bank. During the fiscal year ended October 31, 2007, an after-tax restructuring charge of $5 million stemming from the announcement of the gradual consolidation of Altamira's activities with those of the Bank was recognized.

(6) In the fourth quarter of 2007, a $6 million charge for the impairment in value of an intangible asset was recorded related to the consolidation of Altamira's activities with those of the Bank.

(7) In the fourth quarter of 2008, the Bank recorded a charge of $54 million ($36 million after taxes) attributable to a write-off of tangible assets, including the industry initiative to implement image-based cheque clearing.

Factors that may affect future results

The Bank is subject to numerous risk factors that may impact its future results. As noted in the Caution Regarding Forward-Looking Statements, all forward-looking statements, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ materially from those set out in the forward-looking statements. Some of these factors are discussed below. Other factors are identified in the Caution Regarding Forward-Looking Statements and certain factors, such as credit risk, market risk, liquidity risk and operational risk, as well as other risk factors are discussed under *Risk Management* on page 57 and the subsequent pages of this Annual Report.

KEY FACTORS

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include, short- and long-term interest rates, inflation, fluctuations in debt securities markets, foreign exchange rates, the volatility of the subprime mortgage market in the United States and related markets as well as the tightening of liquidity in various financial markets, the strength of the economy and the extent of the Bank's business operations. All these factors impact the business and economic environments in which the Bank operates, and therefore the volume of business activity it conducts in each region and earnings generated by these activities.

Currency rates

Currency rate movements in Canada, the U.S. and other countries in which the Bank does business can significantly impact the Bank's financial position as a result of foreign currency translation adjustments. The rising Canadian dollar may also adversely affect the earnings of the Bank's small business, commercial and corporate clients.

Monetary policy

The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the money supply and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or capital market conditions.

Competition

The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, quality of service and changes in products and services offered.

Legislative and regulatory amendments and changes to guidelines

Various laws, regulations and other guidelines have been introduced by governments and regulatory bodies to protect the interests of the general public and the Bank's clients, employees and shareholders. These changes to laws, regulations and other guidelines, including those affecting their interpretation or application, could have an impact on the Bank. In particular, they could limit its product or service offering or enhance its competitors' ability to rival the Bank's offering with their own. Also, in spite of the precautions the Bank takes to prevent such an eventuality, failure to comply with laws, regulations and other guidelines could give rise to penalties and fines that could have an adverse impact on its financial results and reputation.

Liquidity of the ABCP market

The deterioration of the global credit market, the protracted liquidity crisis, heightened market volatility and marked weakness of the real estate market in the United States have all had a dramatic impact on the Canadian ABCP market. The Bank's valuation of ABCP was based on its assessment of the prevalent conditions at the time, and these conditions could change in the future. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring plan and (4) a severe and prolonged economic slowdown in North America. The Bank, as a significant investor in ABCP and, both directly or through its subsidiaries, as a market participant in various capacities in the ABCP market, could be materially impacted by the outcome of the ABCP restructuring. There can be no assurance as to the outcome of the proposed ABCP restructuring process or the timetable for a final resolution of the matter.

Accuracy and completeness of information on clients and third parties

In decisions related to credit or other transactions with clients and third parties, the Bank may use information provided by them, particularly their financial statements and other financial information. The Bank may also refer to statements made by clients and third parties regarding the accuracy and completeness of such information and auditors' reports on their financial statements. In the event the financial statements are misleading or do not present fairly, in all material respects, their financial position or operating results, the Bank's revenues could be adversely impacted.

Accounting policies and methods used by the Bank

The accounting policies and methods the Bank utilizes determine how the Bank reports its financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. Any changes to these estimates and assumptions may have a significant impact on the Bank's operating results and financial condition.

New products and services to maintain or increase market share

The Bank's ability to maintain or increase market share depends, in part, on the way in which it adapts its products and services to changes in industry standards. There is increasing pressure on financial institutions to provide products and services at lower prices, which may reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the implementation of or changes to new technologies to adapt them to the Bank's products and services could require the Bank to make substantial expenditures without being able to guarantee successful deployment of its new products or services or a client base for them.

Acquisitions
The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be granted. Acquisitions may affect future results depending on whether the Bank succeeds in integrating the acquired company. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or retaining key officers within the acquired entity, this can prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition.

Ability to attract and retain key officers
The Bank's future performance depends to a large extent on its ability to attract and retain key officers. There is intense competition for the best people in the financial services sector. There is no assurance that the Bank, or any entity acquired thereby, will be able to continue to attract and retain key officers.

Commercial infrastructure and outsourcing agreements
Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and access to network and other communications services. The Bank has also concluded two major outsourcing agreements, one for IT support and one for cash management and processing. Interruptions in these services can adversely affect the Bank's ability to provide products and services to its clients and conduct its business.

OTHER FACTORS
Other factors that could affect the Bank's future results include amendments to tax legislation, unexpected changes in consumer spending and saving habits, technological advances, the ability to activate a business continuity plan within a reasonable time, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's ability to foresee and effectively manage the risks associated with these factors through rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or Bank-specific factors that could negatively affect future results.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the Bank's website at www.nbc.ca and the SEDAR website at www.sedar.com.

FINANCIAL DISCLOSURE

Disclosure controls and procedures

The preparation of this Annual Report is supported by a set of disclosure controls and procedures implemented by Management. In fiscal 2008, the design and operation of these controls and procedures were evaluated for their effectiveness.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2008. The evaluation was performed in accordance with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) control framework adopted by the Bank and the requirements of the Canadian Securities Administrators set out in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*. Given the inherent limitations in all control systems, Management acknowledges that the disclosure controls and procedures may not prevent and detect all misstatements due to error or fraud. However, based on the evaluation performed, Management can provide reasonable assurance that material information relating to the Bank is reported to it in a timely manner so that it can provide investors with complete and reliable information.

This Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

Internal controls over financial reporting

The Bank's Disclosure Committee supervised the evaluation of the design of internal controls over financial reporting for the Bank's main operating and accounting processes. This evaluation enabled the Bank to improve, document and test the design of internal controls.

Like the evaluation of disclosure controls and procedures, the design of internal controls over financial reporting was evaluated in accordance with the COSO control framework and Multilateral Instrument 52-109 requirements. Based on the results of this evaluation, Management concluded that the internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Bank's consolidated financial statements were prepared in accordance with GAAP.

The tests scheduled for 2008 did not need to be fully completed, as Multilateral Instrument 52-109 would only take effect on December 15, 2008, after the end of fiscal 2008. Testing will be performed during fiscal 2009 to evaluate the effectiveness of internal controls over financial reporting. Management will use the results of these tests to present its evaluation of the effectiveness of internal controls over financial reporting in its 2009 annual MD&A, as required by Multilateral Instrument 52-109.

Changes to internal controls over financial reporting

Management took further steps that enabled it to conclude that no changes were made to the Bank's internal controls over financial reporting during the fiscal year ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, these controls.

ORGANIZATIONAL STRUCTURE OF THE BANK

Board of Directors

The main duty of the Board of Directors is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted in its role by the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

As part of its duties and responsibilities, the Board reviews and approves the strategic plan in which the Bank sets out its mission, vision and business objectives in light of business opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank. It reviews and approves the overall risk philosophy and risk tolerance of the Bank; identifies and understands the major risks to which the Bank is exposed (including credit, market, liquidity, operational and reputational risks); and ascertains that appropriate systems are implemented for the effective management of those risks. It oversees the development and implementation of policies on the communication and disclosure of information to shareholders, investors and the general public. The Board also ensures rules of conduct and ethics are upheld, and assesses Management's performance.

The majority of Board members, including its Chairman, are independent under Canadian Securities Administrators criteria. Moreover, the three Board committees are composed entirely of independent members.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board by reviewing financial statements, Management's Discussion and Analysis, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. The Committee further acts as an intermediary between the Board and the persons responsible for the independent oversight functions, namely, internal audit, external audit and corporate compliance.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained, and manages the external audit process. It supervises the work of the internal audit, financial analysis and corporate compliance functions. It conducts a detailed review of the Bank's risk management, including related control practices and significant risks related to financial and other disclosures. It reviews and recommends to the Board the adoption of policies for managing significant risks, notably policies related to credit risk, market risk, liquidity risk, structural risk, reputational risk, fiduciary risk and operational risks including outsourcing risk and risk related to money laundering and terrorist financing activities, and ensures that they are implemented. Lastly, it reviews any attestations and reports required by regulatory authorities that fall within its purview.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board by overseeing the introduction, implementation and application of corporate governance rules, procedures and policies; ensuring adherence to rules of professional conduct; and overseeing the management and monitoring of related party transactions.

The Committee establishes and regularly reviews the mandates of the Board and its committees, the Chairman of the Board and the Chairs of the committees. It periodically reviews the Board's corporate governance practices, the size and composition of the Board and its committees, and the various rules and guidelines applicable to directors, in particular regarding share ownership, conflict of interest disclosure, and director selection and succession. The Committee also develops and oversees the process for assessing the performance and effectiveness of the Board, its committees, the Chairman of the Board, the Chairs of the committees and directors, and ensures the maintenance of orientation and continuous educational programs for directors.

Lastly, the Committee ensures compliance with the Code of Professional Conduct and the existence of mechanisms for the disclosure of information to clients, and oversees the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board by reviewing and approving the Bank's human resources policies and programs, and ensures they are conducive to achieving the Bank's business objectives without compromising its viability, solvency or reputation. It also oversees strategic planning programs for management succession.

The Committee annually reviews the Bank's salary policy, the total compensation program, the distribution method, and other employment conditions. It ensures that a human resources management program is in place that includes a recruiting process, the allocation of decision-making authority, the segregation of incompatible functional responsibilities, clear employee communications and effective employee supervision.

The Committee annually reviews the objectives of the President and Chief Executive Officer and appraises his achievements and performance. It also reviews the performance of executive officers and their prudence in managing the Bank's activities and risk exposure. In addition, it examines officer profiles, competency requirements and the management succession plan for the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and reviews the reports on decisions made by that committee, the financial position and returns of pension plans and the performance of the pool fund.

Office of the President

The Office of the President, which is composed of the President and Chief Executive Officer and the officers responsible for the Bank's main functions and business units, is mandated to define the Bank's culture and philosophy, approve and monitor the strategic growth initiatives of the Bank as a whole, manage risks that could have a strategic impact, assume stewardship of technology, manage the officer succession process, and ensure a balance between employee engagement and client and shareholder satisfaction.

The Office of the President carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's main functions and business units.

Annual and Quarterly Information Disclosure Committee

The Disclosure Committee assists the President and Chief Executive Officer and the Chief Financial Officer and Executive Vice-President – Finance, Risk and Treasury by ensuring the implementation and operation of disclosure controls and procedures and internal control procedures for financial reporting. The Committee thereby verifies that the Bank meets its disclosure obligations under current regulations and the President and Chief Executive Officer and the Chief Financial Officer and Executive Vice-President – Finance, Risk and Treasury can produce the requisite attestations.

Corporate Compliance

Regulatory framework
The Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk
Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative effect on the Bank's reputation and potentially result in penalties, sanctions and material financial losses.

Regulatory risk management
The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its day-to-day operations, as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Corporate Compliance Department, which is mandated to:

- make sure that policies and procedures that will ensure compliance with the regulations in effect in all territories where the Bank and its subsidiaries carry on business, including regulations related to money laundering and terrorist financing activities, are in place and operational
- develop compliance training and information programs for employees of the Bank and its subsidiaries
- oversee compliance by the Bank and its subsidiaries with policies and procedures
- refer relevant matters with respect to compliance and money laundering and terrorist financing to the Bank's Board of Directors

Corporate Compliance exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

Corporate Compliance is an independent unit. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee and the President and Chief Executive Officer. Under the powers entrusted to it, the Corporate Compliance team can also communicate directly with officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of the Bank and each of its subsidiaries to provide it with the information deemed necessary for effective oversight.

Business unit managers are responsible for implementing mechanisms for daily control of regulatory risks arising from the operations under their responsibility. Corporate Compliance exercises independent oversight to assist managers in managing these risks effectively and to obtain reasonable assurance that the Bank is compliant with regulatory requirements.

The control framework covers the following:

- identification, evaluation, communication, maintenance and updating of compliance requirements
- identification of the business units affected by these requirements
- documentation of compliance and regulatory requirement controls applicable to daily operations, including monitoring procedures, remedial action plans and periodic reports produced by business units
- independent oversight of the application of policies and procedures in effect
- quarterly reporting to the Audit and Risk Management Committee on the main results of compliance oversight

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Corporate Governance

At the Bank, we assign great importance to corporate governance because compliance with corporate governance standards allows the Bank, as a corporate citizen, to contribute to the efforts of regulatory bodies, governments and companies worldwide towards maintaining investor confidence in capital markets. In this context, transparency and discipline are two core values. In fact, the Bank believes it is in the interest of its shareholders, clients and partners to adopt stringent corporate governance policies and practices, subsequently monitoring and adjusting them over time. To this end, the Board, with the support of its committees and the management team, oversees the application of sound corporate governance standards and practices that generally comply with the best practices advocated by corporate governance experts.

The reader is invited to consult the Management Proxy Circular pertaining to the 2009 Annual Meeting of Shareholders, which provides a detailed description of the Bank's corporate governance practices. It contains information on the independence of members of both the Board and its committees, the complete mandate of the Board and a description of the role of each committee. The Management Proxy Circular for the 2009 Annual Meeting of Holders of Common Shares will be available on the Bank's website at www.nbc.ca and on SEDAR's website at www.sedar.com in January 2009.

The complete mandates of the Board committees are available on the Bank's website at www.nbc.ca.

MAJOR ECONOMIC TRENDS AND CHALLENGES

The global economy

Given the importance of exports to the Canadian economy and the predominance of the energy and resource sectors, Canada will not be able to remain completely immune to the major successive shocks that are hitting the global economy. Over the last few months of 2008, the economic slowdown initially feared for the United States has spread around the world, as evidenced by the start of a recession in Japan, Germany and Great Britain.

The Organization for Economic Co-operation and Development was revising its forecasts during this same period to predict average negative growth of 0.4% for the economies of its member countries, with a more marked decline for the United States and Euro zone countries. Globally, economic forecasters agree that growth will continue, albeit at a slower pace, fuelled by several emerging economies, including China, which alone will drive a large part of this growth.

Over the next few months, the U.S. market, where the lion's share of Canadian exports are shipped, will nevertheless continue to suffer the effects of the very difficult situation in its real estate sector and a decline in consumer spending. While observers do not expect a recovery until the middle of 2009 – we project annual GDP growth of 0.4% for the United States in 2009 – the period of financial difficulty should not be as protracted or deep as during the Great Depression, often referred to in sensationalistic terms.

The economic situation in the United States and other large economies cannot reach such extreme levels because of structural changes to and greater integration of the global economy and, in particular, the aggressive and concerted measures adopted by the central banks and the governments of the main countries affected by the slowdown.

The Canadian economy

The position occupied by Canada, while not completely protecting the country from the current turmoil, is sheltering it from the worst of it. According to the International Monetary Fund, Canada has the soundest banking system of the 134 countries observed, so the credit issue is not as pronounced in Canada. The job market was still growing in the third quarter of 2008 while elsewhere, especially in the United States, unemployment had already increased.

This situation obviously will not be sustainable in the first half of 2009 because of the deterioration in export markets and the generalized economic slowdown, which is resulting in lower demand for natural resources, metals and oil. We nevertheless project GDP growth of 0.6% for 2009.

While talking about another Great Depression in the United States is overstating the situation, so too is evoking a recession for Canada comparable to that of 1990 or 1982. The growth in domestic demand, although weaker, is holding steady. With inflation under control, the Bank of Canada was able to lower its trendsetting rate during 2008 while preserving additional room to manoeuvre. The Canadian dollar has returned to its equilibrium value in relation to the U.S. dollar, which is softening the impact of the decline in exports that an overvalued currency can cause.

The Canadian government's commitment to support economic activity and domestic demand should temper economic turbulence. As Canada's economy is one of the soundest of the industrialized countries, it also has the means to act.

The financial and credit crisis

ECONOMIC AND FINANCIAL ENVIRONMENT

2008 was particularly stressful for financial market players worldwide. In Canada, after a rather favourable stretch during the first half of the year owing to the run-up in commodities, followed by the roller-coaster ride during the summer, stock market prices started to fall dramatically in September. As a result of the collapse in stock prices, the Toronto Stock Exchange's S&P/TSX composite index lost almost half of its value in five months.

The crisis shaking financial markets worldwide is mostly attributable to the bursting of the real estate bubble in the United States. We have to go back to the start of the 21st century to identify the origin of this situation, namely, the massive injection of liquidity into the economy by the monetary authorities of different countries following the 2001 U.S. economic slowdown.

The real estate bubble started to form in that environment, bolstered by the spectacular rise in sub-prime loans and the increased access to securitization for the purpose of transferring the associated credit risk to other financial intermediaries, both in the United States and abroad. The flaw in these business models became apparent when the number of defaults on mortgage payments increased as soon as house prices stopped climbing across the country. The sudden realization that these payment defaults were both very widespread and difficult to pinpoint because of a lack of transparency translated into decreased liquidity and increased financing costs for banks. The result was that several leveraged financial products whose stability depended on real estate assets collapsed. The opacity of these products, their international distribution and their impact on the financial results of large world-class financial institutions finally triggered a global credit crisis at the end of last summer. In Canada, the first signs of the international financial crisis appeared in August 2007 with ABCP.

IMPACT ON THE BANK'S CONSOLIDATED FINANCIAL STATEMENTS

The most significant repercussion for the Bank concerns the valuation of the ABCP portfolio. The deterioration in financial market and credit conditions, which was particularly pronounced during the second half of the year, contributed to a widening of interest rate spreads attributable to credit ratings and adversely affected the value of ABCP held. The financial impact on the Bank of the valuation of the ABCP portfolio is presented and analyzed in detail in Note 9 to the consolidated financial statements and on page 22 of the MD&A.

The financial market crisis also had a negative effect on securities brokerage and securities trading. Consequently, underwriting and advisory fees and, to a lesser extent, securities brokerage commissions fell. Financial results for *Other income* are examined in detail in the Financial Analysis section on page 42.

The marked depreciation in the value of financial assets, particularly in the fourth quarter of 2008, led to a $30 billion decline in third party assets managed or administered by the Bank in 2008.

AVAILABLE FOR SALE AND HELD FOR TRADING SECURITIES

When stock markets tumbled during the second half of 2008, it also resulted in a decrease in the value of the assets in the portfolio of available for sale securities. As these financial instruments are generally held for a relatively long period, making it possible to recover a part of the depreciation, the Bank only recognizes an other-than-temporary impairment for securities that, in its judgement, truly justify it. During fiscal 2008, due to the significant deterioration in market conditions, the Bank recognized impairment charges in value of certain assets in these portfolios, a large portion of which was related to ABCP. The financial impact of these charges is presented in the Financial Analysis section on page 42, and Notes 8, 9 and 10 to the consolidated financial statements.

Moreover, the prevailing financial conditions during the fiscal year had an impact on the volatility of trading revenues. Securities held for trading were recorded at fair value. As a result, fluctuations in fair value had an impact on the Bank's results. A market recovery or even a certain level of financial market stability could have a favourable impact on results. For fiscal 2008, trading revenues were relatively stable in relation to the previous fiscal year, although equity trading revenues decreased significantly owing mainly to weaker stock markets. This, however, was offset by commodity and currency trading revenues, as the Bank benefited from fluctuations in the Canadian dollar, among other things.

FUNDING AND LIQUIDITY MANAGEMENT

At times in 2008, the financial and credit crisis had an impact on financial market liquidity and on interbank and institutional funding conditions. Overnight and very short-term funding was relatively unaffected for the most part, but the situation was different for term funding (three months or more). For certain maturity categories, the sources of funding on the market virtually dried up on occasion. The financial maelstrom at some large banks and other major institutions in the financial sector, especially in the United States, is a factor in this market disorganization.

Although very unfavourable market conditions have occurred in the past, the Bank considers the current financial market and economic situation worrisome and has given itself the means to deal with it in regard to funding and its liquidity portfolio. In particular, by maintaining frequent and ongoing contacts with its main market counterparts, the Bank has ensured ongoing access to the funding market through its offices in Montreal, London and New York, based on reciprocity with its partners. The Bank was able to maintain its ability to access the market and to borrow on the interbank and institutional market during periods of disruption without noticeable change and without having to assume an unfair surcharge, i.e., higher funding costs than it would normally want to assume in prevailing market conditions. The Bank has also stepped up the frequency of its contacts with monetary and regulatory authorities, as is customary in exceptional monetary and financial situations.

Furthermore, in line with its 2008 funding strategy, the Bank issued debentures, innovative capital instruments and preferred shares. Note 22 to the consolidated financial statements provides more information about these new issues.

In view of the situation in financial markets, the Bank is continuously and rigorously monitoring its liquidity. Liquid assets have generally been maintained at a higher level than is the case in normal conditions, in particular by reducing the outstanding amounts of certain portfolios of less liquid securities. The Bank is also closely monitoring the amounts of securities that it must assign as collateral under agreements governing its derivative financial instrument transactions because assigning these securities as collateral may significantly affect liquidity ratios.

CREDIT AND COUNTERPARTY RISK

As the financial and credit crisis initially affected banks and other financial institutions, it has also became necessary to give priority to counterparty risk management, which is analyzed in more detail on page 61 in the *Risk Management* section. During the most critical phase of the financial difficulties faced by certain investment and commercial banks and other U.S. and European financial institutions, the Bank strengthened control over its exposure to counterparty risk with some of the entities most affected by the crisis. The elements that were more closely monitored were exposure by type of financial instrument, especially credit default swaps, the accuracy of the market value of transactions, and the timely settlement of differences with counterparties, as well as the promptness with which the Bank received the collateral it claimed from counterparties. In order to mitigate its exposure to the entities presenting the most risk, the Bank proceeded, where necessary, with an orderly reduction in transactions as well as hedging transactions, contributing to the reduction of net risk exposure that are taken into account by the Bank's counterparty risk management system. Moreover, since the beginning of the financial crisis, the Bank has advocated a generally cautious approach for the granting of credit facilities.

Managing the commercial credit portfolio has also entailed more frequent monitoring and updating than in normal circumstances, although, for the moment, due to the relatively low proportion of business outside Canada, this risk is less worrisome than counterparty risk. Commercial credit risk managers have increased the number of performance simulations for high-risk activity sectors and industries, especially in the context of a U.S. economic recession (e.g., the manufacturing sector and export industries). The information for the sector risk model that the Bank uses to manage its business credit risk has been updated and monitored more frequently, particularly for higher risk industries. Finally, the tumble in stock market prices has prompted the Bank to closely track credit portfolios in which securities account for most of the collateral provided.

The Bank believes that the additional measures adopted to monitor and control credit and counterparty risk in the context of the crisis have enabled it to contain these risks within acceptable limits and that its portfolio does not, at present, contain any counterparty, obligor or exposure that may expose it to a risk of loss above a level deemed detrimental to the Bank.

Future challenges for National Bank

The Bank's objective is to maintain its financial performance by staying the course with a prudent management approach and a healthy balance between return and risk. At this start of fiscal 2009, we know that the coming quarters will be more difficult. We are confident, however, that its strategy and sensible approach to risk management will enable the Bank to meet the challenges and take advantage of the more positive outlook for the future.

Our main market, Quebec, which accounts for more than 60% of our consolidated sales is in a good position to resist economic and financial pressures. First, its economic performance has strengthened over the past few years, as evidenced by historically low unemployment rates. Job growth has been accompanied by diversification into less cyclical sectors, with a particular focus on the knowledge-based economy: aerospace, pharmaceuticals, software and communications. Its lower exposure to the hard-hit automobile sector is another important factor. Moreover, the Quebec government has already launched an infrastructure program conducive to maintaining economic activity. All of these factors support our forecast for a less severe slowdown than in the United States followed by a recovery in the second half of 2009.

Our geographic diversification strategy will also enable us to take advantage of business opportunities with individuals and businesses in several selected regions in Canada. This diversification is especially seen in Wealth Management, which generates 42% of its revenues outside Quebec.

Demographically, we still have to deal with the aging of the population and its consequences: the increase in the savings market and the decrease in household credit. With its dynamic approach and innovative products, the Bank intends to propose solutions adapted to the needs of individuals and thereby grow its share of the savings market in Quebec and across Canada.

The Bank recommends that readers not place undue reliance on these statements, as a number of factors, many of which are beyond the Bank's control, could cause the future conditions or events described in this section to differ materially from projections, estimates or intentions. Please refer to the *Caution regarding forward-looking statements* in the *Notes to Reader* section of this Annual Report for more information.

OVERVIEW

Consolidated results
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	% change 2008-2007	% change 2007-2006
Excluding specified items[1]					
Total revenues	**3,953**	4,218	3,954	**(6)**	7
Operating expenses	**2,558**	2,656	2,538	**(4)**	5
Provision for credit losses	**117**	103	77	**14**	34
Income before income taxes and non-controlling interest	**1,278**	1,459	1,339	**(12)**	9
Income taxes	**476**	458	450	**4**	2
Non-controlling interest	**(145)**	68	32	**(313)**	113
Net income excluding specified items	**947**	933	857	**2**	9
Specified items after taxes	**(171)**	(392)	14	**56**	
Net income	**776**	541	871	**43**	(38)
Diluted earnings per share	**$ 4.67**	$ 3.22	$ 5.13	**45**	(37)
Average assets	**128,329**	125,964	106,275	**2**	19
Risk-weighted assets[2]	**58,069**	49,336	47,298	**18**	4
Average loans and acceptances	**52,884**	50,408	49,392	**5**	2
Average deposits	**73,373**	71,543	64,192	**3**	11
Net impaired loans[3]	**(162)**	(179)	(192)	**(9)**	(7)
Return on common shareholders' equity (ROE)	**16.4%**	11.5%	20.1%		
Excluding specified items[1]					
Diluted earnings per share	**$ 5.75**	$ 5.65	$ 5.05	**2**	12
Return on common shareholders' equity (ROE)	**19.7%**	20.0%	19.7%		
Efficiency ratio	**61.6%**	63.7%	64.3%		

(1) See *Financial Reporting Method* on pages 10 and 11
(2) 2008: According to Basel II, 2007 and 2006: According to Basel I
(3) Net of general and specific allowances

The Bank recorded net income of $776 million for fiscal 2008 as against $541 million for fiscal 2007. Diluted earnings per share were $4.67 versus $3.22 the year earlier. ROE was 16.4% for fiscal 2008 versus 11.5% in fiscal 2007.

However, excluding the specified items for 2008 and 2007, the Bank's net income rose 2% to $947 million, and diluted earnings per share climbed 2% to $5.75. Similarly, ROE was 19.7%, or 30 basis points lower than in the previous fiscal year.

2008 objectives and results

	2008 objectives	Results	Results excluding specified items
Growth in diluted earnings per share	3% – 8%	45%	2%
Return on common shareholders' equity (ROE)	16% – 21%	16.4%	19.7%
Tier 1 capital ratio	More than 8.0%	9.4%	9.4%
Dividend payout ratio[1]	40% – 50%		43%

(1) Last four quarters

Medium-term objectives

Given the uncertainty of the current economic situation, the Bank will not disclose objectives for fiscal 2009, but will, however, maintain its medium-term objectives. Growth in diluted earnings per share is set to 5% to 10% and the target range for return on common shareholders' equity is between 15% and 20%. The Bank's target for its Tier 1 capital ratio will be more than 8.0%. Lastly, the target dividend payout ratio is between 40% and 50%.

Medium-term objectives

Growth in diluted earnings per share[1]	5% – 10%
Return on common shareholders' equity	15% – 20%
Tier 1 capital ratio	More than 8.0%
Dividend payout ratio	40% – 50%

(1) Excluding specified items

High quality loans portfolio

The Bank has performed well in terms of credit quality. Overall, excluding specified items, provisions for credit losses in fiscal 2008 represented 0.22% of average loans and acceptances, compared to 0.20% a year earlier. The provision for credit losses in fiscal 2008, excluding specified items, rose $14 million to $117 million at year-end. This increase was mainly attributable to higher provisions on credit card receivables and loans to SMEs. Moreover, the general allowance totalled $331 million as at October 31, 2008, up $23 million from October 31, 2007 due to the recording of a general allowance for credit risk on loans secured by ABCP.

Risk profile
Loan losses and impaired loans
(millions of dollars)

	2008	2007
Provision for credit losses[1]	117	103
Provision for credit losses as a % of loans and acceptances[1]	0.22%	0.20%
Net impaired loans	169	129
Gross impaired loans as a % of tangible equity	7.2%	6.6%
Specific allowances as a % of impaired loans	45.0%	48.2%
General allowance	331	308
Impaired loans, net of general and specific allowances	(162)	(179)

(1) Excluding specified items. See *Financial Reporting Method* on pages 10 and 11.

Distribution of loans by borrower category
As at October 31, 2008

Personal[1]	29%
Residential mortgages	30%
Non-residential mortgages	3%
Agriculture, fishing and trapping	4%
Financial institutions	7%
Manufacturing	4%
Construction and real estate	2%
Transportation and communications	2%
Mining, quarries, and energy	3%
Governments	2%
Wholesale	1%
Retail	3%
Services	6%
Other	4%

(1) Including consumer loans, credit card receivables, and other personal loans

ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee (the "Committee") for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On March 17, 2008, the Committee announced that it had filed an application with the Superior Court of Justice of Ontario under the *Companies' Creditors Arrangement Act* asking the court to call a meeting of ABCP noteholders to vote on the Committee's restructuring plan. The restructuring plan was approved by approximately 96% of the noteholders on April 25, 2008 and, on June 5, 2008, the Superior Court of Justice of Ontario sanctioned the restructuring plan (the "Plan") proposed by the Committee for third-party structured ABCP.

On June 18, 2008, a number of corporate noteholders submitted an application to the Ontario Court of Appeal to challenge the Superior Court of Justice of Ontario decision that sanctioned the Committee's Plan to restructure $32 billion of third-party ABCP. The Committee asked the Court of Appeal to dismiss the proceedings and to leave in place approval of the Plan that the majority of affected noteholders voted in favour of in April 2008. On August 18, 2008, the Ontario Court of Appeal dismissed the proceedings. The decision of the Ontario Court of Appeal could be appealed to the Supreme Court of Canada upon the granting of leave to appeal. However, the *Companies' Creditors Arrangement Act* states that no appeal to the Supreme Court of Canada shall operate as a stay of proceedings unless ordered by the Supreme Court of Canada.

In September 2008, canadian corporate investors owning ABCP asked the Supreme Court of Canada to hear their objections to the Plan that would restructure the affected series of ABCP. On September 19, 2008, the Supreme Court of Canada decided not to hear an appeal of the Ontario Court of Appeal's ruling in this matter. On that date, the Committee announced that it was commencing the final steps to implement the Plan to restructure the ABCP.

On November 25, 2008, the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced that it will not complete the proposed restructuring of the third-party ABCP market in Canada by the end of November. The delay is principally due to the complexity of the restructuring, the large number of participants involved in the process and current market conditions. Despite this delay, the Committee has made significant progress over the course of the past several weeks toward settling issues and completing the required documentation to implement the restructuring.

Restructuring plan

In general terms, the Plan proposes to replace the affected ABCP with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets. The Plan also provides, in certain circumstances, for the pooling of certain assets as well as the establishment of new margin funding facilities to support any collateral calls that may occur in the future.

The series of affected ABCP supported in whole or in part by synthetic assets will be pooled into the Master Asset Vehicles (1 and 2) as follows:

- Master Asset Vehicle 1 (MAV1) will be a newly formed vehicle for investors who have elected to commit their pro rata share of a margin funding facility associated with their underlying assets;
- Master Asset Vehicle 2 (MAV2) will be a newly formed vehicle for investors who have elected to commit less than, or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV1 and MAV2 will be provided by third party lenders, including Canadian banks, asset providers and noteholders. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute approximately $812 million to these margin funding facilities.

In connection with the contribution to MAV1 or MAV2 of assets supported by the margin funding facility, investors will receive a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in December 2016. Class A-1 and Class A-2 notes have received a provisional rating of AA. Ineligible assets in MAV1 and MAV2 will be segregated, and noteholders holding series of ABCP secured in part by ineligible assets will receive IA tracking notes that will track the performance of the underlying individual asset.

A newly formed vehicle, which silos each series secured exclusively by traditional assets or by 100% ineligible assets, will be created under a third Master Asset Vehicle 3 (MAV3). Two main types of notes will be created in MAV3: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes will be tied to the net return and maturities of their respective underlying assets.

On August 1, 2008, the Bank reclassified $119 million of ABCP that had been classified in *Held for trading securities* to *Available for sale securities* on the Consolidated Balance Sheet. The reclassification was made in light of the fact that market activities for third-party ABCP had been frozen since August 2007, which is a rare event. This reclassification had no impact on the Consolidated Statement of Income for 2008. Furthermore, during the period when the ABCP was classified in the trading book, the impact on trading revenues was not significant for fiscal year 2008. As at October 31, 2008, the fair value of that ABCP was $107 million.

As at October 31, 2008, the carrying value before impairment charges of the ABCP held by the Bank was $2,198 million, a decrease since October 31, 2007 due to sales of ABCP excluded from the Plan. The underlying assets as part of the proposed restructuring plan are estimated as follows:

Type of underlying assets	Carrying value before impairment charges
Synthetic assets or hybrid assets	
Class A-1	737
Class A-2	666
Class B	114
Class C	47
Total synthetic assets or hybrid assets	**1,564**
Traditional assets(1)	184
Ineligible assets	296
ABCP not included in the Pan-Canadian restructuring plan	154
Total underlying assets(2)	**2,198**

(1) Includes series secured exclusively by traditional assets
(2) The underlying assets of third-party ABCP held by the Bank are comprised of 54% leveraged super senior exposures, 21% fully funded collateralized debt obligations, 16% traditional assets and 9% cash.

Establishing fair value

To determine the value of the ABCP it holds, the Bank has established a range of estimated fair value. The carrying value of the ABCP held by the Bank as at October 31, 2008 was $1,529 million classified in *Available for sale securities*. An impairment charge of $152 million was recorded in the fourth quarter of 2008 in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income. This charge includes an impairment of $125 million which is mostly due to the widening of credit spreads given the deterioration of global markets as well as a charge for a trust that is not included in the Pan-Canadian restructuring plan. For fiscal year 2008, total impairment charges were $164 million (2007: $575 million).

In establishing fair value for ABCP that is part of the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets and the probability of achieving a successful restructuring. In the event of a successful restructuring, the Bank determined the fair value using a discounted cash flow analysis. The discount rate is based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. In previous quarters, the discount rate was solely based on the CDX.IG index. During the fourth quarter of 2008, the Bank changed its methodology to better reflect the fair value of ABCP. Credit ratings, coupons and maturities are based on the anticipated terms of the restructuring plan. The probability of a successful restructuring is established at 95% (90% in previous quarters). The increase of 5% in the probability of a successful restructuring is due to the announcement of the Committee that it was commencing its final steps to implement its plan following the decision by the Supreme Court of Canada to deny leave to appeal on September 19, 2008.

For the probability assigned to an unsuccessful restructuring, the fair value of each class of assets held by the trusts is based on an analysis of the trusts' underlying assets and market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, correlation and interest rates. This methodology was also used for ABCP supported by ineligible assets. On October 31, 2007, this methodology was used for all the ABCP held by the Bank.

The Bank's valuation was based on its assessment of the conditions prevailing as at October 31, 2008, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are the probability of success of the restructuring, observable discount rates and expected credit ratings of the restructured notes. The sensitivities of these assumptions on the fair value as at October 31, 2008 are as follows:

- Assuming a 5% variation in the probability of a successful restructuring would result in a decrease or increase of $35 million in the fair value;
- A change of 10 basis points in the discount rate would result in a $10 million decrease or increase in the fair value; and
- A decrease in the expected credit rating of one letter grade would result in a decrease in the fair value between a range of $80 million to $100 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring plan and (4) a severe and prolonged economic slowdown in North America.

Interest arrears

Since August 20, 2007, the Bank did not record any interest income related to the notes included in the Plan that it held as at October 31, 2008. Once the ABCP restructuring plan is finalized, interest income will be recorded in *Interest income* in the Consolidated Statement of Income when received.

Credit facilities to clients holding ABCP

SUBJECT TO THE COMPLETION OF THE RESTRUCTURING PLAN

During the year, the Bank completed its activities to support clients holding third-party ABCP. These activities aimed to offer commercial and corporate clients of the Bank improved credit facilities for their liquidity needs until the maturity of long-term notes resulting from the restructuring of ABCP. These credit facilities will be available when the restructuring plan is completed. In general, these credit facilities will cover up to 75% of the value of the investment when the restructuring plan is completed. The credit agreements will also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility.

For the restructured notes backed by ineligible assets, the Bank waives all recourse other than the notes given as collateral. This credit facility will be made available for a period of two years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility. This offer could represent up to $248 million in credit facilities.

For the other notes included in the Plan, the Bank waives all recourse other than the notes given as collateral to a first tranche representing 45% of the face value of the restructured note. For the remaining 30% of the face value of the note, the Bank will retain full recourse to the borrower. This credit facility will be made available for a period of three years with the possibility of being extended each subsequent year at the discretion of the Bank if borrowers maintain their normal banking relationship with the Bank during the period of the credit facility. This offer could represent up to $828 million in credit facilities.

The collateral related to the credit facilities offered to clients upon the completion of the restructuring plan is estimated as follows:

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets [1]	Credit facilities related to other notes included in the restructuring plan [2]
Synthetic assets or hybrid assets			
Class A-1	420	-	338
Class A-2	402	-	321
Class B	73	-	58
Class C	28	-	22
Total synthetic assets or hybrid assets	923	-	739
Traditional assets	122	-	89
Ineligible assets	325	248	-
Total	1,370	248	828

(1) Generally, these credit facilities represent 75% of the nominal value of the notes and are guaranteed by the notes.
(2) Generally, these credit facilities represent 75% of the nominal value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes.

PROVIDED CREDIT FACILITIES

The Bank has also provided credit facilities to borrowers for their liquidity needs until the completion of the restructuring plan. As at October 31, 2008, the outstanding credit facilities represented $233 million with recourse to the borrowers. During the third quarter of 2008, the Bank recorded a general provision of $23 million regarding the portion of the loans related to notes backed by ineligible assets. When new loans are granted, there is a risk that the loss will be in excess of the amount recorded as at October 31, 2008.

Litigation

The Bank and its subsidiaries received requests for information, complaints, demand letters and one legal claim from certain of its clients. These complaints, demand letters and legal claim are captured by a release included in the restructuring plan for the ABCP market. This restructuring plan has been approved by the courts. The Pan-Canadian Investors Committee for Third-Party Structured ABCP announced on November 25, 2008 that the restructuring plan would not be completed by the end of November 2008 due principally to the complexity of the plan, the large number of participants involved in the process and current market conditions and that it remains focused on completing the restructuring plan as soon as possible.

Subsequent Event

On December 11, 2008 the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which would result in several significant improvements to the restructuring Plan. The agreement is subject to formal approvals by the key participants.

Key elements of the proposed enhancements are:

- an initial moratorium period during which no collateral calls may be made (subject to an early termination right in certain remote circumstances);
- a widening of certain « spread-loss » triggers, which will be relevant upon expiry of the moratorium, rendering the triggering of collateral calls more remote; and
- additional margin facilities in the form of « back-stop » arrangements ranking senior to all other previously agreed margin funding facilities and collateral. These facilities, which would earn a negotiated commitment fee, would be drawn upon only in the event that all existing available collateral has been fully utilized. The Investors Committee is currently canvassing external sources for these additional facilities.

Also, should the ABCP restructuring process not be concluded successfully, the Bank estimates, as at the date of this MD&A, that it might be required to take an additional impairment charge.

Multi-seller conduit

The Bank administers a multi-seller conduit, Fusion Trust, that purchases financial assets from clients and finances those purchases by issuing ABCP. Clients use this multi-seller conduit to diversify their funding sources and reduce funding costs, while benefiting from financial asset management services and providing some amount of first-loss protection. The Bank acts as a financial agent and provides administrative and transaction structuring services to this conduit. As at October 31, 2008, the Bank held $451 million in commercial paper issued by this conduit. The Bank does not provide any credit protection, but it does provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 28 to the consolidated financial statements. In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $673 million as at October 31, 2008 (October 31, 2007: $892 million).

PRUDENT CAPITAL MANAGEMENT

Capital management is an important component of financial management at National Bank. It takes into account regulatory obligations, economic and market conditions, corporate objectives and shareholder expectations.

In 2008, the Bank maintained its proactive, conservative capital management approach in order to protect itself against deteriorating markets while ensuring sound business growth.

A solid financial foundation

Tier 1 and total capital ratios, according to the new BIS rules under Basel II, stood at 9.4% and 13.2%, respectively, as at October 31, 2008. If these ratios had been calculated using the old BIS rules under Basel I, they would have been 10.1% and 14.1%, respectively, as at October 31, 2008, compared to 9.0% and 12.4%, respectively, as at October 31, 2007. The ratios rose during the year owing to the issuance of $374 million of preferred shares, the issuance of $750 million of innovative capital instruments, and the issuance of $500 million of subordinated debentures offset by the repurchase for cancellation, on September 30, 2008, of Series A preferred shares of NB Capital Corporation issued at US $300 million.

Change in the Tier I and total capital ratios


Fourth quarter 2008
(under Basel II)
Tier 1
9.4%
Total
13.2%
Third quarter 2008
(under Basel II)
Tier 1
10.0%
Total
13.9%
Second quarter 2008
(under Basel II)
Tier 1
9.2%
Total
13.3%
First quarter 2008
(under Basel II)
Tier 1
9.3%
Total
12.9%
Fourth quarter 2007
(under Basel I)
Tier 1
9.0%
Total
12.4%

A bank's capital covers the risks associated with its various activities, such as provision for credit losses, unfavourable changes in financial markets or negative events in terms of operations.

The Bank uses the Standardized Approach for credit and operational risk. In November 2009, the Bank intends to adopt the Advanced Internal Ratings-based approach for credit risk. This change, which requires the approval of the Superintendent, could, when initially adopted, add some 60 basis points to the Tier 1 capital ratio.

Positive contribution from the segments

In 2008, shareholder value added, i.e., available net income less a cost of capital of 11%, represented $243 million. Altogether, allocated economic capital increased 9%, reflecting growth in activities during the year for all segments.

Allocation of economic capital
Year ended October 31
(millions of dollars)

	2008	2007	% change
Average capital	**4,551**	4,530	–
Available net income	**744**	520	43
Cost of capital	**501**	498	1
Shareholder value added	**243**	22	
Allocated economic capital	**3,381**	3,087	9
Unallocated economic capital	**1,170**	1,443	(19)
Capital allocated by segment			
Personal and Commercial	**1,374**	1,286	7
Wealth Management	**396**	379	4
Financial Markets	**1,442**	1,375	5
Other	**169**	47	
Capital allocated by risk type			
Credit risk	**1,494**	1,379	8
Market risk	**659**	535	23
Operational risk	**1,228**	1,173	5

Dividends

In fiscal 2008, the Bank declared $394 million in the form of dividends to common shareholders, representing 43% of available net income, excluding specified items.

Growth in dividends

2008 $2.48
2007 $2.28
2006 $1.96
2005 $1.72
2004 $1.42

BUSINESS SEGMENT ANALYSIS

PERSONAL AND COMMERCIAL

The Personal and Commercial segment provides transaction services, grants financing and offers insurance, savings and investment solutions to Bank clients. These products are offered by front-line sales and service personnel in the branches and commercial banking centres.

In 2008, this segment accounted for 55% of the Bank's segment total revenues, 50% of net income and 43% of the economic capital. Approximately 84% of this segment's revenues were generated in Quebec, where the Bank leads all Canadian chartered banks in terms of presence and business volumes, compared to 83% in 2007.

WEALTH MANAGEMENT

The Wealth Management segment develops and manages savings and investment solutions for clients of the Bank and its specialized subsidiaries and third parties. In addition to its significant position in Quebec, this segment has achieved critical mass in many centres across Canada and is growing its footprint across the country.

In 2008, this segment generated 22% of the Bank's segment total revenues and 17% of net income, while requiring only 12% of the economic capital. Business outside Quebec accounted for 42% of segment revenues compared to 43% in 2007.

FINANCIAL MARKETS

The Financial Markets segment serves the needs of corporations and institutions. It participates in capital markets on behalf of this clientele and the Bank in addition to providing advisory services.

In 2008, this segment, whose activities are international in scope and which require approximately 45% of the Bank's economic capital, contributed 23% of the Bank's segment total revenues and 33% of net income.

Business mix(1)
Year ended October 31, 2008


Personal and Commercial
Total revenues 55%
Net income 50%
Economic capital 43%
Wealth Management
Total revenues 22%
Net income 17%
Economic capital 12%
Financial Markets
Total revenues 23%
Net income 33%
Economic capital 45%

Geographic distribution of total revenues(1)
Year ended October 31, 2008 (2007)


Quebec 66% (62%)
Other provinces 28% (26%)
International and unallocated 6% (12%)

(1) Excluding specified items

A well-diversified business mix

The Bank considers its business mix to be a source of stability and strength today and an opportunity for accelerating future revenue growth and financial results.

Under its long-term strategic plan, the Bank has set its sights on higher revenue growth and continuous productivity improvement as a means of achieving superior financial performance. Accordingly, strategies have been implemented to accelerate growth in all three of the Bank's operating segments – Personal and Commercial, Wealth Management and Financial Markets.

On a geographic basis, the Bank is targeting higher internal growth in the Quebec market and across Canada by leveraging its current strengths, complemented by selective acquisitions, particularly in Wealth Management, and opportunities in specialty finance outside Canada.

Management believes that the main factor in the successful implementation of its long-term strategy is its *One client, one bank* vision. Simply stated, the Bank's vision is to create a fully integrated financial group that will better meet the needs and expectations of its clients. Deployment of this vision is based on the following four priorities:

Align operations with client needs across all segments

The Personal and Commercial segment has redefined the roles and responsibilities of its personnel in order to develop a concerted, proactive and client-centric approach. This has led to increased resources in the field and in the branch network.

At Wealth Management, a specialized unit for high-net-worth clients is being created and the marketing and solutions development for all distribution channels and client segments is being centralized under one team.

At Financial Markets, activities are already client-centric and this segment will continue to facilitate coordination and synergies with the other segments to maximize the Bank's revenue opportunities.

Streamline processes and fast-track technology investment

Processes are being simplified and technological enhancements are being introduced to improve the speed and quality of service delivery while increasing our agility and operational efficiency. The Bank expects investments in technology to be funded by savings realized from the re-alignment of its current infrastructure.

Improve the efficiency of corporate functions

Certain corporate functions are being reviewed to improve synergy, coordination and efficiency while roles and responsibilities are being clarified to avoid duplication. Through these measures, corporate functions will also play a key role in contributing to the objectives of the various business segments.

Strengthen leadership throughout the organization

The Bank is strengthening its management practices in order to instill a culture of cooperation, accountability and performance at all levels of the organization. In keeping with its longstanding values, the Bank will strive to offer employees an even more stimulating workplace.

Implementation of the *One client, one bank* vision and growth strategy is well under way. Management does not expect the growth strategy to have an impact on the overall level of personnel as natural attrition, retirements and reassignments will compensate for positions that are eliminated.

Management believes the growth strategy will result in solid returns for shareholders and a sustained presence for the Bank in the social and economic development of the communities it serves.

More detailed information on the growth strategies of each segment is provided in the following pages.

PERSONAL AND COMMERCIAL

Segment results – Personal and Commercial
Year ended October 31
(millions of dollars)

	2008	2007	2006	% change 2008-2007	% change 2007-2006
Net interest income	**1,390**	1,369	1,344	**2**	2
Other income	**818**	797	766	**3**	4
Total revenues	**2,208**	2,166	2,110	**2**	3
Operating expenses	**1,293**	1,305	1,297	**(1)**	1
Contribution	**915**	861	813	**6**	6
Provision for credit losses	**179**	151	121	**19**	25
Income before income taxes	**736**	710	692	**4**	3
Income taxes	**247**	237	236	**4**	-
Net income	**489**	473	456	**3**	4
Net interest margin	**2.65%**	2.80%	2.91%		
Average assets	**52,450**	48,874	46,245	**7**	6
Risk-weighted assets	**30,312**	28,857	29,710	**5**	(3)
Average deposits	**31,848**	29,907	28,498	**6**	5
Average loans and acceptances	**51,710**	48,207	45,523	**7**	6
Net impaired loans	**134**	108	94	**24**	15
Net impaired loans as a % of loans and acceptances	**0.3%**	0.2%	0.2%		
Efficiency ratio	**58.6%**	60.2%	61.5%		

The mission of the Personal and Commercial segment is to offer the Bank's wide range of financial products and services to clients via its branches, service outlets and remote banking, as well as through a network of partners coast to coast. In so doing, it can meet the diverse needs of all its clients Canada-wide.

Net income for the Personal and Commercial segment reached $489 million in fiscal 2008, an increase of 3% compared to $473 million in 2007, which was up 4% from 2006. Total revenues rose $42 million, or 2%, to $2.2 billion with both business lines increasing their revenues by $21 million, mainly due to the increased volume of loans and foreign exchange activities with businesses. Effective control over operating expenses, which decreased 1% on a year-over-year basis, helped improve the segment's contribution by 6%. The resulting productivity gain was reflected in the segment's improved efficiency ratio, which went from 60.2% in 2007 to 58.6% in 2008. This gain in productivity comes on the heels of a 1.3% improvement in the efficiency ratio the year before. The provision for credit losses was increased by $28 million to $179 million, mainly due to business growth and the economic slowdown. However, the increase was less significant than in 2007 when the provision had risen by $30 million over 2006.

In terms of loans and deposits volumes were up across the board. This volume growth was partly offset by a lower net interest margin of 2.65% in 2008 compared to 2.80% in 2007. This narrowing was mainly due to higher financing costs related to global liquidity problems.

PERSONAL BANKING

More than 8,600 employees

2.3 million retail clients across Canada

327 million transactions per year

857 banking machines

Total revenues – Personal Banking
Year ended October 31
(millions of dollars)

2008	**1,466**
2007	1,445
Change in total revenues	1.5 %
Credit activities	(2.1)%
Transaction activities	3.4 %
Insurance activities	4.6 %
Savings and investing activities	(0.7)%
Other activities	100.0 %

Total revenues for Personal Banking rose 1.5% during the year, driven by growth in revenues from insurance transactions, and other activities. Credit activities generated lower revenues than in 2007 due to the narrower net interest margin on such activities in fiscal 2008. Revenues from other activities, which include alternative networks, doubled in fiscal 2008 compared to the previous year.

This segment focuses on such areas as credit, transactions, insurance, savings and investing as well as other activities. For ease of understanding, information on each of these activities is presented separately, although they form part of an integrated approach aimed at providing comprehensive financial solutions geared to the needs of our clients.

Credit activities

Credit activities cover all consumer loans, including mortgages, lines of credit and credit card advances, as well as distribution agreements, such as those signed as part of the partnership strategy.

Retail credit, including securitization
As at October 31, 2008
(millions of dollars)

Total retail credit	**37,471**
Year-over-year change	7.9 %
Secured credit	**30,039**
Year-over-year change	**9.7 %**
Insured residential mortgage loans	**19.5 %**
Conventional residential mortgage loans	**(20.4)%**
Mortgage-backed personal lines of credit	**26.6 %**
Total mortgage credit	**7.4 %**
Investment loans	**34.6 %**
Other personal loans	**7,432**
Year-over-year change	**1.1 %**
Credit card advances	**3.1 %**
Regular lines of credit	**2.4 %**
Other loans	**(1.1)%**

Highlights

- 7.9% increase in retail credit volumes driven by business development activities in the branch network
- Growth of 26.6% in the volume of All-In-One mortgage-backed personal lines of credit and 19.5% in insured residential mortgage loans, which more than offset a 20.4% decline in conventional mortgages
- 34.6% rise in investment loans distributed as part of the partnership strategy
- 1.1% increase in other personal loans, in line with the strategy of promoting revolving credit
- Several features were added to the All-In-One during the year, including the ability for clients to protect themselves against interest rate fluctuations by choosing a fixed or variable rate for a portion of the All-In-One

Transaction activities

National Bank Financial Group offers a broad range of products, services and packages, from the most basic to the most comprehensive. Clients can choose solutions that match their spending habits, the number of transactions they carry out and how they do their banking.

Highlights

- More than 327 million transactions, including 89% made electronically (other than in-branch or cheque transactions), and 7% through the Internet
- An additional level of security was introduced for Internet banking transactions as part of the Bank's continuing efforts to ensure the highest protection standards. This new Reinforced Security feature requires clients to answer a question they provided upon registering for Internet banking if the system does not recognize their computer
- The quality of our Personal Internet Banking Solutions was rated second in Canada (fifth in 2007) in the annual Canadian Bank Secure Web Site Rankings by Forrester Research, Inc.
- We launched a personalized transaction guide for branch advisors. Accessible on our Intranet site, it allows them to determine the most efficient and economical service package for clients depending on the banking services and products they use

Insurance activities

National Bank Insurance offers an extensive range of insurance products through three subsidiaries that each contribute to the Bank's profitability. National Bank Life Insurance Company focuses chiefly on insurance products for credit cards, mortgage loans and consumer loans. National Bank General Insurance Inc. specializes in direct sales of automobile and home insurance. Lastly, National Bank Insurance Firm Inc. is a brokerage firm that offers life and health insurance products to consumers and businesses.

Highlights

- 9.4% growth in earned property and casualty insurance premiums and successful deployment of a dedicated team of telemarketing experts
- 12.8% increase in individual life insurance as well as group and pension insurance thanks to a broader product offering and additions to the sales team
- 6.4% growth in earned life insurance premiums through the marketing of loan insurance tailored to the All-In-One, a higher acceptance rate and expanded direct sales activity for individual life insurance

Savings and investing activities

The Bank's branch network acts as the distributor of a full line of savings and investment products that are divided into two categories. The first category consists of registered and non-registered deposit products, for which substantially all of the revenues are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally offered by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

Highlights

- The integration of the distribution activities of Altamira Investment Services Inc. into the Bank's branches was completed in 2008. In addition, mutual fund manufacturing activities were grouped with National Bank Securities
- Development and introduction of a new solution in our Managed Portfolios targeted to high-net-worth clients not served by Private Investment Management, rounding out our line of managed products
- Over 3,000 clients and investors attended retirement information sessions organized by the Bank across Canada. We also issued a new Retirement Guide and launched an online retirement planning tool as part of a focused effort to expand our reach in this large and growing market
- Thanks to the Bank's full line of managed products, clients faced with volatile financial markets were able to transfer their assets to a broad range of more conservative investments

Strategies and achievements

Implement new distribution model to accelerate revenue growth

During 2008, we began implementing a new distribution model in our branch network which is transforming the way we serve our more than 2.3 million retail clients.

Under our *One client, one bank* vision, we are becoming a fully client-centric organization that will be more proactive in providing financial advice and service to better meet the needs and expectations of clients. By maximizing the client experience through more personalized service, we will enhance client retention and acquisition, increase revenue per client and share of wallet. Over time, this transformation will differentiate our offering and allow us to grow our retail market share.

The implementation of our new distribution model requires a cultural shift towards teamwork and cooperation, in the branches and between our business segments. Desired behaviours are being promoted through changes in variable compensation, the removal of certain barriers and strong leadership at all levels of the organization.

The transformation is well underway and will be completed in all Retail Banking branches across Quebec by the end of 2009.

Sustain growth outside Quebec

In recent years, we have furthered our expansion in select markets in Canada through partnerships with non-banking financial institutions, and we intend to grow this alternative distribution channel by developing additional partnerships. In 2008, loans and deposits made under partnership agreements reached $4.8 billion, more than 80% of which are outside Quebec.

The Bank will also leverage its existing retail network outside Quebec and add to the number of in-branch advisors in markets where its brand is strongest while increasing volumes in selected products and services.

Achieve higher operating efficiency through continuous productivity improvements

Efforts to simplify business processes and re-align information technologies will continue to yield significant efficiency improvements across the Bank.

In 2008, responsibility for information technology was centralized, operations were streamlined and a new strategic roadmap was developed to support the *One client, one bank* vision. The resulting savings will fund investments in new technology platforms and tools that will increase productivity and drive higher customer satisfaction and revenues at Retail Banking.

Key processes are being simplified or automated to lighten the administrative workload in the branches and increase time spent meeting with clients. Response times and efficiency are also being supported by clear lines of accountability and greater authority at the branch level, while maintaining a prudent approach to risk.

COMMERCIAL BANKING

70 business centres

A network of 446 branches

More than 129,000 commercial clients

Over 950 employees

Total revenues – Commercial Banking
Year ended October 31
(millions of dollars)

	2008	2007	% change
Small businesses	80	81	(1)
Commercial	221	225	(2)
Credit activities	301	306	(4)
Deposit activities	222	216	3
Other activities	219	199	10
Total	742	721	3

Commercial Banking revenues were up 3% in 2008 to $742 million. Revenues related to other activities, which are less sensitive to changes in the economic cycle, posted the strongest growth, advancing 10% to $219 million. This included a 12% increase in foreign exchange revenues. Revenues from deposit activities were up 3% to $222 million, reflecting higher volumes partly offset by a narrower net interest margin on deposits.

Overall, revenues from non-lending activities rose 6% during the year and contributed 59% of the segment's total revenues, or 2% more than in 2007.

In order to provide a better overview of the Bank's lending, deposit and other activities, they are presented separately in the information that follows. They are nevertheless part of an overall approach aimed at offering commercial clients integrated financial solutions.

Credit activities

Lending activities include all loans granted to small and medium-sized enterprises, such as term, demand, mortgage and operating loans.

Highlights
- Partnership agreements were concluded with two major Western Canada-based financial institutions for granting loans to finance the transfer of business between insurance brokers
- In response to an anticipated increase in SME business transfer activity in Quebec, we set up a specific credit process and developed a new business sale/transfer product that combines credit and insurance
- Credit facilities were made available to commercial and corporate clients holding ABCP to help them meet their liquidity needs

Deposit activities

Commercial Banking offers a broad range of deposit and cash management solutions ranging from conventional term investments to corporate treasury funds. In developing these activities, its goal is also to be as responsive as possible to the personal savings needs of entrepreneurs.

Highlights
- Volatility in financial markets led to higher demand for deposit solutions
- New innovative solutions were launched, including a GIC product that is redeemable without penalty, and certain GIC products can now be purchased online

Other activities

An increasing share of Commercial Banking revenues is being generated by international services, electronic transactions and complementary services available at the Bank.

Highlights

- To promote cross-selling, we launched a sales campaign featuring five product families – insurance, credit cards, international, electronic services and payroll
- Foreign exchange revenues increased 12%
- We introduced a new interest rate swap product and improved the marketing process, while stepping up sales force training
- A team of nine international trade and currency traders was formed to expand our presence in Ontario and Western Canada
- We deployed an automated credit renewal process for SME and agribusiness clients based on client profile recognition

Strategies and achievements

Sustain continuous improvement in client satisfaction by offering more advice and tailored solutions

Customer satisfaction is key to the profitability of the Commercial Banking segment which has maintained a 95% satisfaction level among its customers in recent years. Annual tracking indicates that over 50% of customers polled are very satisfied and the segment's objective is to further increase this percentage by maximizing the client experience.

Among measures being taken to reach this goal, a new relationship model was implemented in 2008 in which dedicated business developers and portfolio managers work in tandem to create a new type of client service team. Time spent with clients is being further increased through the deployment of a new automated workflow program. The automation of the credit process for renewals, pre-approved maximum credit limits and new credits will accelerate the lending process and result in more time spent with clients.

Client satisfaction will also be supported by providing commercial clients more convenience through the presence of dedicated Deposit Account Managers, Global Cash Managers, International Business Managers and other specialists directly in Commercial Banking Centres. To complete the offering, personal financial planners are being embedded in Commercial Banking Centres to cater to the personal savings and investment needs of business clients.

As part of the implementation of the *One client, one bank* vision in the branch network, selected branches will have dedicated account managers to serve the specific needs of high-potential SME clients, and all branches will have front-line sales capability to serve smaller enterprises.

Leverage our existing client base by offering complementary services and tailored solutions

Programs and incentives are in place to promote cross-selling, with a particular emphasis on our large pool of borrowing clients. For our non-borrowing clients, we are beginning to offer integrated investment solutions that are aligned with their needs. Our objective is to sell more products per client and to increase our share of wallet.

Increase our market share in Quebec

Now that the Bank has strengthened its credit profile, it is looking to increase market share in Quebec, where it is the largest commercial lender among banks. Its approach is to increase its offering in high-potential regions and in industry sectors where it is currently under-represented.

The Bank seeks to position itself in growth industries and emerging sectors at a time of structural change in the Quebec economy. In support of this strategy, policies and guidelines are being developed for cash flow and intangible asset lending so that its offering will address the needs of business clients in the new economy.

A major opportunity in the coming years is an expected wave of business ownership transfers by Quebec entrepreneurs. Working closely with the Financial Markets and Wealth Management segments, the Bank will be seeking to capture the huge potential for the advisory, lending and investment solutions these transfers will bring.

Accelerate growth outside Quebec by building on our current presence and developing partnerships

In selected markets, the Bank aims to increase the scope of its offering by adding dedicated product specialists to drive new volumes from existing clients and thereby generate new business. It will also continue to expand its activities in the Canadian agribusiness sector and penetrate other industry sectors where its expertise is widely recognized. Greater cooperation with the Financial Markets segment is a priority, particularly where both segments are present.

The Personal Banking and Wealth Management segments have successfully penetrated the Canadian market through partnerships with third parties in investment lending. This partnership model is a low-risk strategy and the Bank will pursue similar arrangements adapted to Commercial Banking.

WEALTH MANAGEMENT

83 mutual funds

32 fund portfolio solutions

Direct and full-service brokerage services

Trust and portfolio management services

Private investment and wealth management services featuring sophisticated diversification techniques

Segment results – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	% change 2008-2007	% change 2007-2006
Excluding specified items[1]					
Net interest income	**151**	129	128	**17**	1
Other income	**713**	766	711	**(7)**	8
Total revenues	**864**	895	839	**(3)**	7
Operating expenses	**614**	636	611	**(3)**	4
Income before income taxes and non-controlling interest	**250**	259	228	**(3)**	14
Income taxes	**76**	83	73	**(8)**	14
Non-controlling interest	**3**	5	6	**(40)**	(17)
Net income excluding specified items	**171**	171	149	**–**	15
Specified items after taxes	**–**	(11)	–		
Net income	**171**	160	149	**7**	7
Risk-weighted assets	**4,594**	2,882	1,251	**59**	130
Average deposits	**9,024**	7,554	7,617	**19**	(1)
Efficiency ratio excluding specified items	**71.1%**	71.1%	72.8%		

(1) See *Financial Reporting Method* on pages 10 and 11

The Wealth Management segment posted net income of $171 million in 2008 up from $160 million in 2007. Net income in 2007 was reduced by the after-tax restructuring charge and the impairment charge totalling $11 million. Despite these specified items, net income for 2007 had increased by 7% from fiscal 2006.

Total revenues were down 3% to $864 million compared to $895 million in 2007, mainly as a result of unfavourable financial market conditions and a decline in the value of assets. Revenues from direct brokerage, mutual funds, discretionary management services and trust services increased $14 million or 5% compared to 2007.

Assets under management or under administration and revenues – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	Assets under management or under administration			Revenues		
	2008	2007	% change	2008	2007	% change
National Bank Financial	44,389	52,689	(16)	531	564	(6)
NBCN (Correspondent Network)	51,775	63,307	(18)			
National Bank Direct Brokerage	10,175	10,381	(2)	53	51	4
Securities brokerage	106,339	126,377	(16)	584	615	(5)
National Bank Securities	7,554	8,524	(11)	65	68	(4)
Altamira Investment Services	3,196	4,431	(28)	82	73	12
Mutual funds	10,750	12,955	(17)	147	141	4
Natcan Investment Management	21,239	29,771	(29)	69	61	13
National Bank Trust	64,173	63,301	1	110	104	6
Other (mortgages sold)	7,293	7,074	3			
Gross total	209,794	239,478	(12)	910	921	(1)
Institutional and other funds	52,879	57,469	(8)			
Assets presented in more than one activity	22,929	28,865	(21)			
Intercompany eliminations				(46)	(26)	
Total retail assets	133,986	153,144	(13)	864	895	(3)

(1) See *Financial Reporting Method* on pages 10 and 11

Total assets managed or administered by our Wealth Management segment decreased to $209.8 billion ($186.9 billion excluding assets presented in more than one activity). Retail assets managed or administered (including non-proprietary products) decreased 13% to $134.0 billion. Most units involved in managing or distributing non-institutional solutions posted declines. Institutional assets, such as pension funds, and transfer and custody activities were down mainly due to the renegotiation of certain contracts.

Securities brokerage

National Bank Financial Group has a strong presence in securities brokerage. Its subsidiary National Bank Financial (NBF) is the leading full-service broker in Quebec, and one of the largest in Canada. Its Correspondent Network (NBCN) is Canada's premier provider of clearing and brokerage services, with more than 100 client companies. National Bank Direct Brokerage Inc. (NBDB) is ranked as the fourth-largest discount brokerage in Canada in terms of average assets per account.

FULL-SERVICE BROKERAGE

The Bank earns most of its securities brokerage revenues from NBF Individual Investor Services, whose extensive team offers investment advice, full-service brokerage, portfolio management and a vast selection of both proprietary and non-proprietary products through some 836 investment advisors working out of 93 service outlets across Canada.

Highlights

- With the acquisition of four independent full-service brokerage firms in 2008, 90 investment advisors have been added, increasing our sales force by 12%. These acquisitions expanded our presence in Toronto and Winnipeg and reinforced our leadership in the Quebec market
- Despite the market turmoil, NBF added nearly 40 new recruits who are being progressively trained to become investment advisors as part of its succession plan in anticipation of expected retirements in the coming years
- NBF continued its transition from investment management to comprehensive wealth management by segmenting its client base and offering tailored solutions based on the full range of products and services available at NBF

NATIONAL BANK DIRECT BROKERAGE

NBDB is one of the largest discount brokers in Canada and a leader in Quebec. Its success is based on several factors, including a leading-edge and user-friendly technology platform and the close coordination of its activities with the branch network. NBDB is ranked as the fourth-largest discount brokerage in Canada in terms of average assets per account.

Highlights

- NBDB posted strong results in a very competitive environment, with an increase in revenues and a slight decline in assets under management
- According to an independent survey by Surviscor, NBDB was ranked as the most improved of all Canadian discount brokers in 2008
- Client satisfaction with NBDB's services attained its highest level in 2008, according to our internal surveys

Mutual funds

The Bank offers individual investors a wide array of mutual funds and principal-protected notes to meet their investment needs. Its offering includes National Bank Mutual Funds, Altamira Funds, Managed Portfolios, Meritage Portfolios, Omega Funds, Strategic Portfolios and the popular Altamira High-Interest CashPerformer account.

Highlights

- The integration of the distribution activities of Altamira Investment Services Inc. into the Bank's branches was completed in 2008. In addition, mutual fund manufacturing activities were grouped with National Bank Securities. This reinforces our position outside Quebec and allows us to offer a broader range of products and services to clients formerly served by Altamira
- We diversified our mutual fund offering with the launch of the new Omega family of mutual funds. These funds are managed by respected external portfolio managers with distinct mandates that, in some cases, are unique in Canada
- National Bank Advisor Distribution, which offers its full range of products and investment solutions to more than 15,000 independent financial advisors across Canada, continued to expand
- The Altamira High-Interest CashPerformer account continued to generate significant inflows of over $1.3 billion in 2008

Portfolio management

Natcan Investment Management (Natcan) delivers a full range of portfolio management services and tailors them as closely as possible to the needs of its client base: in-house and external institutional investors, who want to maximize their risk/return trade-off, as well as banking clients seeking to minimize the downside risk of invested assets.

Highlights

- Funds managed by Natcan won 10 of the 113 highly coveted Lipper Fund Awards for performance in 2008, a share three times greater than Natcan's position in the industry
- For the second consecutive year, 60% of Natcan's mutual funds and institutional strategies exceeded their objectives
- Natcan achieved a superior relative performance in the second half of 2008 which more than compensated for lower returns in the first two quarters. Consequently, the majority of its strategies outperformed their benchmarks, reinforcing the value of Natcan's disciplined investment approach

Discretionary management and trust services

National Bank Trust (NBT) offers discretionary asset management and mutual fund administration services, as well as securities custody services for institutional clients. Due to the success of its Private Investment Management program, the Bank ranks sixth in Canada for this type of service. This success can be traced to the professionalism of Bank advisors and a disciplined and structured management style that contributes to superior performance under many economic scenarios.

Highlights

- Focus on capital preservation and diversification allowed Private Investment Management to limit declines in asset values when market volatility led to serious setbacks in some sectors
- Our client advisors maintained close communication with clients during the market turmoil, holding over 1,000 individual meetings and addressing a similar number during 40 group gatherings
- Our internal and external portfolio managers stayed the course with their strategies and are looking for opportunities in anticipation of more favourable market conditions

Strategies and achievements

Leverage existing strengths and client relationships through a unified and integrated approach in the wealth management market

The management of wealth assets offers significant growth potential for National Bank Financial Group. In order to better capitalize on market opportunities, we are now managing our resources, knowledge and client relationships under an integrated wealth management strategy.

This strategy is focused on maximizing our client experience by providing the best advice, products and services to every client based on their profile and individual needs – regardless of their point of entry into the Bank. This unified approach cuts across organizational lines to provide seamless service, allowing the Bank's personnel to leverage its strengths and relationships to the fullest.

By adopting the *One client, one bank* vision in our Wealth Management activities, we aim to develop a distinctive brand of client experience that will drive superior business growth and enable us to increase market share.

Develop an integrated product development and marketing strategy based on client segmentation

The Bank has created a group responsible for the development of integrated investment solutions for all distribution channels, internal wholesaling and marketing for all units under the Wealth Management umbrella.

This team will rely on their market knowledge, research, client life cycles and market segmentation in order to optimize the investment solutions offered by all Wealth Management units. A key priority is to strengthen the positioning of the Bank in the retirement planning market, building on progress made in the last two years.

Create a specialized team to serve high-net-worth individuals

Late in 2008, the Bank introduced a one-stop integrated wealth management solution for high-net-worth clients. Developed by a team of specialists, the offering draws on the full range of services and expertise within the Bank. They include, among others, investment management, tax and estate planning, as well as risk management and structured products.

The role of this specialist team is to serve wealthy clients and support the Bank's different distribution channels in providing best-in-class service to clients with more complex needs.

Support National Bank Financial Group's geographic diversification by maintaining growth momentum outside Quebec

The Wealth Management segment derived 42% of its 2008 revenues from activities outside Quebec. The objective is to sustain growth by building on existing strengths such as increasing the number of investment advisors in National Bank Financial (NBF) branches. It is also targeting regions and sectors where it already has a critical mass, such as the Calgary area.

Its extensive relationships with independent financial advisors across Canada, developed through the NBF Correspondent Network and National Bank Advisor Distribution, offer excellent growth opportunities. In 2008, the Bank set up a new group responsible for developing third-party solutions to leverage its current strong position.

The Correspondent Network is Canada's leading carrying broker as one-third of the members of the Investment Industry Regulatory Organization of Canada (IIROC) clear through NBF. For its part, Advisor Distribution serves more than 15,000 financial advisors across the country.

Complement organic growth with acquisitions

After completing four acquisitions and a minority investment in 2008, the Bank continues to look for consolidation opportunities, in both Quebec and elsewhere in Canada, that meet its criteria.

FINANCIAL MARKETS

Present across Canada, dominant in Quebec

Diversified investment banking activities

Recognized risk management expertise and solutions

Segment results – Financial Markets
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	% change 2008-2007	% change 2007-2006
Excluding specified items[1]					
Net interest income	**706**	(27)	154		
Other income	**195**	1,274	895		
Non-controlling interest in Innocap Investment Management	**197**	(46)	(10)		
Total revenues[2]	**1,098**	1,201	1,039	**(9)**	16
Operating expenses	**633**	692	607	**(9)**	14
Contribution	**465**	509	432	**(9)**	18
Provision for credit losses	**2**	–	4		
Income before income taxes and non-controlling interest	**463**	509	428	**(9)**	19
Income taxes	**135**	159	140	**(15)**	14
Non-controlling interest	**1**	(1)	(1)		
Net income excluding specified items	**327**	351	289	**(7)**	21
Specified items after taxes[1]	**57**	(17)	–		
Net income	**384**	334	289	**15**	16
Average assets	**87,207**	88,854	69,255	**(2)**	28
Risk-weighted assets	**25,488**	23,815	20,085	**7**	19
Average deposits	**32,833**	34,447	28,382	**(5)**	21
Average loans and acceptances	**6,582**	5,562	4,912	**18**	13
Net impaired loans	**35**	21	22	**67**	(5)
Net impaired loans as a % of average loans and acceptances	**0.5%**	0.4%	0.4%		
Efficiency ratio excluding specified items and adjusted for non-controlling interest[2]	**57.6%**	57.6%	58.4%		

(1) See *Financial Reporting Method* on pages 10 and 11
(2) Adjusted for gains or losses mainly attributable to third parties using the Innocap platform

The Financial Markets segment comprises financing and trading services offered to corporate and institutional clients by NBF. This segment is also responsible for specific activities that are essential for the operations of National Bank Financial Group such as funding, asset/liability management and investment portfolio management.

Net income for Financial markets totalled $384 million in 2008, up 15% over the previous year. This increase is comparable to the 16% growth achieved in 2007 that brought net income to $334 million. Net income in 2008 includes a gain of $57 million resulting from the combination of Montreal Exchange Inc. with TSX Group Inc.

Total revenues declined to $901 million in 2008 from $1,247 million in 2007. Taking into account non-controlling interest, total revenues amounted to $1,098 million compared to $1,201 million the previous year. The decline was mainly attributable to lower trading revenues and financial market fees, reflecting market conditions.

Operating expenses declined 9% in 2008 to $633 million, mainly as a result of lower variable compensation and cost control measures. The efficiency ratio, at 57.6%, was unchanged from 2007. In 2008, the provision for credit losses stemming from the corporate loans portfolio was $2 million compared to none in 2007. Average assets, consisting primarily of securities, declined by 2% to $87.2 billion and credit to corporations increased 18% to $6.6 billion.

Revenue breakdown – Financial Markets
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	% change
Excluding specified items[1]			
Adjusted for non-controlling interest			
Trading revenues			
Equities	**148**	299	(50)
Fixed income	**91**	132	(31)
Commodity and currency contracts	**114**	(7)	
	353	424	(17)
Financial market fees	**223**	279	(20)
Gains (losses) on available for sale securities	**(24)**	126	(119)
Banking services	**186**	175	6
Other	**360**	197	83
Total	**1,098**	1,201	(9)

(1) See *Financial Reporting Method* on pages 10 and 11

Through the diversification of its activities, combined with strong risk management and effective controls, the Financial Markets segment has managed to avoid sharp revenue fluctuations while consistently generating good results.

Although total revenues declined 9% in 2008 as a result of unfavourable conditions on financial markets, several activities exhibited strength. In particular, the segment reported a significant increase in trading revenues from commodity and currency contracts which helped to partly offset the decline in equities trading.

Revenues from banking services increased 6% to $186 million due to the increase in credit volumes at Corporate and Investment Banking. The segment also benefited from a strong performance from Maple Financial Group Inc., a gain on the sale of a controlling interest in Asset Management Finance Corporation, and asset and liability management activities, which explain the increase in other revenues at Financial Markets. Despite low capital market activity in Canada, the segment generated fees of $223 million in 2008, compared to a record amount of $279 million achieved in 2007.

Strategies and achievements

Strengthen Corporate and Investment Banking presence across Canada

With a dominant position in Quebec, where it serves Quebec-based Canadian and multinational clients, the Bank aims to grow across the country by focusing on mid-market companies whose activities are centred mostly in Canada and in emerging industries. The Bank will expand coverage of these target sectors and compete by providing clients with integrated solutions that are tailored to their needs.

The objective is to reach a Top 5 ranking for equity financing in this segment. The Bank expects to achieve a superior risk-adjusted return on capital by maintaining rigorous credit processes and by generating ancillary revenues through advisory services and risk management products.

The Bank is also expanding its presence in the junior energy sector in Calgary where it has a longstanding presence as a significant commercial lender. In recent years, it has built a commodity derivatives business that now offers commodity price hedging and it has developed advisory research and secondary equity trading services for these clients.

Grow fixed income and equity trading revenues

In fixed income, the Bank is targeting growth in the market for corporate debt in Canada to bring its share of commissions into line with its position in federal, provincial and municipal debt where it is a major player.

In equities, the Bank's objective is to increase commissions by leveraging its strong research credentials and recognized investment trading expertise. It has aligned its sales and trading teams with the research group to maximize opportunities.

In both fixed income and equities, the Bank has been successful in selling Canadian securities to global investors. It maintains sales teams in New York, Boston, London and Geneva, in order to respond to market expectations.

The Bank is also expanding its electronic trading capabilities to meet the growing requirements of Canadian and global clients for electronic execution.

Achieve leadership in structured products

The Bank has taken steps to capitalize more effectively on its recognized expertise in risk management solutions. It has created a single derivatives team including all asset classes – fixed income, equities, foreign exchange and commodities – that is targeting corporate clients. It has also developed solutions for commercial clients.

A second area of focus in derivatives is to build on the Bank's leadership in structured products for retail and institutional clients. The Bank is working closely with the Wealth Management segment to design products with greater transparency and improved secondary market liquidity. It has established a research team that follows retail structured products for its investment advisors and it is developing tools that investors can use directly.

Seize specialty finance opportunities in the U.S. market

The Bank's subsidiary, Credigy Ltd., purchases and services distressed and written-off consumer debt. Based on its efficient technology platform and specialized expertise, Credigy is currently operating in the United States and Brazil. The Bank is closely monitoring opportunities to purchase additional portfolios in the U.S. consumer credit market. We are also looking into acquiring profitable companies in the fragmented U.S. debt purchasing and collection industry.

OTHER

Segment results – Other
Year ended October 31
(millions of dollars)

	2008	2007	2006
Excluding specified items[1]			
Net interest income	**(320)**	(323)	(334)
Other income	**92**	28	110
Total revenues	**(228)**	(295)	(224)
Operating expenses	**18**	23	23
Provision for credit losses	**(64)**	(48)	(48)
Loss before income taxes and non-controlling interest	**(182)**	(270)	(199)
Income tax recovery	**(190)**	(226)	(179)
Non-controlling interest	**48**	18	17
Net loss before specified items	**(40)**	(62)	(37)
Specified items before income taxes[1]	**(228)**	(364)	14
Net loss	**(268)**	(426)	(23)
Average assets	**(12,021)**	(12,426)	(9,914)

(1) See *Financial Reporting Method* on pages 10 and 11

The *Other* heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management income were recorded as *Other income*.

For fiscal 2008, the net loss for the *Other* heading was $268 million, as against $426 million in fiscal 2007. The smaller net loss in 2008 compared to 2007 was mainly attributable to the impact of ABCP, which was $180 million in 2008 versus $381 million in 2007. These charges are part of the specified items.

FINANCIAL ANALYSIS

Analysis of consolidated results

TOTAL REVENUES

For fiscal 2008, total revenues on a taxable equivalent basis amounted to $3,845 million, up $223 million, or 6%, from fiscal 2007 (see Table 1 on page 68). Excluding specified items for 2008 and 2007, total revenues on a taxable equivalent basis were $3,953 million, down $265 million, or 6%, from one year earlier.

Net interest income

Net interest income for fiscal 2008 reached $1,990 million as against $1,254 million for fiscal 2007 (see Table 2 on page 68), an increase of $736 million. Net interest income at Personal and Commercial increased $21 million, or 2%, to $1,390 million for fiscal 2008. Loan and deposit volumes posted strong growth owing to the more than $2.6 billion increase in average asset volumes, particularly in consumer loans and residential mortgages. The narrower net interest margin stemmed mainly from the higher cost of funds for deposit and credit products, offset by the wider net interest margin on credit card receivables. At Financial Markets, the $735 million increase in net interest income in 2008 from 2007, was mainly due to trading activities. Moreover, the cost of financing the ABCP held by the Bank reduced net interest income for the year by $63 million compared to the cost of $21 million recorded in 2007.

Other income

Other income on a taxable equivalent basis for 2008 was $1,855 million, compared to $2,368 million the previous year (see Table 3 on page 69). The decline in losses on available for sale securities was $319 million, primarily because of the lower charge related to the impairment in value of the ABCP held by the Bank, which was $164 million for 2008 as against $575 million for 2007. In addition, a gain on available for sale securities of $88 million was recorded during the fiscal year owing to the combination of Montreal Exchange Inc. and TSX Group Inc. For fiscal 2008, the Bank recorded a $247 million trading loss compared to a trading gain of $586 million in fiscal 2007. Taking into account the portion recorded as net interest income and for non-controlling interests, trading revenues reached $398 million, up $4 million over fiscal 2007 (see Table 4 on page 69).

As shown in Table 3 on page 69, underwriting and advisory fees totalled $312 million for fiscal 2008, down from $381 million for the previous fiscal year. Securities and brokerage commissions were down $27 million to $240 million. Those variances were due mainly to a slowdown in economic activity during the year. Card service revenues, revenues from lending fees, acceptances and letters of credit and guarantee rose $2 million from 2007 to $225 million in 2008, offset by a decline in deposit and payment service charges of an equivalent amount.

Insurance product marketing efforts continued to bear fruit in fiscal 2008, with insurance revenues rising $4 million to $119 million. The slowdown in activities owing to more difficult market conditions during the fiscal year had an impact on the decline in revenues from trust services and mutual funds, which were $342 million in 2008 compared to $357 million in 2007, mainly due to the decline in the market value of assets under management.

Securitization revenues were up $47 million, or 26%, to $226 million owing to the higher volume of new insured mortgage loan securitizations. Moreover, other income totalled $394 million, up $43 million, as a result of the increase of $39 million in the share of income from Maple Financial Group Inc.

Operating expenses

Operating expenses for fiscal 2008 were $2,695 million, up $69 million, or 3%, over the previous year (see Table 6 on page 71). Excluding the specified items recorded in 2008 and 2007, operating expenses decreased $98 million to $2,558 million.

In 2008, salaries and staff benefits amounted to $1,454 million, down 3% from the previous fiscal year. The decline was essentially attributable to lower pension plan expenses and variable compensation. The portion of operating expenses stemming from salaries and staff benefits was down 3% from fiscal 2007 to 54% in 2008.

Technology expenses, including amortization, stood at $448 million, up $34 million from fiscal 2007, as a result of the write-off of $54 million of tangible assets in the fourth quarter of 2008. Occupancy expenses increased $8 million to $177 million in 2008. Professional fees rose $34 million to $214 million in 2008, owing to the review of business processes, technological development and ABCP-related expenses. In addition, restructuring charges of $66 million were recorded in 2008, compared to $7 million in 2007. These charges for fiscal 2008 consisted of severance payments and fees for a professional services firm, whereas in fiscal 2007, they consisted of premises-related expenses and severance payments.

On the whole, stringent management of expenses helped to reduce other expenses to $336 million, down $22 million from 2007.

Provision for credit losses

The provision for credit losses was up $41 million in fiscal 2008 to $144 million (see Table 5 on page 70). This increase was partly attributable to the recording of a $23 million general allowance on loans secured by ABCP, which brought the general allowance to $331 million.

The provision for consumer credit losses was increased $13 million to $75 million in 2008 because of the strong growth in consumer loans, which inevitably led to higher losses, and the increase in the number of personal bankruptcies. The provision for credit losses relating to commercial loans was $59 million for fiscal 2008, up $16 million from 2007, owing to a higher volume of recoveries in 2007. Lastly, a $2 million provision for credit losses was taken for corporate financing activities in fiscal 2008, compared to none in 2007. Overall, specific provisions for credit losses in 2008, excluding specified items, accounted for 0.22% of average loans and acceptances, as against 0.20% the previous fiscal year, owing to a less favourable economic environment.

INCOME TAXES

Note 26 to the consolidated financial statements on page 141 provides details concerning the Bank's income taxes. For fiscal 2008, income taxes were $167 million, for an effective tax rate of 20.9%, compared to income taxes of $79 million in 2007, for an effective tax rate of 11.5%, which was low due to the large ABCP-related loss. Excluding specified items, income taxes for 2008 totalled $268 million and the effective tax rate was 25%, up from 20% in 2007, an increase due to change in the income mix.

Quarterly financial information

Certain trends and factors had an impact on quarterly earnings, revenues and expenses. A summary of results for the past 12 quarters is presented in the Quarterly Results table on pages 66 and 67. The results for the past eight quarters were affected by favourable and unfavourable factors.

- Over the past five quarters, a number of items were recorded in relation to ABCP, such as a charge for impairment in value, losses and gains on economic hedge transactions, ABCP financing costs and professional fees, the provision for credit losses related to the ABCP held and an adjustment to variable compensation
- The results for the first quarter of 2008 take into account a gain on the sale of the Bank's subsidiary in Nassau
- The results for the third quarter of 2008 include a gain from the combination of Montreal Exchange Inc. with TSX Group Inc.
- A restructuring charge was recorded in the fourth quarter of 2007 and the fourth quarter of 2008
- In the fourth quarter of 2008, a loss resulting from a write-off of tangible assets was recorded, while an impairment in value of an intangible asset was recognized in the fourth quarter of 2007
- The results of the past eight quarters were affected by a number of acquisitions

Consolidated net income was positive for seven of the past eight quarters, a situation that reflects the sustained performance of the Bank's business segments, despite the impact of ABCP recorded in the past five quarters. Effective cost management was influential in maintaining this trend.

Net interest income increased over the past four quarters, particularly in the fourth quarter of 2008, because of the growth in loan volumes and higher trading revenues recorded under this heading.

The decrease in other income in the fourth quarters of 2007 and 2008 was due to the various ABCP-related items. After reaching a record low in 2006, the provision for credit losses has increased over the past eight quarters. This upward trend was attributable to the strong growth in consumer loan volumes, which brought about an increase in impaired loans and to a slight increase in the number of personal bankruptcies. The economic slowdown also affected commercial credit. The increase seen in the fourth quarter of 2008 was mainly due to credit losses for SMEs and credit card receivables. Operating expenses remained stable throughout the four quarters of 2007 and the first three quarters of 2008. However, expenses increased in the fourth quarter of 2008 because of a restructuring charge and from a write-off of tangible assets. Non-controlling interests related to the Innocap platform increased significantly, going from an expense in 2007 to income in 2008. The tax rate remained stable over the past eight quarters except during the second quarter of 2008 when it decreased considerably further to the increase in tax-exempt income. In addition, tax savings were recorded in the fourth quarters of 2007 and 2008 when specified items related to ABCP were recorded.

For more information concerning the fourth quarter of 2008, visit the Bank's website at www.nbc.ca or the website of SEDAR at www.sedar.com to consult the Report to Shareholders for the fourth quarter of 2008 filed on December 4, 2008.

Analysis of consolidated cash flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities such as securities held for trading purposes, securities sold short or securities sold under repurchase agreements.

During fiscal 2008, cash and cash equivalents increased $0.5 billion, compared to a decrease of $7.9 billion in fiscal 2007. As at October 31, 2008, cash and cash equivalents totalled $3.5 billion versus $3.0 billion at the end of the previous fiscal year.

For fiscal 2008, operating activities required cash flows of $1.6 billion, primarily because of the $3.0 billion increase in held for trading securities and the $2.0 billion decrease in the amounts due to clients, dealers and brokers, offset by the $2.0 billion decrease in amounts due from clients, dealers and brokers and the $1.1 billion change in other items. In 2007, operating activities generated $2.6 billion in cash flows, owing chiefly to the $1.0 billion decrease in held for trading securities and the $1.1 billion increase in amounts due to clients, dealers and brokers.

Cash flows from financing activities generated $11.6 billion in funds, mainly due to the $5.1 billion increase in securities sold under repurchase agreements, the $5.2 billion in deposits and the $0.8 billion from the issuance of NBC CapS II securities. For 2007, financing activities required cash flows of $8.5 billion owing to the $7.4 billion decrease in securities sold under repurchase agreements and the $1.1 billion decrease in deposits.

Lastly, investing activities required cash flows of $9.6 billion for fiscal 2008. The $3.8 billion in cash flows generated by securitization activities were used to fund a portion of the $7.3 billion growth in loan volumes, while the $3.7 billion increase in available for sale securities and the $1.9 billion increase in securities purchased under reverse repurchase agreements accounted for the remainder of the cash outflows. For fiscal 2007, investing activities required cash flows of $2.0 billion mainly because of the $2.1 billion purchase of available for sale securities.

Analysis of Consolidated Balance Sheet

The Bank's total assets stood at $129.3 billion as at October 31, 2008, compared to $113.1 billion as at year-end 2007, for an increase of 14% (page 88).

CASH AND DEPOSITS WITH FINANCIAL INSTITUTIONS

Cash and deposits with financial institutions totalled $3.7 billion as at October 31, 2008, up 10% from $3.3 billion a year earlier. A description of the Bank's liquidity risk management practices is presented on pages 63 and 64 of this Annual Report.

SECURITIES

Securities amounted to $46.2 billion as at October 31, 2008, or 36% of total assets, for an increase of $6.9 billion from $39.3 billion as at October 31, 2007. Available for sale securities, i.e., securities generally held long term, totalled $12.3 billion as at year-end 2008, up $3.9 billion since October 31, 2007. Held for trading securities rose $3.0 billion from the previous year. The growth in both available for sale and held for trading securities was attributable to the increased acquisition of securities issued or guaranteed by the Government of Canada. The Bank's market risk management policies are described on pages 61 to 63 of this Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $7.9 billion as at October 31, 2008, up $1.9 billion from a year earlier.

LOANS AND ACCEPTANCES

Accounting for almost 43% of total assets, loans and acceptances increased $4.0 billion, or 8%, to $56.0 billion as at October 31, 2008.

The residential real estate market remained relatively strong in 2008, in the Bank's primary market, which led to a slight increase of $0.5 billion, or 2%, in mortgage loans. As at October 31, 2008, mortgage loans, including securitized loans, amounted to $23.5 billion versus $23.0 billion a year earlier.

Personal loans and credit card receivables totalled $15.3 billion at the end of fiscal 2008, compared to $13.1 billion at year-end 2007, for an increase of 17%. At $1.9 billion before securitization, credit card receivables were up 2% compared to October 31, 2007. Consumer loans totalled $14.6 billion, up 17% from the year-earlier period. This solid growth was due to the volumes generated by the various partnerships entered into by the Bank, and to home equity lines of credit. As at October 31, 2008, the Bank had securitized $1.2 billion of credit card receivables, the same amount as the year-earlier period.

Totalling $25.4 billion as at October 31, 2008, loans and acceptances for businesses and government were comprised of $15.3 billion of loans to small and medium-sized enterprises, representing an increase of approximately $1.2 million over 2007. Corporate loans and acceptances continued to grow to reach $7.1 billion at year-end 2008, an increase of 20% from the previous fiscal year.

Table 8 on page 73 presents commercial loans by industry type as at October 31, 2008 and September 30 for the years 2004 to 2007. The proportion of residential mortgage loans fell slightly to almost 30.2% in 2008, compared to 31.5% in 2007, while loans to individuals accounted for 29.3% of total loans at the end of fiscal 2008, compared to 26.3% in 2007. These changes were largely the result of the popularity of home equity lines of credit over traditional home mortgage loans. As for commercial loans, the services sector's share of the portfolio continued to grow, rising from 5.4% of loans outstanding in 2007 to 5.8% in 2008. The financial institutions sector, on the other hand, represented only 6.6% of the loan portfolio as at October 31, 2008, compared to 8.1% one year earlier.

NET IMPAIRED LOANS

Impaired loans, net of specific and general allowances, were negative $162 million as at October 31, 2008, compared to a negative balance of $179 million as at October 31, 2007. Gross impaired loans totalled $307 million as at October 31, 2008, versus $249 million as at October 31, 2007, for an increase of 23% (see Table 9 on page 73). These loans represented 7% of adjusted tangible capital and allowances, the same level as at October 31, 2007. Net of specific allowances, impaired loans were up $40 million year over year to $169 million, due to credit granted to individuals and SMEs, as well as corporations.

A detailed description of the Bank's credit risk management practices is presented on pages 58 to 61 of this Annual Report, and in Note 5 to the consolidated financial statements.

OTHER ASSETS

As at October 31, 2008, other assets amounted to $15.6 billion, compared to $12.5 billion as at the same date in 2007. This heading includes, in particular, the fair value of derivative financial instruments, premises and equipment, goodwill, other intangible assets, amounts due from clients, dealers and brokers, and other assets. The $3.1 billion increase was primarily attributable to an increase in the fair value of derivative financial instruments, which totalled $9.8 billion as at October 31, 2008 versus $4.9 billion as at the same date one year earlier. The increase was offset by the decrease in amounts due from clients, dealers and brokers, which declined $2.0 billion from fiscal 2007 to fiscal 2008.

DEPOSITS

Deposits, which totalled $76.0 billion as at October 31, 2008, were up 7% from the previous year. Personal deposits, at $33.1 billion, as presented in Table 10 on page 74, represented 44% of all deposits, for an increase of $2.9 billion, or 10%. This increase was mainly due to certificates of deposit and higher volumes of the High-Interest CashPerformer account. A breakdown of personal savings is presented on page 46.

At $16.3 billion, commercial deposits remained unchanged from fiscal 2007 because the increase in business deposits was offset by the decrease in deposits from the brokerage subsidiary. Purchased funds rose $2.3 billion to $26.7 billion as at October 31, 2008 from $24.3 billion as at October 31, 2007.

OTHER LIABILITIES

Other liabilities, excluding acceptances, totalled $39.2 billion as at October 31, 2008, up 27% from $31.0 billion in the previous year. This year-over-year increase was largely the result of the $5.1 billion growth in securities sold under repurchase agreements and the $5.0 billion growth in the fair value of derivative financial instruments. Changes in these items were primarily attributable to trading activities. These increases were offset by a $2.0 billion decrease in amounts due to clients, dealers and brokers.

SUBORDINATED DEBENTURES

Subordinated debentures were up $650 million from October 31, 2007 to $2.3 billion at the end of fiscal 2008. This increase was due to the issuance of $500 million of subordinated debentures on May 1, 2008 and the change in fair value.

NON-CONTROLLING INTEREST

Non-controlling interest rose $1.1 billion over the year to $2.0 billion as at October 31, 2008, mainly as a result of the issuance of $750 million in innovative capital and the larger interests of third parties using the Innocap platform. These increases were offset by the repurchase for cancellation of Series A Preferred Shares of NB Capital Corporation issued at US $300 million. Please refer to Note 21 to the consolidated financial statements for more details.

SHAREHOLDERS' EQUITY

As at October 31, 2008, shareholders' equity totalled $5.5 billion versus $4.6 billion as at October 31, 2007. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 91 of this Annual Report, details the components of shareholders' equity.

During fiscal 2008, the Bank issued First Preferred Shares Series 20 and 21 for a total consideration of $374 million. The Bank did not repurchase any common shares during the fiscal year.

As at October 31, 2008, the Bank had 159.4 million common shares compared to 157.8 million a year earlier. In addition, four series of preferred shares were outstanding at the end of the fiscal year. The table below presents the details of the capital stock as at October 31, 2008.

Shares and Stock Options
As at october 31, 2008

	Number of shares	Shares $
First Preferred Shares		
Series 15	8,000,000	200
Series 16	8,000,000	200
Series 20	6,900,000	173
Series 21	8,050,000	201
	30,950,000	774
Common shares	159,447,203(1)	1,656
Stock options	6,711,730(1)	

(1) As at November 28, 2008, 159,732,528 common shares and 6,702,178 stock options were outstanding.

Contractual obligations
As at October 31, 2008
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	592	903	-	-	1,495
Subordinated debentures	-	-	-	2,153	2,153
Obligations under operating leases	142	249	208	465	1,064
Purchase obligations	213	372	90	8	683
	947	1,524	298	2,626	5,395

REGULATORY CAPITAL
Tier 1 and total capital ratios, according to the new rules of the BIS – Basel II – and the Superintendent, stood at 9.4% and 13.2%, respectively, as at October 31, 2008. If these ratios had been calculated using the old BIS rules – Basel I – they would have been 10.1% and 14.1%, respectively, as at October 31, 2008, compared to 9.0% and 12.4%, respectively, as at October 31, 2007 (see Table 13 on page 76).

The ratios rose during the year owing to the issuance of $374 million of preferred shares, the issuance of $750 million of innovative instruments, and the issuance of $500 million of subordinated debentures offset by the repurchase, on September 30, 2008, for cancellation of Series A preferred shares of NB Capital Corporation issued at US $300 million.

Furthermore, as at October 31, 2008, risk-weighted assets under Basel I would have been $54.9 billion, compared to $58.1 billion under Basel II (see Table 22 on page 81). Risk-weighted assets were up 18% from October 31, 2007. This increase mitigated the rise in the ratios and was primarily due to the impact of including operational risk in the calculation of risk-weighted assets.

Capital management standards and procedures are explained in greater detail on pages 55 and 56 of this Annual Report. Tables 11 and 12 (pages 74 and 75) as well as Note 6 to the consolidated financial statements provide additional information about capital management.

RELATED PARTY TRANSACTIONS
The Bank grants loans to its directors and officers under various conditions. Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2. The amounts granted by the Bank to its directors and officers are not material.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence under conditions similar to those offered to non-related third parties.

Moreover, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. Please refer to Note 24 to the consolidated financial statements for more details.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Bank is party to various financial arrangements that under Canadian GAAP are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include among others, assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee, credit agreements, and financial assets held as collateral.

Assets under administration and assets under management

Table 14 on page 77 of this Annual Report shows assets under administration and assets under management. As at October 31, 2008, total assets under administration and assets under management amounted to $210 billion, for a one-year decrease of $29 billion, or 12%. The table on page 36 provides a detailed breakdown of these assets.

Client assets administered or managed by the NBF Correspondent Network decreased 18% to $51.8 billion from October 31, 2007 to October 31, 2008. The securities brokerage subsidiaries also reported decreases, with assets administered or managed by NBF down 16%, or $8.3 billion, and those at NBDB down 2%, or $0.2 billion. These decreases were due to market uncertainty during the fiscal year.

Assets administered or managed by Natcan decreased 29% to $21.2 billion, also because of more difficult economic conditions in 2008.

As at October 31, 2008, personal savings under administration were $98 billion, down from $106 billion as at the end of fiscal 2007. The assets of NBF clients accounted for around 40% of these savings, while 34% were made up of bank deposits, including those of the Altamira High-Interest CashPerformer account, which rose by $1.7 billion. Overall, off-balance sheet personal savings amounted to $65 billion, a decrease of $11 billion, or 14%, over one year. This performance was primarily due to the decline in the fair value of assets under management and assets under administration, as well as the transfer of assets to traditional banking products.

Total personal savings
As at October 31
(billions of dollars)

	2008	2007	% Change
Deposits	33	30	10
Full-service brokerage	41	49	(16)
Mutual funds	9	12	(25)
Other	15	15	–
Total personal savings	98	106	(8)

Variable Interest Entities (VIEs)

VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15 *Consolidation of Variable Interest Entities* (AcG-15) of the Canadian Institute of Chartered Accountants (CICA) Handbook sets out the consolidation principles applicable to VIEs, which are described in Note 1 to the consolidated financial statements under *Basis of consolidation*. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

The Bank uses VIEs to diversify its funding sources and manage its capital requirements by securitizing its own assets, namely residential mortgages and credit card receivables, and issuing innovative capital instruments. The Bank also uses one of these entities to offer services to clients, such as assisting them in securitizing their financial assets or providing them with investment opportunities.

For further information on VIEs, refer to Table 23, *Special Purpose Entities*, on page 82 of this Annual Report.

SECURITIZATION PROGRAMS

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement so that the bonds or commercial paper may benefit from higher credit ratings. This enhancement takes the form of first-loss protection at the expense of the party selling the receivables, and second-loss protection assumed by a third party. First-loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second-loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest rate swap agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors.

Securitization of the Bank's financial assets

The Bank has set up the Canadian Credit Card Trust (CCCT), a securitization program for its own assets. This VIE is a qualifying special purpose entity under CICA Accounting Guideline No. 12 *Transfers of Receivables* (AcG-12) and is thus expressly exempt from consolidation under AcG-15. The Bank also participates in two Canada Mortgage and Housing Corporation (CMHC) securitization programs: the Mortgage-Backed Securities Program under the *National Housing Act* (Canada) (NHA) and the Canada Mortgage Bond Program. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs used for its own assets, the Bank acts as the servicer of the receivables sold, maintaining its relationships with clients. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Under the program, the Bank may also be asked to act as counterparty in interest rate swap agreements and, if required, may provide first-loss protection.

Gains and losses on the Bank's asset securitization transactions and servicing revenues from the sold receivables are presented in the Consolidated Statement of Income under *Securitization revenues*. A more detailed description of these revenues is provided in Note 11 to the consolidated financial statements.

The Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Retained interests are recognized at their fair value and included in *Available for sale securities* in the Consolidated Balance Sheet. The assumptions related to the fair value of retained interests are periodically reviewed, and any other-than-temporary decline in fair value is recorded in the Consolidated Statement of Income. The impact of securitization transactions on the Consolidated Balance Sheet is described in Note 11 to the consolidated financial statements.

The following is a detailed description of the Bank's asset securitization programs.

Securitization of credit card receivables

As at October 31, 2008, the Bank had sold to CCCT a credit card receivables portfolio representing $1.7 billion of receivables outstanding, of which $1.2 billion was financed through the issuance of certificates sold to third parties and $0.5 billion through the participation of the Bank. New credit card receivables are sold periodically to the structure on a revolving basis to replace receivables that are repaid by clients. The different series of certificates are rated by both DBRS Limited and Standard & Poor's Corporation.

From this portfolio of sold receivables, the Bank retains the excess spread, i.e., the residual net interest income after all the expenses related to this structure have been paid. This excess spread is used to cover any losses on the portfolio and thus serves as first-loss protection. The fair value of the excess spread is recorded on the Consolidated Balance Sheet as retained interests. Furthermore, second-loss protection for Series 2005-1, Series 2005-2 and Series 2008-1 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest rate swap agreements or liquidity guarantee arrangements.

The Bank uses the CCCT program to manage its capital requirements as it reduces its risk-weighted assets and consequently improves its regulatory capital ratios.

NHA Mortgage-Backed Securities and Canada Mortgage Bond Programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issuance of mortgage bonds insured by CMHC. Moreover, these mortgage bonds feature an interest rate swap agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2008, the outstanding amount of NHA mortgage-backed securities issued by the Bank and sold to third parties was $6.7 billion. The mortgage loans sold consist of fixed or variable rate residential loans that are insured against potential losses by a loan insurer. In accordance with the NHA-MBS Program, the Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial, Inc., depending on which entity insured the loan in default.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. The Bank uses these securitization programs mainly to diversify its funding sources. The Bank does not use these programs to manage its capital requirements. This is because they do not have a significant impact on the Bank's risk-weighted assets, since substantially all NHA securities issued by the Bank are backed by mortgage loans insured by CMHC. The sale of NHA securities issued by the Bank therefore has no significant impact on the Bank's regulatory capital ratios.

Securitization of third party financial assets

The Bank administers a multi-seller conduit that purchases various financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their sources of financing and reduce funding costs, while continuing to manage the financial assets and providing a certain amount of first-loss protection. The Bank acts as a financial agent and provides administrative and transaction structuring services to this conduit. The Bank does not provide any credit protection; it does, however, provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 28 to the consolidated financial statements. The Bank holds a variable interest in this conduit through its participation in the commercial paper program, the backstop liquidity facility provided and its rights to collect fees as a financial agent and administrator. However, the Bank is not required to consolidate the entity under AcG-15, as it does not have to absorb the majority of the conduit's expected losses, receive the majority of the conduit's expected residual returns, or both.

In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $673 million as at October 31, 2008 ($892 million as at October 31, 2007).

STRUCTURED FINANCE ENTITIES

The Bank also acts as a financial agent and administrator for three trusts. These trusts issue and sell fixed and adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank holds variable interests in these trusts through its participation in the debt securities and its rights to collect fees as a financial agent and administrator. However, the Bank is not required to consolidate these trusts, since it is not the primary beneficiary under AcG-15. The Bank entered into derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $3.9 billion as at October 31, 2008 ($4.2 billion as at October 31, 2007).

When the restructuring plan is finalized by the Pan-Canadian Investors Committee for Third-Party Structured ABCP, the Bank will no longer act as a financial agent and administrator for these three trusts.

NBC CAPITAL TRUST

On June 15, 2006, the Bank issued an innovative instrument in the form of 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS-Series 1, via NBC Capital Trust, an open-ended trust established during fiscal 2006.

The gross proceeds of $225 million from the offering were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the Consolidated Balance Sheet under *Deposits*.

Each $1,000 of principal of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

The Trust is a VIE under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because it is not the primary beneficiary. As a result, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is presented in the Consolidated Balance Sheet under *Deposits*. Please refer to Note 17 to the consolidated financial statements for more details.

Derivative financial instruments

The Bank uses various types of derivative financial instruments to meet its clients' needs, enable it to earn revenues from its trading activities and manage its exposure to exchange, interest, and credit rate risk as well as other market risks.

All derivative financial instruments, including embedded derivative financial instruments that must be bifurcated and those used as hedging items, are accounted for at fair value on the Consolidated Balance Sheet.

Transactions in derivative financial instruments are expressed as notional amounts, which serve as points of reference. These amounts are not presented as assets or liabilities on the Consolidated Balance Sheet. They represent the set underlying principal of a derivative financial instrument and serve as a reference for determining the amount of cash flows to be exchanged.

Notes 1 and 29 to the consolidated financial statements provide additional information on the types of derivatives used by the Bank and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 *Disclosure of Guarantees* (AcG-14). The principal types of guarantees are letters of guarantee, backstop liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, as well as certain derivative financial instruments, indemnification agreements and securities lending activities. Note 28 to the Consolidated Financial Statements provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

A liability is recorded to reflect the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Restructuring of certain ABCP conduits

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper (ABCP) approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. In order to support the efforts proposed in this agreement in principle, the Bank has pledged to contribute approximately $812 million to the margin funding facilities, subject to final implementation of the ABCP restructuring plan. For further information, please refer to Note 28 to the consolidated financial statements.

Credit-related agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit that the Bank could be required to extend if the commitments were fully drawn. Note 28 to the consolidated financial statements contains more information on these off-balance sheet credit instruments and other items.

Financial assets received as collateral

In the normal course of business, the Bank receives financial assets as collateral as a result of transactions involving securities acquired under reverse repurchase agreements, borrowing and securities lending agreements, and derivative financial instrument transactions. For further information regarding financial assets received as collateral, please refer to Note 28 to the consolidated financial statements.

FINANCIAL STABILITY FORUM DISCLOSURES

On April 7, 2008, the Financial Stability Forum published a report in response to a request from G7 ministers and central bank governors. The report presents an analysis of the causes and weaknesses that have produced the events affecting the global markets and sets out recommendations to enhance transparency and valuation with respect to certain exposures.

Since the second quarter of 2008, the Superintendent has asked Canadian banks to apply certain recommendations concerning, in particular, special purpose entities, subprime and Alt-A exposures, synthetic collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $111 million as at October 31, 2008.

Credit derivative positions in collateralized debt obligations are provided in Table 18 in the *Additional Financial Information* section at the end of the Management's Discussion and Analysis. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Leveraged finance loans are defined by the Bank as loans to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example to make an acquisition, to complete a buy-out or to repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at October 31, 2008, total commitments for this type of loan stood at $252 million.

Details concerning other exposures are provided in Table 23 in the *Additional Financial Information* section at the end of Management's Discussion and Analysis.

CRITICAL ACCOUNTING ESTIMATES

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements of this Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. The Bank's critical accounting estimates are as follows.

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate of losses in its credit portfolio as at the balance sheet date. This allowance relates primarily to loans, but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, commitment to extend credit, letters of guarantee and letters of credit. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and critical estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, could have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements.

All operating segments, except Wealth Management, are affected by this accounting estimate.

Fair value of financial instruments

When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for items that are classified as loans and receivables and financial liabilities not held for trading purposes, which are measured at amortized cost.

When a financial instrument is initially recognized, its fair value is the amount of the consideration for which a financial instrument would be exchanged in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, i.e., the fair value of the consideration given or received. In certain circumstances, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or on a valuation technique whose variables include only data from observable markets. When the Bank uses a valuation technique based on observable market data to measure the initial fair value, the difference between the transaction price and the initial estimated fair value is recorded in the Consolidated Statement of Income.

When financial instruments are subsequently remeasured, quoted market prices in an active market are the best evidence of fair value and, when they are available, the Bank uses them to measure financial instruments. A financial instrument is considered to be quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or a regulatory body and those prices reflect actual and regularly occurring market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and, that of a financial liability traded in an active market, the asking price. If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique that makes use of observable market data. Such valuation techniques include using available information concerning recent market transactions, reference to the current fair value of another comparable instrument, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based on factors observable in external markets, such as interest rate yield curves, foreign exchange rates, as well as price and rate volatility.

Due to the judgment used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair value is based on market conditions at a specific point in time and may therefore not be reflective of future fair values. Additional information on the determination of fair value is presented in Notes 4, 9 and 29 to the consolidated financial statements.

Establishing fair value is a critical accounting estimate and has an impact on *Held for trading securities*, *Available for sale financial assets* other than equity instruments that are not traded in an active market and that are therefore presented at cost, *Obligations related to securities sold short*, *Financial instruments designated as held for trading*, and *Fair value of derivative financial instruments* in the Consolidated Balance Sheet. This estimate also has an impact on *Interest income* and *Other income* in the Consolidated Statement of Income of the Financial Markets sector. Furthermore, this estimate also has an impact on *Other Comprehensive Income* in the Consolidated Statement of Comprehensive Income.

Available for sale financial assets are measured periodically to determine whether there is objective evidence of impairment. Determining whether or not there is objective evidence of impairment requires judgment and estimates. Management examines the fair value of available for sale financial assets on an ongoing basis in order to determine whether there has been an other-than-temporary decline in fair value. The examination involves analyzing the facts specific to each investment and assessing expected future returns.

As part of this exercise, Management assesses a variety of factors that could be indicative of impairment. The factors the Bank considers when determining whether there is objective evidence of impairment include the duration and materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it fully recovers its fair value.

Any change in the evaluation of one or more of these factors used to identify available for sale financial assets that have experienced an other-than-temporary decline in value resulting from objective evidence of impairment and the estimate of fair value could have an impact on the amount of losses that are recognized.

This critical accounting estimate has an impact on *Available for sale financial assets* in the Consolidated Balance Sheet as well as on *Other comprehensive income* in the Consolidated Statement of Comprehensive Income and *Other income* in the Consolidated Statement of Income for all business segments.

Securitization

Securitization is a process by which the Bank sells receivables to a trust, which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization transactions are accounted for as sales when the Bank is deemed to have surrendered control over the sold assets and receives consideration other than beneficial interests in the sold assets. Additional details on the Bank's securitization transactions can be found in Notes 1 and 11 to the consolidated financial statements and in the VIEs section of this report.

To calculate the gain or loss on securitization transactions, the previous carrying amount of the receivables is allocated between the assets sold and the retained interests based on their relative fair value on the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates the initial and future fair value using primarily the present value of estimated cash flows. The Bank must therefore use estimates and assumptions concerning, in particular, expected credit losses, prepayment rates, discount rates and anticipated excess spread, net of expected credit losses. The use of different estimates and assumptions could have a material impact on income. Note 11 to the consolidated financial statements presents an analysis of the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The balance of retained interests for securitized insured mortgage loans was $176 million as at October 31, 2008.

This accounting estimate has an impact on *Available for sale securities* in the Consolidated Balance Sheet, *Securitization revenues* in the Consolidated Statement of Income and *Other income* under *Other* in the segment results.

Goodwill, other intangible assets and long-lived assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and other intangible assets with indefinite lives is obtained using valuation models that take into account various factors, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and other intangible assets with indefinite lives could have a material impact on income. Note 15 to the consolidated financial statements presents additional information in this regard.

Premises and equipment and other intangible assets with determinable useful lives are tested for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable in the long term. An impairment loss is recorded in the Consolidated Statement of Income if the expected future undiscounted cash flows from the use of these assets and their eventual disposal are lower than their carrying value.

Goodwill, *Other intangible assets* and *Premises and equipment* in the Consolidated Balance Sheet are affected by this accounting estimate.

The aggregate impairment loss, if any, is recognized as an operating expense for the segment concerned and presented under *Other*.

Pension plans and other employee future benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and Management's assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the prepaid pension benefit cost (accrued benefit expense) presented in *Other assets* (*Other liabilities*) in the Consolidated Balance Sheet and on pension plan and other employee future benefit expenses presented in *Salaries and staff benefits* in the Consolidated Statement of Income. All segments are affected by this accounting estimate.

Additional information, including the significant actuarial assumptions used to determine the Bank's pension and other employee future benefit expense and the sensitivity analysis for key assumptions, can be found in Note 23 to the consolidated financial statements.

Income taxes

The Bank formulates assumptions to estimate the income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry forwards and temporary differences as a result of differences between the values of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in *Other assets* and *Other liabilities* in the Consolidated Balance Sheet are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This accounting estimate affects *Income taxes* in the Consolidated Statement of Income for all business segments. Further information on income taxes may be found in Notes 1 and 26 to the consolidated financial statements.

Litigation

In the normal course of business, the Bank is a party in legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

Following the events that occurred in the asset backed commercial paper market in August 2007, the Bank and its subsidiaries received requests for information, complaints, demand letters and one legal claim from certain of its clients. These complaints, demand letters and legal claim are captured by a release included in the restructuring plan for the ABCP market. This restructuring plan has been approved by the courts. The Pan-Canadian Investors Committee for Third-Party Structured ABCP announced on November 25, 2008 that the restructuring plan would not be completed by the end of November 2008 due principally to the complexity of the plan, the large number of participants involved in the process and current market conditions and that it remains focused on completing the restructuring plan as soon as possible.

Refer also to section *Subsequent Event* on page 25.

Variable interest entities

In the normal course of business, the Bank enters into arrangements with VIEs. Further details are provided in the Off-Balance Sheet Arrangements section of this report on pages 47 and 48 and in Note 13 to the consolidated financial statements. Management is required to exercise its judgment when determining whether the VIEs should be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules and determining the Bank's variable interests in the VIE. These interests are then compared to those of an unrelated outside party in order to identify the party that must absorb the majority of the VIE's expected losses, receive the majority of the expected residual returns of the VIE, or both, to determine whether the Bank should consolidate the entity.

RECENT ACCOUNTING STANDARDS ADOPTED

Capital disclosures and Financial instruments – disclosures and presentation

On November 1, 2007, the Bank adopted the requirements of three new sections of the CICA Handbook: Section 1535, *Capital Disclosures*, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*.

Section 1535 establishes disclosure requirements concerning:

- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity manages as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure and presentation requirements applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861, *Financial Instruments – Disclosure and Presentation*, and carry forward unchanged its presentation requirements.

Section 3862 requires disclosures that enable users of financial statements to evaluate:

- the significance of financial instruments for an entity's financial position and performance; and
- the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Reclassification of financial assets

On October 24, 2008, the Canadian Accounting Standards Board issued changes to Section 3855, *Financial Instruments – Recognition and Measurement*, and Section 3862, *Financial Instruments – Disclosures*.

These changes specify that an entity may reclassify a financial asset, other than a derivative financial instrument or a financial asset which upon initial recognition was designated as held for trading, out of the held-for-trading category, only in rare circumstances, provided this financial asset is no longer held for the purpose of selling it in the near term. The financial asset must be reclassified at its fair value on the date of reclassification, and this fair value becomes its new cost or amortized cost, as applicable. Any gain or loss already recognized in the Consolidated Statement of Income cannot be reversed.

Moreover, according to these changes, a financial asset classified as available for sale that would have met the definition of loans and receivables may be reclassified out of the available-for-sale financial asset category to the loans and receivables category if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.

The changes to Section 3862 describe the disclosure requirements when an entity reclassifies a financial asset out of the held-for-trading financial instrument category or the available for sale financial asset category. The entity must disclose, among other things, the following information:

- the amount reclassified into and out of each category;
- the carrying amounts and fair values of all financial assets that have been reclassified in the current and previous reporting periods; and
- the rare situation and the facts and circumstances indicating that the situation was rare.

These changes apply to reclassifications made on or after August 1, 2008. On that date, the Bank reclassified ABCP with a fair value of $119 million in *Held for trading securities* to *Available for sale securities* in the Consolidated Balance Sheet. For more details, see Note 9 to the Consolidated Financial Statements.

Accounting changes

On November 1, 2007, the Bank adopted the requirements of the new version of CICA Handbook Section 1506, *Accounting Changes*.

This standard specifies that an entity must change an accounting policy only if the change is required by GAAP or results in the financial statements providing more relevant information. An entity must account for a change in accounting policy resulting from the application of GAAP in accordance with the specific transitional provisions of the standard, if any. If the standard does not include specific transitional provisions applying to that change or the entity decides to change an accounting policy voluntarily, the change must be applied retrospectively and prior periods adjusted, unless it is impossible to determine the period-specific effects or the cumulative effect of the change.

The standard requires the disclosure of changes in accounting estimates during the current period and, unless it is impossible to estimate, for future periods. According to this standard, the entity must disclose that an error has occurred and the period in which it occurred. In this case, the financial statements are restated.

Furthermore, the standard requires that, when a new standard has been issued but is not yet effective, this fact be disclosed along with the expected impact of initial application on the financial statements.

The application of this standard did not have an impact on the Bank's consolidated financial statements.

RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Goodwill and intangible assets

In January 2008, CICA Handbook Section 3064, *Goodwill and Intangible Assets*, was published. This new accounting standard reinforces the approach under which assets are recorded only if they meet the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the current practice of recognizing as assets items that do not meet the definition of an asset and the recognition criteria for an asset. On November 1, 2008, the Bank will apply this standard retrospectively with restatement of prior periods. The initial application of this standard will have no impact on the Bank's consolidated financial statements.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises will be required to report under IFRS in 2011. IFRS will replace Canadian GAAP. On November 1, 2011, these standards will apply to the Bank. The Bank has started an IFRS conversion project and is evaluating the impact of the initial application of these standards on the consolidated financial statements.

CAPITAL MANAGEMENT

Capital management framework

Capital management consists in maintaining the capital required to cover risks and comply with the regulatory capital ratios defined by the Office of the Superintendent of Financial Institutions Canada (the "Superintendent") while ensuring a competitive return on shareholders' equity. Policies are developed to set out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. A capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, this capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Structure and governance

The Bank's capital management structure, like that of risk management, is headed by the Board of Directors. The Board of Directors delegates certain responsibilities to the Audit and Risk Management Committee (ARMC), which then recommends capital management policies and oversees their application. Each year, the Board of Directors, on the recommendation of this Committee, approves a detailed capital management policy and the Bank's capital plan. The Office of the President reports to the ARMC, ensures that the Bank maintains a solid capital structure, and supervises the use of capital across the institution.

Reporting to the Chief Financial Officer and Executive Vice-President – Finance, Risk and Treasury, the Capital Management Committee meets on a quarterly basis to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly report detailing compliance with regulatory capital ratios to the ARMC. Lastly, the Internal Audit Department and Corporate Compliance Department of the Bank ensure application of regulatory capital requirements of the Superintendent.

Capital management in 2008

MANAGEMENT ACTIVITIES

In order to maintain an appropriate capital structure, the Bank issued $500 million of subordinated debentures maturing in 2018 and bearing interest at a rate of 5.556% per annum on May 1, 2008. The Bank also issued two series of innovative instruments by NBC Asset Trust: the first, NBC CapS II - Series 1, for an amount of $400 million at a rate of 7.235% per annum on January 22, 2008; and the second, NBC CapS II - Series 2, for an amount of $350 million at a rate of 7.447% per annum on June 30, 2008. Moreover, the repurchase of Series A Preferred Shares issued by NB Capital Corporation, considered to be innovative instruments, for an amount of US $300 million, was carried out on September 30, 2008.

Lastly, on April 16, 2008, the Bank issued First Preferred Shares, Series 20, with a non-cumulative preferential dividend for a consideration of $173 million. The annual dividend rate on these preferred shares is 6%. The Bank also issued First Preferred Shares, Series 21, on June 17, 2008 for a consideration of $201 million with a non-cumulative preferential dividend. The annual dividend rate is 5.375%.

DIVIDENDS

The dividend on common shares rose 8.8% from 2007 to $2.48 per share. The dividend payout ratio increased from 40% in 2007 to 43% in 2008, consistent with the Bank's target payout range of 40% to 50%.

SHARE REPURCHASE PROGRAM

On February 1, 2008, the Bank filed a new issuer bid with the Toronto Stock Exchange to repurchase a maximum of 4.7 million common shares. The preceding issuer bid to repurchase 8.1 million common shares expired on January 31, 2008.

The Bank did not repurchase any common shares in fiscal 2008. During fiscal 2007, it repurchased 5.0 million common shares.

CAPITAL AND REGULATORY CAPITAL RATIOS

The Bank ensures that capital levels at all times exceed the minimum capital requirements established by the guidelines of the Superintendent according to the standards of the Bank for International Settlements (BIS).

The definition adopted by BIS distinguishes between three types of capital. Tier 1 capital consists of common shareholders' equity and non-cumulative preferred shares, the eligible amount of innovative instruments and non-controlling interests, less goodwill. Tier 2 capital consists of preferred shares not eligible for Tier 1 capital, the eligible portion of subordinated debentures, the eligible general allowance for credit risk as well as the eligible amount of innovative instruments that could not be included in Tier 1 capital. A third tier of capital is intended specifically to cover market risk, which is also covered by Tier 1 capital. Total regulatory capital is the sum of all capital net of investments in companies subject to significant influence and first-loss protection with respect to asset securitization.

Under the requirements of the new Basel II Accord standards framework, the capital of insurance companies held by the Bank and investments in entities over which the Bank exercises significant influence are deducted in equal parts from Tier 1 and Tier 2 capital. However, on a provisional basis, the Superintendent is allowing 100% of these amounts to be deducted from Tier 2 capital for all investments made before January 1, 2007. This transitional period ended on October 31, 2008 for entities over which the Bank exercises significant influence and will end on October 31, 2011 for insurance companies.

The Superintendent considers financial institutions well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total capital ratio of 10%. Capital ratios are calculated by dividing the tiers of capital described previously by risk-weighted assets. Credit, market and operational risks are considered in the calculation of risk-weighted assets for regulatory purposes.

The Tier 1 and total capital ratios under the new BIS rules (Basel II) were respectively 9.4% and 13.2% as at October 31, 2008. The same ratios under the old BIS rules (Basel I) would have been 10.1% and 14.1% respectively as at October 31, 2008 up from 9.0% and 12.4% as at October 31, 2007. The increase in ratios was attributable to management activities, capital issued externally and capital generated internally. In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total regulatory capital. As at October 31, 2008, assets under the test were 16.7 times total capital.

Tangible common equity, which is not a regulatory ratio, is calculated by dividing common equity, non-controlling interests less goodwill and other intangible assets by risk-weighted assets plus risk-weighted securitized assets. As at October 31, 2008, tangible common equity was 6.4%, as against 6.8% one year earlier.

ECONOMIC CAPITAL

Economic capital is the internal measure used at the Bank to determine its solvency and the capital required to pursue its business operations. Economic capital takes into consideration the credit, market, operational and business risks to which the Bank is exposed, in addition to the risk diversification effect between them and among its different operating segments. Economic capital thus helps determine the equity capital the Bank requires to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is reviewed regularly so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's business segments. The results are then used to guide Management in allocating capital among the different business segments.

AVAILABLE CAPITAL AND ACTIVE CAPITAL MANAGEMENT

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, and then to the allocation of capital among the different business segments in order to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

Basel II Accord

The new standards for calculating and disclosing capital in accordance with Basel II took effect in Canada on November 1, 2007. In order to comply with certain disclosure requirements, Tables 15 to 22 have been added under *Additional Financial Information* in this Management's Discussion and Analysis. Information concerning other disclosure requirements is presented in Notes 5 and 6 to the consolidated financial statements. The new rules should allow for greater uniformity in terms of capital requirements in the international banking industry while providing for enhanced sensitivity of capital to credit risks. They also require a new explicit capital charge to cover operational risk and require more detailed reporting of risk management.

The Basel II Accord proposes a range of approaches of varying complexity, the choice of which will determine, to a greater or lesser extent, the sensitivity of risk capital. A less complex approach, such as the Standardized Approach, will use regulatory weightings, while a more complex approach will use the Bank's internal estimates of risk components to establish risk-weighted assets and calculate regulatory capital.

The Bank adopted the new regulatory framework on November 1, 2007. The Bank is currently using the Standardized Approach for credit risk, but will apply the Advanced Internal Ratings Based Approach for its major portfolios effective November 1, 2009, subject to approval by the Superintendent. The Bank is using the Standardized Approach for operational risk. With respect to market risk, the Bank continues to use both the models and the Standardized Approach in accordance with Basel II.

The Bank does not expect the adoption of the Advanced Internal Ratings Based Approach for credit risk to significantly affect regulatory capital ratios. In fact, it expects that it will continue to qualify as well capitalized as defined by the Superintendent, which requires a Tier 1 capital ratio of greater than 7%.

The Bank is currently making improvements to its internal risk rating assessment systems and to the quantification and validation of risks. The implementation of new capital standards will begin with parallel reporting overseen by the Superintendent throughout fiscal 2009. A centralized group that reports to a steering committee consisting of members of the Bank's Office of the President and others is responsible for coordinating these changes.

RISK MANAGEMENT

The Bank views risk as an integral part of its development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Bank, this means striking a healthy balance between return and risk.

The Bank is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the normal course of business, the Bank is primarily exposed to the following risks:

CREDIT RISK
Risk of a financial loss if an obligor does not fully honour its contractual commitments to the Bank. Obligors may be borrowers, issuers, counterparties or guarantors.

MARKET RISK
Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.

LIQUIDITY RISK
Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.

OPERATIONAL RISK
Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.

REPUTATIONAL RISK
Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

Risk, in all its forms, must be rigorously managed. That means it must be identified, measured and controlled to ensure that Bank operations yield an adequate return for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management requires a solid understanding of all risks Bank-wide, and assurance that risk levels do not exceed acceptable thresholds and risk-taking contributes to the creation of shareholder value. Moreover, effective risk management can help reduce the volatility of the Bank's results.

Despite the exercise of stringent risk management, risk cannot be suppressed entirely. The residual risk may occasionally cause significant losses.

Risk management framework

To achieve its risk management objectives, the Bank has a risk management framework that comprises the following elements:

- a risk management culture
- a governance structure
- risk management policies
- a review of risk decisions by independent professionals
- allocation of capital to the business units based on the level of risk assumed by each unit
- independent oversight by the Corporate Compliance Department
- an independent assessment by the Internal Audit Department

RISK MANAGEMENT CULTURE
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

GOVERNANCE STRUCTURE
The governance structure at the Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee of the Board (ARMC)
The ARMC approves risk management policies and sets risk tolerance limits. In addition to ensuring that the appropriate resources, policies and procedures are in place to properly and effectively manage risk on an ongoing basis, it examines and approves all significant aspects of risk assessment systems.

The Global Risk Committee
The Global Risk Committee, which reports to the ARMC, defines, across the Bank and its subsidiaries, the parameters of the policies that determine their risk tolerance and the overall risk strategy, and sets limits as well as tolerance and intervention thresholds enabling the Bank to properly manage the main risks to which it is exposed. Specifically, the Committee approves and monitors all large credit facilities.

The Bank's Management
The Bank's Management promotes the risk management culture Bank-wide and manages the primary risks to which the Bank is exposed.

The Risk Management Group
This group proposes risk management policies and implements tools and models for identifying, measuring and monitoring risks. In addition to instituting and applying various independent risk review and approval procedures, this group sets risk limits that reflect the risk tolerance established by the Board and informs Management and the Board of significant risks.

The Business Units
The business units manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and implementing risk mitigation mechanisms.

RISK MANAGEMENT POLICIES
Risk management policies, along with the related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Other policies, standards and procedures complement the risk management policies and cover more specific aspects of management (e.g., the continuity of certain activities).

INDEPENDENT OVERSIGHT BY THE CORPORATE COMPLIANCE DEPARTMENT
The Bank's Corporate Compliance Department, whose Vice-President reports directly to the ARMC, helps to provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

INDEPENDENT ASSESSMENT BY THE INTERNAL AUDIT DEPARTMENT
The Internal Audit Department, whose Senior Vice-President also reports directly to the ARMC, provides an independent, objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal controls and operations at the Bank and its subsidiaries.

Credit risk management

As credit risk represents 44% of the Bank's total economic capital, as illustrated in the table on page 26, it is the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through commitments to extend credit, letters of guarantee, letters of credit, over-the-counter derivatives trading, available for sale debt securities, securities purchased under reverse repurchase agreements, deposits with financal institutions and transactions carrying a settlement risk for the Bank such as fund transfers to third parties via electronic payment systems.

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole. The framework is supplemented by a series of subordinate internal or sectoral policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues such as credit limits or collateral requirements. For example, the institutional activities of the Bank and its subsidiaries on financial markets are governed by sector-specific guidelines that set out standards adapted to the specific environment of financial markets. This also applies to activities in the Bank's retail brokerage subsidiaries. In certain exceptional cases, a business unit or subsidiary may have its own credit policy, but such policies always fall within the spirit of the Bank's policy framework and are reviewed and approved by the management of the Credit Risk Management Group.

Credit risk is controlled through a rigorous and methodical process that comprises the following elements:

- credit risk assessment
- assessment of capital at risk
- credit-granting process
- risk mitigation
- account follow-up and recovery
- identification of impaired loans and provisioning for credit losses

CREDIT RISK ASSESSMENT OF LOANS
Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios
This category comprises credit portfolios composed of residential mortgage loans, consumer loans and loans to some small businesses. The credit risk of these portfolios is measured using credit scoring models. These tools use proven statistical methods that measure applicants' characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consequently, consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles.

Commercial and government credit portfolios
This category comprises commercial (other than some small businesses, which are classified in consumer credit portfolios), government and financial institution credit portfolios.

These credit portfolios are assigned a risk rating based on a detailed individual analysis of the financial and non-financial aspects of the borrower, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. The Bank has risk-rating tools and models enabling it to specifically assess the risk represented by a borrower in relation to its industry and peers.

The Bank also uses individual assessment models to assign a risk rating to the credit facility based on the collateral and guarantees the obligor is able to provide and, in some cases, other factors.

The Bank consequently has a bi-dimensional risk rating system that, using internal and external historical data, establishes a default risk rating for each obligor, and models that assign a risk rating to the credit facility that is independent of the risk rating assigned to the obligor.

ASSESSMENT OF CAPITAL AT RISK
The assessment of the Bank's capital at risk, or economic capital, is based on the credit risk assessments of various borrowers. These two activities are therefore interlinked. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, whether expected or not, are based on past loss experience, portfolio monitoring, market data and statistical modeling. The important factors are:

- probability of default
- balance outstanding at the time of default
- expected loss in the event of default
- correlation between transactions
- term of credit commitments
- impact of economic and sector-based cycles on asset quality

Expected and unexpected losses are factors in the assessment of capital at risk for each sector of activity. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations in certain sectors of activity and key portfolios (e.g., forestry products, manufacturing, etc.). A global stress test methodology, currently being developed, will cover most commercial and government credit portfolios as well as consumer credit portfolios to provide the Bank with an overview of the situation. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of regulatory capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

CREDIT GRANTING PROCESS
Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, credit granting decisions are also influenced by factors such as available collateral, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization approves credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Global Risk Committee approves and monitors all substantial credit facilities. Credit applications that exceed management's latitudes are submitted to the Board for approval. The credit granting process demands a high level of accountability from managers, who must proactively manage the credit portfolio.

RISK MITIGATION

The Bank also controls credit risk with various risk mitigation techniques. In addition to the usual technique of requiring collateral on the credit it grants, the Bank also uses synthetic protection mechanisms such as credit derivative financial instruments and securitization, syndication and loan assignments as well as an orderly reduction in the amount of credit granted, if required.

The most common method used to mitigate credit risk is to obtain quality collateral from counterparties in guarantee of the Bank's commitments. In the Bank's opinion, obtaining collateral cannot replace a rigorous assessment of a counterparty's ability and willingness to meet its obligations, but, beyond a certain risk threshold, it is an essential complement. Collateral is not required in all credit commitments; it depends upon the level of risk presented by the borrower and the type of credit granted. However, if the level of risk to the Bank is considered high, the counterparty will likely be asked to pledge collateral. The legal validity of any collateral obtained and the Bank's ability to correctly measure the collateral's value on a regular basis are critical for this mechanism to play its proper role in risk mitigation. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credits they grant to their counterparties. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories:

- accounts receivable
- inventory
- machinery and equipment and rolling stock
- real estate mortgages on residential, commercial and office buildings and on industrial facilities
- cash and marketable securities

Portfolio diversification and management

The Bank is exposed to credit risk not only under its commitments to a particular borrower, but also through the sectoral distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing diversification of its commitments. The management criteria set out in its internal policies and procedures include measures designed to maintain a healthy degree of diversification of credit risk in its portfolios. These instructions are mainly reflected in the application of various limits on the scope of its commitments: credit approval limits by level; limits on counterparty credit concentration; and credit concentration limits by industry, country, region and type of financial instrument. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group, and are approved by the Global Risk Committee. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as defaulted payments.

Financial market instruments

The mitigation techniques for the credit risk on commitments related to transactions involving financial instruments are somewhat different from those used for loans and advances. The mechanisms used depend on the nature of the instrument or the type of contract traded.

Obligations related to the trading of contracts on derivative financial instruments are frequently subject to credit risk mitigation measures. The first of these, and the most widely used, is the signing of International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The amount of the final settlement is therefore the net balance of gains and losses on each transaction, which increases the likelihood of recovery when a counterparty defaults. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Under certain conditions, foreign exchange contracts are exempt from this rule, but the Bank prefers signing ISDA agreements as often as possible.

Another mechanism for reducing credit risk complements the ISDA Master Agreement in many cases and provides the Bank and its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements, known as Credit Support Annexes (CSAs), are becoming more popular with financial institutions active in international financial markets since they make it possible to limit credit risk while providing traders with additional flexibility to continue trading with the counterparty. The Bank has greatly increased its use of this type of legal documentation over the last few years. The Bank's internal policies establish the conditions governing the implementation of such agreements. With financial institutions and large corporations, the use of such agreements is optional but recommended in most cases. With smaller counterparties, signing a CSA or its equivalent is required when the Bank believes that the risk associated with the quality of the counterparty's credit or with the nature of the transactions is high.

Requiring collateral as part of a securities lending transaction or reverse repurchase agreement is not solely the result of a credit decision. In such cases, it is a mandatory market practice imposed by self-regulating organizations such as the Investment Industry Regulatory Organization of Canada.

Other risk mitigation methods

Credit derivative financial instruments

To some extent, the Bank also reduces credit risk by using the protection provided by derivative financial instruments such as credit default swaps. When the Bank acquires credit protection, it pays interest on the swap to the counterparty in exchange for the counterparty's commitment to pay if a credit event occurs. Since, like borrowers, providers of credit protection must receive a default risk rating, the Bank's internal policies set out all the criteria under which a counterparty may be judged eligible to mitigate the Bank's credit risk.

Loan syndication
For loan syndication, the Bank has developed specific instructions on the appropriate objectives, responsibilities and documentation requirements.

Securitization
Securitization represents a means for transferring to a third party a portion of the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in this report's section on *Off-Balance Sheet Arrangements* on pages 47 and 48.

ACCOUNT FOLLOW-UP AND RECOVERY
Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Detailed information concerning provisioning for credit losses, the specific allowances for impaired loans and the general allowance for credit risk are presented in Note 1 to the consolidated financial statements.

COUNTERPARTY RISK
Counterparty risk is a credit risk that the Bank faces when it trades with derivative financial instrument counterparties on the over-the-counter market or when it purchases securities under reverse repurchase agreements or sells securities under repurchase agreements. Note 29 to the consolidated financial statements provides a complete description of this risk for financial instruments by type of product traded. The Risk Management Group has developed a methodology and models by category of financial instrument so that it can use its own factors to estimate this risk for the purposes of calculating economic capital and establishing internal limits for the Financial Markets segment.

The Bank's credit policies and holdback reserves for trading portfolios set out the rules to follow when establishing holdback reserves for the credit risk associated with trading activities and for obtaining the collateral required to minimize this risk. These policies cover methodological considerations as well as the guidelines and processes to be applied. The mechanism used to monitor collateral is presented in the section on risk mitigation.

SETTLEMENT RISK
Settlement risk occurs in any transaction that features simultaneous payment or settlement reciprocity between the Bank and a counterparty. Foreign exchange contracts represent an example of transactions that can generate significant levels of settlement risk, but there are several other types of transactions that may generate settlement risk, in particular, the use of electronic fund transfer services. This risk is associated with the possibility that the Bank may make a payment or settlement on a transaction without receiving the amount required from the counterparty, leaving the Bank with no opportunity to recover the funds delivered.

The ultimate means for completely eliminating such a risk is for the Bank to complete no payments or settlements before receiving the funds due from the counterparty. Such an approach cannot, however, be used systematically. For several electronic payment services, the Bank is able to implement mechanisms that allow it to make its transfers revocable, or to debit the counterparty in the amount of the settlements before it makes its own transfer. On the other hand, the nature of transactions in financial instruments makes it impossible for such practices to be widely used. For example, on foreign exchange transactions involving a currency other than the U.S. dollar, time zone differentials impose strict payment schedules on the parties. The Bank cannot unduly postpone a settlement without facing large penalties, due to the values of the trades. The most effective way for the Bank to control settlement risks, both for financial market transactions and irrevocable transfers, is to impose internal risk limits based on the counterparty's ability to pay.

Market risk management

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

The relative importance of this risk is illustrated by the fact that it accounts for roughly 19% of the Bank's total economic capital, as shown in the table on page 26.

ASSESSING MARKET RISK
One of the main tools used to manage market risk is the Value-at-Risk simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivative financial instruments) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. Investment activities, i.e., available for sale securities, are governed by an investment guideline in addition to the Market Risk Management Policy. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. The Bank also carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

STRESS TESTS AND SENSITIVITY ANALYSES

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also simulates the impact of abnormal situations, i.e., rare extreme events (such as a stock market crash), on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk.

This battery of stress tests and sensitivity analyses simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board. These tests and analyses are jointly established by the Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

TRADING ACTIVITIES

The Bank holds trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients and the sale of financial products.

The Bank assesses the specific risk of the shares held in its trading portfolios using an internal model. This risk represents a particular variant of market risk associated with unfavourable changes in market prices due to factors associated with the issuer of a security, and it applies as much to debt securities as to share prices. The Bank is currently developing an internal model that will estimate specific interest rate risk. Using internal models to estimate such risk separately from overall market risk will become a regulatory requirement.

Table 21 on page 80 shows daily trading revenues and VaR. The table showing the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect, is presented in Note 5 to the consolidated financial statements in the *Market risk management* section. As shown in the table, the global VaR of trading activities is usually lower than the VaR of the individual portfolios, which explains the risk diversification effect.

STRUCTURAL INTEREST RATE RISK

As part of its non-trading activities, such as granting mortgage loans and accepting term deposits, the Bank is exposed to structural interest rate risk. Interest rate movements cause changes in interest income and interest expense and, although these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on net interest income and the economic value (present value of estimated cash flows) of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Regular simulations are performed to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of structural interest rate risk.

Interest risk management is managed under a specific policy, the revision and application of which are overseen by various management committees, among others. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: annual net interest income, economic value and the duration of shareholders' equity.

A table presented in Note 5 to the consolidated financial statements in the *Market risk management* section, provides the potential before-tax impact of an immediate and sustained 100-basis-point and 200-basis-point increase or decrease in interest rates on net interest income and on the economic value of shareholders' equity of the Bank's non-trading portfolios, assuming that no further hedging is undertaken.

STRUCTURAL FOREIGN EXCHANGE RISK

The Bank's structural foreign exchange risk arises from investments in self-sustaining foreign operations denominated in currencies other than the Canadian dollar. This risk is measured by assessing the impact of currency fluctuations. The Bank uses derivative and non-derivative financial instruments to hedge structural foreign exchange risk. In a hedge of a net investment in a self-sustaining foreign operation, the financial instruments used will offset foreign exchange gains and losses on the investments.

AVAILABLE FOR SALE SECURITIES PORTFOLIOS

The Bank has created available for sale securities portfolios in liquid or non-liquid securities for strategic, long-term investment and liquidity purposes. These investments carry not only market risk, but also credit risk, liquidity risk, concentration risk and reputational risk as well as risk of non-compliance with laws and regulations in effect.

The Investment Guidelines set out the guiding principles and general management standards followed by all those who manage portfolios of available for sale securities included in the portfolios of the Bank and its subsidiaries. Under these guidelines, business units that are active in managing this type of portfolio are required to have internal investment policies that set, among other things, targets and limits for the allocation of assets in the portfolios concerned and internal approval mechanisms. The primary objective is to reduce concentration risk by industry, issuer, country, type of financial instrument and credit quality. Lastly, a limit is set on the amount of non-liquid securities in the available for sale portfolios in proportion to the Bank's equity.

Available for sale securities – debt securities
In keeping with the Bank's capital requirement commitments, the Standardized Approach, as defined in the Capital Adequacy Requirements of the Basel II Accord, was adopted on November 1, 2007 for all the Bank's available for sale debt securities portfolios (the Requirements use the term "banking book").

On November 1, 2009, the Bank will adopt the Advanced Approach. The Bank's Regulatory and Economic Capital Department has examined the impact of the new Capital Adequacy Requirements under the Advanced Approach, based on the calculation methods adopted by the Bank. The new rules will require proactive management of the capital allocated to these portfolios since, beyond a certain threshold, the cost of capital becomes prohibitive.

Available for sale securities – equity securities
Unlike available for sale debt securities, assets in the form of equity securities, which comprise common shares, perpetual or convertible preferred shares, mezzanine debt with warrants and mutual funds, will continue to be excluded from the credit risk quantification process implemented by the Bank. Under the current approach (Standardized), for capital requirement purposes, the Bank applies a weighting factor of 100% to the equity securities of the available for sale securities portfolios. Effective November 1, 2009, under the Advanced Approach, it will apply the simple risk weight method under the "market-based" approach to these exposures.

The Investment Guidelines require that the Bank's investments in equity securities in available for sale securities portfolios that meet certain materiality criteria be approved by an additional authority to the one within the business unit in question. In this way, the Bank ensures that any investment decision whereby the Bank acquires a significant interest in the equity of a company or assumes a high monetary risk are known and approved by the Bank's Senior Management. Moreover, given the impact of investments in available for sale equity securities on capital requirements, all decisions involving significant investments in shares are subject to an assessment of the regulatory cost of capital before being formally accepted.

Liquidity risk management

Liquidity risk arises when sources of funds become insufficient to meet scheduled payments under the Bank's commitments. Liquidity risk stems from mismatched cash flows related to assets and liabilities as well as the characteristics of certain products, such as credit commitments and non-fixed term deposits.

The Bank's primary objective as a financial institution is to manage liquidity so as to ensure timely access to the market in order to support the Bank's business strategy and enable it to honour its commitments when they come due, even in extreme conditions. This is done primarily by implementing a policy framework, approved by the Board of Directors, which establishes the monitoring structures controlled by the various committees, risk controls, procedures for delegating decision-making to higher levels, delegation of responsibilities and segregation of duties.

ROLES AND RESPONSIBILITIES
Corporate Treasury manages liquidity and funding needs Bank-wide. These activities comprise:

- ensuring day-to-day cash flow and collateral management and short-term funding
- ensuring long-term funding as well as management of the Bank's capital in conjunction with the Finance team
- developing and implementing the policy
- monitoring, measuring and reporting on the Bank's exposure to liquidity risk
- ensuring an adequate risk assessment and implementing sound controls

The Liquidity and Funding Committee, composed of the Corporate Treasury managers and the Risk Management Group, reviews and assesses the Bank's liquidity position and makes recommendations to the Asset and Liability Management Committee regarding the strategy to follow. The Asset and Liability Management Committee, which reports to the Global Risk Committee, oversees the Bank's liquidity and funding framework and approves the strategy.

LIQUIDITY MANAGEMENT
The Bank manages liquidity risk on a consolidated basis by placing limits on the various indicators of liquidity risk. Short-term day-to-day funding decisions are based on a daily cumulative net cash position, which is controlled by means of limits set on liquidity ratios.

Moreover, the Bank's collateral pledging activities related to derivative financial instrument transactions (exchange-traded and over-the-counter contracts) are tracked on a daily basis in relation to the global limit set by the Bank and are tested once a week using a series of extreme simulations. In particular, the Bank uses three different scenarios to estimate the additional amounts of collateral that could potentially be demanded from it in the event its credit rating deteriorates. The Bank also regularly tracks unencumbered securities outstanding in proportion to its total assets and in proportion to unsecured liabilities due in less than one year.

The Bank's survival period is measured monthly using various simulations of extreme conditions based, for each simulation, on specific scenarios. A survival period limit is established on the basis of three of these scenarios. The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if the Bank were to lose deposits prematurely or if funds borrowed directly from the money market were not renewed at maturity.

Another indicator known as "net cash capital," also calculated monthly, measures the portion of short-term loans being used to finance the Bank's illiquid assets. Moreover, the Bank closely monitors its financial leverage to ensure that its assets-to-capital multiple respects the level prescribed by the Superintendent. Lastly, a liquidity contingency plan is outlined in the Liquidity Management and Funding Policy.

FUNDING

Core deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy. The Bank seeks to diversify its funding sources by geographic location, currency, instrument, term and depositor or counterparty on guaranteed and non-guaranteed lending markets. Institutional funding activities are subject to liquidity ratio limits. In addition, the Bank is actively involved in securitization programs (e.g., residential mortgages and credit card receivables) that give it access to long-term funding. The Bank also uses the securitization program for credit card receivables to improve regulatory capital ratios as it reduces risk-weighted assets.

Operational risk management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, changes to or failure to comply with legal or regulatory requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it must be managed in a thorough, transparent manner to keep it at an acceptable level. Each business unit has assigned specific risk management responsibilities to employees of the unit to ensure proactive management of the unit's operational risks. In addition, a sector committee monitors the unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment.

The Operational and Reputational Risk Department develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This team collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

COLLECTION AND ANALYSIS OF DATA ON OPERATIONAL LOSSES AT THE BANK

The Operational and Reputational Risk Department has a process for collecting operational loss data across the Bank, including its subsidiaries. The information captured, namely, the amount of each loss and a description of the triggering events, is fed into a centralized loss event database, which is used to better understand the root causes of operational losses and develop risk mitigation strategies.

COLLECTION AND ANALYSIS OF DATA ON OPERATIONAL EVENTS OBSERVED IN THE INDUSTRY

The Bank also collects and analyzes information reported in the media on operational events experienced by other financial institutions in order to assess the effectiveness of its risk management practices and reinforce them, if need be.

OPERATIONAL RISK SELF-ASSESSMENT

This formal self-assessment process gives each business unit the means to proactively identify key operating risks, evaluate the effectiveness of mitigating controls, and develop action plans to maintain such risks at acceptable levels.

SPECIALIZED RISK ASSESSMENT PROGRAMS
Certain specialized groups have implemented programs with their own risk-specific policies and procedures as well as oversight mechanisms to ensure they are adhered to. Such specialized programs exist for managing:

- financial reporting risk
- technological risks and information security
- business continuity
- outsourcing risk
- fraud
- information confidentiality

INSURANCE PROGRAM
In order to protect itself against any material losses related to its exposure to unforeseeable operational risks, the Bank also has adequate insurance, the nature and amount of which meet its enterprise-wide coverage requirements.

REGULATORY CAPITAL
The Bank received regulatory approval to use the Standardized Approach to report regulatory capital for operational risk in fiscal 2008.

REPUTATIONAL RISK
Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a system's failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to the previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct applicable to all employees and an appropriate training program, as well as various committees that assess risk whenever new products are introduced within the business units. Specifically, for financial market products, the Bank has a management policy framework and a formal reputational risk assessment policy for new financial products, which is part of the broader management framework governing new products and new initiatives for the Financial Markets segment. New products, operations or initiatives for which the reputational risk is determined to be high are submitted to the Global Risk Committee for approval.

The activities of the Corporate Compliance Department, Legal Affairs Department, Corporate Secretary's Office, Public Relations Department and Investor Relations Department complete the reputational risk management framework.

QUARTERLY RESULTS

(millions of dollars, except per share amounts)

					2008
	Total	Q4	Q3	Q2	Q1
Income statement					
Net interest income	$ 1,864	$ 623	$ 449	$ 364	$ 428
Other income	1,773	142	607	523	501
Total revenues	3,637	765	1,056	887	929
Provision for credit losses	144	49	29	34	32
Operating expenses	2,695	770	659	634	632
Income taxes (recovery)	167	(23)	95	28	67
Non-controlling interest	(145)	(101)	(13)	26	(57)
Net income (loss)	776	70	286	165	255
Earnings (loss) per common share					
Basic	4.69	0.37	1.73	1.01	1.58
Diluted	4.67	0.37	1.73	1.00	1.58
Dividends (per share)					
Common	2.48	0.62	0.62	0.62	0.62
Preferred					
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	1.2125	0.3032	0.3031	0.3031	0.3031
Series 20	0.8692	0.3750	0.4942	–	–
Series 21	0.5596	0.5596	–	–	–
Return on common shareholders' equity	16.4%	5.0%	23.7%	14.3%	22.9%
Total assets		129,332	121,931	123,608	120,124
Long-term financial liabilities[1]		2,255	2,182	1,683	1,656
Impaired loans		$ 169	$ 142	$ 134	$ 140
Number of common shares outstanding (thousands)					
Average – Basic	158,663	159,382	158,890	158,373	158,001
Average – Diluted	159,255	159,818	159,473	158,991	158,731
End of period	159,447	159,447	159,115	158,364	158,141
Per common share					
Book value		$ 29.70	$ 29.44	$ 28.76	$ 28.13
Stock trading range					
High	54.63	53.66	54.63	53.73	54.25
Low	42.25	42.25	45.75	44.39	45.15
Number of employees		17,146	17,232	17,093	16,856
Number of branches in Canada		446	445	446	446

(1) Subordinated debentures

				2007					2006
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
$ 1,127	$ 297	$ 306	$ 248	$ 276	$ 1,292	$ 304	$ 408	$ 302	$ 278
2,290	102	702	773	713	2,503	664	511	637	691
3,417	399	1,008	1,021	989	3,795	968	919	939	969
103	29	22	23	29	77	22	16	22	17
2,626	637	673	660	656	2,538	671	620	613	634
79	(123)	71	75	56	277	44	58	82	93
68	31	(1)	30	8	32	11	5	8	8
541	(175)	243	233	240	871	220	220	214	217
3.25	(1.14)	1.49	1.42	1.45	5.22	1.33	1.32	1.29	1.28
3.22	(1.14)	1.48	1.40	1.43	5.13	1.31	1.30	1.26	1.26
2.28	0.60	0.60	0.54	0.54	1.96	0.50	0.50	0.48	0.48
1.4625	0.3657	0.3656	0.3656	0.3656	1.4625	0.3657	0.3656	0.3656	0.3656
1.2125	0.3032	0.3031	0.3031	0.3031	1.2125	0.3032	0.3031	0.3031	0.3031
–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–
11.5%	(16.0)%	20.6%	20.3%	20.7%	20.1%	19.7%	20.2%	20.4%	19.9%
	113,085	123,353	135,172	121,402		116,801	108,552	111,083	105,172
	1,605	1,882	1,935	1,942		1,449	1,599	1,599	1,600
	$ 129	$ 110	$ 110	$ 112		$ 116	$ 98	$ 111	$ 113
159,811	157,790	159,209	160,588	161,681	162,851	161,969	161,927	162,598	164,903
161,190	157,790	160,567	162,032	164,398	165,549	164,599	164,512	165,552	167,781
157,806	157,806	157,858	159,418	161,367	161,512	161,512	161,918	161,882	164,313
	$ 26.85	$ 28.70	$ 28.92	$ 28.34		$ 27.17	$ 26.57	$ 25.77	$ 25.72
66.59	60.28	66.14	65.87	66.59	65.60	62.86	62.69	65.60	63.90
50.50	50.50	60.61	61.96	61.36	56.14	58.26	56.14	61.35	58.35
	16,863	17,169	16,852	16,908		16,972	17,183	16,955	16,993
	447	448	450	450		451	453	455	455

ADDITIONAL FINANCIAL INFORMATION

TABLE 1 – OVERVIEW OF RESULTS

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	2005	2004
Net interest income	**1,990**	1,254	1,414	1,531	1,424
Other income	**1,855**	2,368	2,561	2,286	2,202
Total revenues	**3,845**	3,622	3,975	3,817	3,626
Operating expenses	**2,695**	2,626	2,538	2,463	2,361
Contribution	**1,150**	996	1,437	1,354	1,265
Provision for credit losses	**144**	103	77	33	86
Income before income taxes and non-controlling interest	**1,006**	893	1,360	1,321	1,179
Income taxes	**375**	284	457	441	426
Non-controlling interest	**(145)**	68	32	25	28
Net income	**776**	541	871	855	725
Average assets	**128,329**	125,964	106,275	90,794	78,553

(1) See *Financial Reporting Method* on pages 10 and 11

TABLE 2 – CHANGES IN NET INTEREST INCOME

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	2005	2004
Personal and Commercial					
Net interest income	**1,390**	1,369	1,344	1,275	1,233
Average assets	**52,450**	48,874	46,245	42,979	39,656
Net interest income as a percentage of average assets	**2.65%**	2.80%	2.91%	2.97%	3.11%
Wealth Management					
Net interest income	**151**	129	128	103	97
Average assets	**693**	662	689	678	644
Financial Markets					
Net interest income	**706**	(29)	154	332	273
Average assets	**87,207**	88,854	69,255	52,943	43,363
Other					
Net interest income	**(257)**	(215)	(212)	(179)	(179)
Average assets	**(12,021)**	(12,426)	(9,914)	(5,806)	(5,110)
Total					
Net interest income	**1,990**	1,254	1,414	1,531	1,424
Average assets	**128,329**	125,964	106,275	90,794	78,553

(1) See *Financial Reporting Method* on pages 10 and 11

TABLE 3 – OTHER INCOME

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2008	2007	2006	2005	2004
Underwriting and advisory fees	312	381	373	428	398
Securities brokerage commissions	240	267	256	254	235
Deposit and payment service	211	213	208	201	200
Trading (losses) revenues	(247)	586	375	251	234
Gains (losses) on available for sale securities (before 2007: Investment account), net	(88)	(407)	180	92	102
Card service revenues	42	34	34	43	30
Lending fees	106	121	130	136	161
Insurance revenues	119	115	113	101	90
Revenues on acceptances, letters of credit and guarantee	77	68	68	61	65
Securitization revenues	226	179	175	194	180
Foreign exchange revenues	121	103	98	76	72
Trust services and mutual funds	342	357	309	274	243
Other	394	351	242	175	192
	1,855	2,368	2,561	2,286	2,202
Domestic	1,951	2,050	2,328	2,069	1,971
International					
United States	240	103	96	57	87
Other	(336)	215	137	160	144
Other income as a percentage of total revenues on a taxable equivalent basis[1]	48.2%	65.4%	64.4%	59.9%	60.7%
Other income as a percentage of total revenues on a taxable equivalent basis and excluding specified items[1]	48.1%	69.8%	64.2%	59.9%	60.7%

(1) See *Financial Reporting Method* on pages 10 and 11

TABLE 4 – TRADING ACTIVITY REVENUES[1]

Year ended October 31
(taxable equivalent basis[2])
(millions of dollars)

	2008	2007	2006	2005	2004
Financial markets					
Equity	148	299	266	243	190
Fixed income	91	88	51	71	43
Commodity and foreign exchange	114	(7)	25	28	30
	353	380	342	342	263
Other sectors	45	14	12	16	8
Total	398	394	354	358	271

(1) Including net interest income and other income, adjusted for non-controlling interest
(2) See *Financial Reporting Method* on pages 10 and 11

TABLE 5 – PROVISION FOR CREDIT LOSSES

Year ended October 31
(millions of dollars)

	2008	2007	2006	2005	2004
Provision for credit losses					
Personal	75	62	53	46	31
Commercial	59	43	22	20	57
Corporate	2	–	4	8	52
Real estate	–	1	(2)	1	1
Other	(19)	(3)	–	–	–
ABCP secured loan	4	–	–	–	–
Total	121	103	77	75	141
General allowance for credit risk	23	–	–	(42)	(55)
Total provision for credit losses charged to income	144	103	77	33	86
Average loans and acceptances	52,884	50,408	49,392	45,926	41,060
Specific provision for credit losses as a percentage of average loans and acceptances[1]	0.22%	0.20%	0.16%	0.16%	0.34%
Provision for credit losses as a percentage of average loans and acceptances	0.27%	0.20%	0.16%	0.07%	0.21%
Allowance for credit losses					
Balance at beginning	430	428	455	580	634
Provision for credit losses charged to income	144	103	77	33	86
Write-offs	(194)	(154)	(168)	(215)	(199)
Recoveries[2]	91	53	64	57	59
Balance at end	471	430	428	455	580
Composition of allowances:					
Portion related to securities	2	2	2	4	2
Specific allowances	138	120	118	143	228
General allowance[3]	331[4]	308	308	308	350

(1) Excluding specificied items. See *Financial Reporting Method* on pages 10 and 11.

(2) Including exchange rate fluctuations

(3) The general allowance for credit risk was created taking into account the Bank's overall credit porfolio.

(4) An amount of $23 million was created for ABCP secured loans.

TABLE 6 – OPERATING EXPENSES

Year ended October 31
(millions of dollars)

	2008	2007	2006	2005	2004
Salaries and staff benefits	**1,454**	1,498	1,479	1,451	1,359
Occupancy	**138**	127	124	121	148
Technology	**354**	378	358	356	334
Amortization – premises and equipment	**39**	42	40	39	32
Amortization – technology	**94**	36	29	24	20
Communications	**78**	73	74	81	77
Professional fees	**214**	180	133	124	110
Restructuring charges	**66**	7	–	–	–
Advertising and external relations	**43**	47	49	49	56
Stationery	**24**	30	26	25	26
Travel	**19**	22	21	21	20
Security and theft	**15**	18	14	20	14
Capital and payroll taxes	**54**	50	67	56	65
Other	**103**	118	124	96	100
Total	**2,695**	2,626	2,538	2,463	2,361
Domestic	**2,490**	2,407	2,360	2,289	2,167
International					
United States	**131**	126	92	105	123
Other	**74**	93	86	69	71
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**70.1%**	72.5%	63.9%	64.5%	65.1%
Operating expenses as a percentage of total revenues on a taxable equivalent basis and excluding specified items[1]	**64.7%**	63.0%	64.2%	64.5%	65.1%

(1) See *Financial Reporting Method* on pages 10 and 11

TABLE 7 – CHANGE IN AVERAGE VOLUMES

Year ended October 31
(millions of dollars)

	2008		2007		2006		2005		2004	
	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**7,361**	**2.81**	9,881	4.28	9,348	3.36	8,646	2.24	7,404	1.54
Securities	**46,017**	**2.61**	46,513	3.27	34,401	3.16	26,354	2.95	21,162	3.13
Residential mortgage loans	**16,094**	**5.15**	16,109	5.17	15,907	4.94	16,371	4.61	15,214	4.83
Personal loans and credit card receivables	**13,861**	**6.08**	12,030	6.69	10,348	6.36	8,540	5.64	6,658	5.69
Business and government loans	**29,021**	**4.37**	27,254	4.95	26,754	4.37	24,801	3.53	20,426	3.62
Net impaired loans	**(164)**	**(0.79)**	(171)	(0.58)	(181)	(0.39)	(207)	(0.48)	(165)	(0.42)
Interest-bearing assets	**112,190**	**3.87**	111,616	4.42	96,577	4.16	84,505	3.65	70,699	3.72
Other assets	**16,139**	**–**	14,348	–	9,698	–	6,289	–	7,854	–
Total assets	**128,329**	**3.39**	125,964	3.91	106,275	3.78	90,794	3.40	78,553	3.35
Liabilities and shareholders' equity										
Personal deposits	**30,758**	**2.62**	28,675	2.74	27,305	2.46	24,234	2.19	21,740	2.48
Deposit-taking institutions	**8,162**	**3.07**	10,559	4.48	9,916	3.44	6,549	2.74	5,789	1.73
Other deposits	**34,453**	**2.00**	32,309	4.23	26,971	3.40	26,198	2.36	22,536	2.05
	73,373	**2.38**	71,543	3.67	64,192	3.01	56,981	2.33	50,065	2.20
Subordinated debentures	**1,886**	**5.21**	1,940	5.14	1,592	5.67	1,565	6.38	1,469	6.71
Obligations other than deposits	**31,577**	**1.92**	33,876	2.80	25,403	2.55	20,365	1.93	12,826	2.66
Interest-bearing liabilities	**106,836**	**2.21**	107,359	3.42	91,187	2.85	78,911	1.97	64,360	1.87
Other liabilities	**16,372**	**–**	13,675	–	10,451	–	7,412	–	10,072	–
Shareholders' equity	**5,121**	**–**	4,930	–	4,637	–	4,471	–	4,121	–
Liabilities and shareholders' equity	**128,329**	**1.84**	125,964	2.92	106,275	2.45	90,794	1.71	78,553	1.53
Gross margin		**1.55**		0.99		1.33		1.69		1.82

TABLE 8 – DISTRIBUTION OF GROSS LOANS BY BORROWER CATEGORY

As at October 31
(millions of dollars)

	2008		2007[1]		2006		2005		2004	
	$	%	$	%	$	%	$	%	$	%
Personal[2]	**15,289**	**29.3**	13,026	26.3	11,205	23.5	9,647	20.2	7,704	18.4
Residential mortgage	**15,772**	**30.2**	15,577	31.5	14,957	31.3	15,929	33.3	15,272	36.4
Non-residential mortgage	**1,350**	**2.6**	1,371	2.8	1,322	2.8	1,186	2.5	1,042	2.5
Agricultural, fishing and trapping	**1,952**	**3.7**	1,950	3.9	1,847	3.9	1,796	3.8	1,686	4.0
Financial institutions	**3,428**	**6.6**	4,012	8.1	5,056	10.6	3,353	7.0	2,415	5.8
Manufacturing	**2,219**	**4.3**	2,280	4.6	2,047	4.3	2,249	4.7	2,458	5.9
Construction and real estate	**1,264**	**2.4**	1,295	2.6	1,226	2.6	1,277	2.7	1,247	3.0
Transportation and communications	**890**	**1.7**	536	1.1	475	1.0	442	0.9	453	1.1
Mines, quarries and energy	**1,456**	**2.8**	1,247	2.5	1,223	2.6	787	1.6	763	1.8
Forestry	**115**	**0.2**	143	0.3	166	0.3	174	0.4	185	0.4
Government	**1,171**	**2.2**	1,126	2.3	1,023	2.1	1,237	2.6	1,080	2.6
Wholesale	**570**	**1.1**	597	1.2	533	1.1	592	1.2	612	1.5
Retail	**1,362**	**2.6**	1,194	2.4	1,119	2.3	1,137	2.4	1,108	2.6
Services	**3,019**	**5.8**	2,677	5.4	3,678	7.7	6,372	13.3	4,774	11.4
Other	**2,353**	**4.5**	2,407	5.0	1,848	3.9	1,659	3.4	1,101	2.6
	52,210	**100.0**	49,438	100.0	47,725	100.0	47,837	100.0	41,900	100.0

(1) The corresponding figures for 2007 and prior years are presented as at September 30
(2) Including consumer loans, credit card receivables and other personal loans

TABLE 9 – IMPAIRED LOANS

As at October 31
(millions of dollars)

	2008	2007	2006	2005	2004
Impaired loans, net					
Personal[1]	**47**	39	31	25	16
Commercial	**80**	66	63	55	82
Corporate	**32**	19	20	27	49
Real estate	**7**	3	–	8	11
Other	**3**	2	2	2	2
Total impaired loans, net[2]	**169**	129	116	117	160
Impaired loans, gross	**307**	249	234	260	388
Specific allowance for credit losses	**138**	120	118	143	228
Impaired loans, net	**169**	129	116	117	160
Provisioning rate	**45.0%**	48.2%	50.4%	55.0%	58.8%
As a percentage of average loans and acceptances	**0.3%**	0.3%	0.2%	0.3%	0.4%
As a percentage of common shareholders' equity	**3.6%**	3.0%	2.6%	2.8%	4.2%

(1) Including $23 million of net consumer loans in 2008 (2007: $24 million; 2006: $20 million; 2005: $17 million; 2004: $14 million)
(2) Whenever a payment is contractually 90 days past due, loans are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of the debt within 180 days. Loans that are 180 days in arrears are impaired in all situations, except when they are guaranteed or insured by a Canadian governement (federal or provincial) or a Canadian government agency; such loans are impaired at 365 days in arrears. Credit card receivables are written off when payments are more than 180 days in arrears.

TABLE 10 – DEPOSITS

As at October 31
(millions of dollars)

	2008		2007		2006		2005		2004	
	$	%	$	%	$	%	$	%	$	%
Personal	**33,098**	**43.5**	30,215	42.7	29,092	40.5	26,385	42.4	24,008	44.9
Commercial	**16,273**	**21.4**	16,263	23.0	18,069	25.1	17,018	27.4	14,419	27.0
Purchased funds	**26,651**	**35.1**	24,320	34.3	24,756	34.4	18,816	30.2	15,005	28.1
Total	**76,022**	**100.0**	70,798	100.0	71,917	100.0	62,219	100.0	53,432	100.0
Domestic	**68,887**	**90.6**	57,624	81.4	61,910	86.1	55,765	89.6	45,636	85.4
International										
United States	**2,858**	**3.8**	7,338	10.4	1,851	2.6	540	0.9	957	1.8
Other	**4,277**	**5.6**	5,836	8.2	8,156	11.3	5,914	9.5	6,839	12.8
Total	**76,022**	**100.0**	70,798	100.0	71,917	100.0	62,219	100.0	53,432	100.0
Personal deposits as a percentage of total assets	**25.6**			26.7		25.0		24.4		27.1

TABLE 11 – RISK-WEIGHTED ASSETS

As at October 31
(millions of dollars)

	Balance	Risk weighted balance		Risk weighted balance			
		Basel II	Basel I	Basel I			
		2008	2008	2007	2006	2005	2004
Balance sheet assets							
Cash resources	**3,660**	**589**	**575**	488	2,077	1,306	1,070
Securities	**46,185**	**2,957**	**2,957**	3,050	2,083	2,269	2,317
Secured mortgage loans	**17,107**	**4,307**	**7,653**	6,205	5,647	5,121	5,420
Other loans	**42,502**	**22,653**	**23,095**	22,318	21,727	21,903	18,849
Other assets	**19,878**	**5,978**	**5,987**	5,371	5,549	5,650	4,876
		36,484	**40,267**	37,432	37,083	36,249	32,532
General allowance for credit risk		**331**	**331**	308	308	308	350
Total balance sheet assets	**129,332**	**36,815**	**40,598**	37,740	37,391	36,557	32,882
Off-balance sheet assets							
Letters of guarantee and documentary credit		**1,674**	**1,674**	1,107	1,096	1,033	874
Commitments to extend credit		**4,074**	**5,126**	5,174	5,085	4,731	4,431
Derivative financial instruments[1]							
Interest rate contracts		**364**	**248**	96	122	110	129
Foreign exchange contracts		**755**	**433**	428	234	220	166
Equity, commodity and credit derivative contracts		**1,827**	**1,046**	1,223	499	418	309
Total off-balance sheet assets		**8,694**	**8,527**	8,028	7,036	6,512	5,909
Market risk items		**6,623**	**5,765**	3,568	2,871	3,168	2,032
Operational risk items		**5,937**	**–**	–	–	–	–
		58,069	**54,890**	49,336	47,298	46,237	40,823

(1) Since November 1, 2006, all derivative financial instruments have been recorded in the Consolidated Balance Sheet.

TABLE 12 – SOURCES OF REGULATORY CAPITAL

As at October 31
(millions of dollars)

	Basel II	Basel I				Basel I
	2008	2008	2007	2006	2005	2004
Regulatory capital at beginning	6,116	6,116	6,607	5,925	5,319	5,369
Internally generated capital						
Net income	776	776	541	871	855	725
Dividends on common and preferred shares	(426)	(426)	(385)	(341)	(312)	(266)
	350	350	156	530	543	459
External financing						
Eligible subordinated debentures[1]	512	512	(300)	347	194	(29)
Preferred shares	374	374	–	–	25	–
Innovative instruments included in Tier 1 capital	450	450	(53)	208	(11)	(31)
Common shares	81	81	64	54	65	47
Repurchase of common shares	–	–	(315)	(310)	(224)	(382)
Non-controlling interest in subsidiaries	–	–	8	(123)	128	3
	1,417	1,417	(596)	176	177	(392)
Other						
Unrealized foreign exchange losses, net	127	127	(88)	(66)	(16)	(16)
Other[2]	(331)	(293)	37	42	(98)	(101)
	(204)	(166)	(51)	(24)	(114)	(117)
Regulatory capital generated (used)	1,563	1,601	(491)	682	606	(50)
Regulatory capital at end	7,679	7,717	6,116	6,607	5,925	5,319

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) Represents the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill, investments in companies subject to significant influence and amounts related to securitizations

TABLE 13 – REGULATORY CAPITAL AND CAPITAL RATIOS

As at October 31
(millions of dollars)
(in accordance with BIS guidelines)

	Basel II	Basel I				
	2008	**2008**	2007	2006	2005	2004
Tier 1 capital						
Common shareholders' equity	**4,797**	**4,797**	4,399	4,478	4,216	3,839
Unrealized foreign exchange gains and losses, net of hedging activities and after taxes, included in *Accumulated other comprehensive income*	**(71)**	**(71)**	(180)	(92)	(26)	(10)
Accumulated net after-tax unrealized losses on available for sale equity securities included in *Accumulated other comprehensive income*	**(88)**	**(88)**	–	–	–	–
Non-cumulative permanent preferred shares	**774**	**774**	400	400	400	375
Innovative instruments[1]	**828**	**828**	509	562	354	365
Non-controlling interest[2]	**18**	**18**	17	9	133	5
Less goodwill	**(740)**	**(740)**	(703)	(683)	(662)	(662)
Less gains on sales recorded upon securitization	**(38)**	–	–	–	–	–
	5,480	**5,518**	4,442	4,674	4,415	3,912
Tier 2 capital						
Subordinated debentures	**2,153**	**2,153**	1,641	1,949	1,602	1,408
Eligible general allowances for credit risk	**331**	**331**	308	308	308	350
Accumulated net after-tax unrealized gains on available for sale equity securities included in *Accumulated other comprehensive income*	–	–	80	–	–	–
Excess Tier 1 qualifying innovative instruments[1]	**147**	**147**	–	–	–	–
	2,631	**2,631**	2,029	2,257	1,910	1,758
Less investments in companies subject to significant influence	**(432)**	**(432)**	(353)	(289)	(360)	(296)
Less first-loss protection	–	–	(2)	(35)	(40)	(55)
Total capital	**7,679**	**7,717**	6,116	6,607	5,925	5,319
Regulatory capital ratios						
Tier 1 capital ratio	**9.4 %**	**10.1 %**	9.0 %	9.9 %	9.6 %	9.6 %
Total capital ratio	**13.2 %**	**14.1 %**	12.4 %	14.0 %	12.8 %	13.0 %
Tangible common equity ratio	**6.4 %**	**6.8 %**	6.8 %	7.3 %	7.4 %	7.0 %
Assets-to-capital multiple[3]	**16.7**	**16.6**	18.7	17.8	20.0	16.8

(1) 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust presented in *Non-controlling interest* and the $225 million deposit from NBC Capital Trust.

(2) Excluding 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15

(3) The assets-to-capital multiple corresponds to total balance assets and direct credit substitutes divided by total capital as defined by capital adequacy requirements.

TABLE 14 – ASSETS UNDER ADMINISTRATION AND ASSETS UNDER MANAGEMENT

As at October 31
(millions of dollars)

	National Bank Trust	National Bank Financial	National Bank Securities	Altamira Investment Services	Natcan Investment Management	National Bank Direct Brokerage	Bank excluding subsidiaries	2008	2007
Assets under administration									
Institutional	36,427	10,224	–	–	–	–	–	46,651	49,285
Personal	–	82,692	–	–	–	10,175	–	92,867	108,992
Mutual funds	21,670	–	7,554	3,196	–	–	–	32,420	34,329
Mortgage loans sold to third parties	–	–	–	–	–	–	7,293	7,293	7,074
Total assets under administration	58,097	92,916	7,554	3,196	–	10,175	7,293	179,231	199,680
Assets under management									
Personal	6,076	–	–	–	–	–	–	6,076	6,280
Managed portfolios	–	3,248	–	–	8,277	–	–	11,525	17,419
Mutual funds	–	–	–	–	12,962	–	–	12,962	16,099
Total assets under management	6,076	3,248	–	–	21,239	–	–	30,563	39,798
Total assets under administration/ management – 2008	64,173	96,164	7,554	3,196	21,239	10,175	7,293	209,794	239,478
Total assets under administration/ management – 2007	63,301	115,996	8,524	4,431	29,771	10,381	7,074		

ADDITIONAL DISCLOSURE REQUIREMENTS – BASEL II

TABLE 15 – DISTRIBUTION OF GROSS AND IMPAIRED LOANS BY BORROWER CATEGORY

(millions of dollars)

	As at October 31, 2008			Year ended October 31, 2008	
	Gross loans	Impaired loans	Specific allowances	Specific provision for credit losses	Write-offs
Personal[1]	15,289	37	14	74	123
Residential mortgage	15,772	31	3	(2)	1
Non-residential mortgage	1,350	18	6	2	–
Agricultural, fishing and trapping	1,952	47	20	17	9
Financial institutions	3,428	–	–	–	–
Manufacturing	2,219	20	10	(5)	7
Construction and real estate	1,264	15	9	(19)	23
Transportation and communications	890	2	2	3	4
Mines, quarries and energy	1,456	7	6	4	1
Forestry	115	5	3	6	1
Government	1,171	–	–	–	–
Wholesale	570	6	3	10	8
Retail	1,362	38	21	5	2
Services	3,019	54	14	9	8
Other	2,353	27	27	17	7
Total – Business and government	21,149	239	121	49[2]	70
Total	52,210	307	138	121	194

(1) Including consumer loans, credit card receivables and other personal loans
(2) Including a specific provision of $4 million related to an ABCP secured loan

TABLE 16 – GEOGRAPHIC DISTRIBUTION OF LOANS

As at October 31, 2008
(millions of dollars)

	Gross loans	Impaired loans	Specific allowances
Canada			
Residential mortgage	15,702	31	3
Personal and credit card	15,029	37	14
Business and government	19,266	239	121
	49,997	307	138
United States			
Residential mortgage	70	-	-
Personal and credit card	2	-	-
Business and government	1,877[1]	-	-
	1,949	-	-
Other			
Residential mortgage	-	-	-
Personal and credit card	258	-	-
Business and government	6	-	-
	264	-	-
	52,210	307	138

(1) Includes $1,273 million of guaranteed loans to financial institutions

TABLE 17 – CREDIT RISK MITIGATION

As at October 31, 2008
(millions of dollars)

		Total exposure covered by	
	Eligible financial collateral	Guarantees	Credit derivatives
Balance sheet exposures			
Securities purchased under reverse repurchase agreements and securities sold under repurchase agreements	10,847	-	-
Loans			
Residential mortgage	-	8,712	-
Personal and credit card	-	885	-
Business and government	1,013	1,457	46
Derivative financial instruments – OTC	566	-	-

TABLE 18 – CREDIT DERIVATIVE POSITIONS (NOTIONAL AMOUNTS)

As at October 31, 2008
(millions of dollars)

	Credit portfolio[1]		Trading	
	Protection purchased	Protection sold	Protection purchased	Protection sold
Credit default swaps				
Indices and single names	117	71	10,221	9,827
Tranches on indices	–	–	2,056	1,799
Collateralized debt obligations	–	–	36	36

(1) Protection sold is solely for the purpose of reducing protection purchased

TABLE 19 – CREDIT RISK EXPOSURE[1] UNDER BASEL ASSET CATEGORIES AND BY RISK WEIGHT[2]

As at October 31, 2008
(millions of dollars)

	Risk Weights							
	0%	20%	35%	50%	75%	100%	150%	Total
Retail residential mortgage	8,712	–	11,421	–	–	–	–	20,133
Other retail	885	–	–	–	9,220	–	–	10,105
Corporate	1,482	107	–	–	–	27,044	–	28,633
Sovereign	14,127	–	–	–	–	–	–	14,127
Bank	11,900	7,910	–	–	–	–	–	19,810
Total	37,106	8,017	11,421	–	9,220	27,044	–	92,808

(1) Excluding the Trading book and Securitization
(2) Exposure amounts are net of all allowances for credit losses. Exposures reflect the risk weights of the guarantors, where applicable.

TABLE 20 – BREAKDOWN OF THE RESIDUAL CONTRACTUAL MATURITY OF THE CREDIT PORTFOLIO

As at October 31, 2008
(millions of dollars)

	Within 1 year	1 to 5 years	Over 5 years	Total
Deposits with financial institutions	3,406	–	–	3,406
Available for sale securities[1]				
Securities issued and guaranteed by				
Canada	3,878	2,427	735	7,040
Provinces	382	960	498	1,840
Municipalities and school boards	–	1	1	2
U.S. Treasury and other U.S. agencies	100	–	–	100
Other debt securities	1,897	284	262	2,443
Total available for sale securities[1]	6,257	3,672	1,496	11,425
Securities purchased under reverse repurchase agreements	7,868	–	–	7,868
Loans				
Residential mortgage	8,003	6,168	1,598	15,769
Personal and credit card	14,184	907	184	15,275
Business and government	18,368	2,191	138	20,697
Total loans	40,555	9,266	1,920	51,741
Derivative financial instruments – OTC	2,771	3,899	1,848	8,518

(1) Available for sale securities except equities

TABLE 21 – DAILY TRADING REVENUES[1]

Daily trading revenues were positive more than 68% of the days in the fiscal year ended October 31, 2008. Net daily trading losses in excess of $1 million were recorded on 60 days, especially because of the uncertainty of markets during the year. None of these losses exceeded the VaR limit.

(millions of dollars)


Daily Trading Revenues
VaR (CAD)
20
15
10
5
0
(5)
(10)
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
April-08
May-08
June-08
July-08
Aug-08
Sept-08
Oct-08

(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio

TABLE 22 – CAPITAL ADEQUACY

As at October 31, 2008
(millions of dollars)

	Risk-weighted exposures	
	Basel II	**Basel I**
Approaches for credit risk		
Retail residential mortgage	3,997	5,623
Other retail	6,915	9,220
Corporate	27,065	28,048
Bank	1,582	1,570
Trading book	2,826	1,659
Securitization	115	–
	42,500	46,120
Equity securities	975	975
Other assets	2,034	2,030
Total – Credit risk	45,509	49,125
Approaches for market risk		
Standardized approach	5,084	4,226
Advanced measurement approach	1,539	1,539
Total – Market risk	6,623	5,765
Approaches for operational risk	5,937	–
Total capital requirements for risk	58,069	54,890
Tier 1 capital ratio	9.4%	10.1%
Total capital ratio	13.2%	14.1%

TABLE 23 – SPECIAL PURPOSE ENTITIES

Special purpose entities are not operating entities; they do not generally have any employees and they can include variable interest entities (VIEs) as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with some entities.

As at October 31, 2008
(millions of dollars)

	Notes	Bank's exposure		
		Investments and other assets	Undrawn liquidity facilities	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	61	N/A	1,689
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	451	90	673
Other asset-backed commercial paper conduits	3			
– National Bank structured conduits	4	162	N/A	3,947
– Third-party structured conduits		1,367	N/A	–
NBC Capital Trust	5	2	N/A	190
Private capital funds and investments	6	132	N/A	3,008
		2,175		9,507
CONSOLIDATED SPECIAL PURPOSE ENTITIES	7			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	8	1,398	N/A	2,608
Mutual funds	9	293	N/A	357
Building	10	93	N/A	93
Private investments	11	14	N/A	30
Other				
NBC Asset Trust	12	263	N/A	1,029
		2,061		4,117
		4,236		13,624

N/A – Not applicable

(1) The Bank's exposure represents retained rights relating to future excess interest, as well as certain securities issued by the entity and held by the Bank.
(2) The main underlying assets are residential and commercial mortgages, leases, consumer loans and trade receivables. The assets are located in Canada. As at October 31, 2008, the amount of the global-style liquidity facility totalled $541 million, representing the total amount of commercial paper and one floating-rate note outstanding. As at October 31, 2008, the Bank held $451 million of the commercial paper and, consequently, the maximum potential amount of future payments as at October 31, 2008 was $90 million.
(3) Refer to the Asset-backed commercial paper section on pages 22 to 25 of Management's Discussion and Analysis.
(4) The underlying assets are primarily collateralized debt obligation (CDO) structures referencing a portfolio of corporate debt, commercial and residential mortgage-backed securities and other asset-backed securities.
(5) Refer to Note 17 to the consolidated financial statements.
(6) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities are those of the most recent available period.
(7) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(8) The underlying assets are various financial instruments (trading porfolio). The total assets of the Innocap platform are presented on a net asset basis.
(9) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(10) The underlying asset is a building located in Canada.
(11) The investments are presented on an equity basis.
(12) Refer to Note 21 to the consolidated financial statements. The average maturity of the underlying assets is four years.

GLOSSARY OF FINANCIAL TERMS

ACCEPTANCE
Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

ASSETS UNDER ADMINISTRATION
Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

ASSETS UNDER MANAGEMENT
Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

COLLATERALIZED DEBT OBLIGATIONS
Securitization of any combination of corporate debt securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return.

HEDGING
A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

HYBRID ASSETS
Assets comprising a combination of synthetic assets and traditional assets.

INNOVATIVE INSTRUMENT
Instrument issued by an inactive entity for the primary purpose of accumulating capital.

LEVERAGED FINANCE LOANS
Loans to large corporate and financial sponsor-backed companies that are typically non-investment grade and have much higher levels of debt relative to the industry in which they operate.

MASTER NETTING AGREEMENT
Legal agreement between two parties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

NET INTEREST INCOME
Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits.

NET INTEREST MARGIN
Net interest income as a percentage of average assets.

RETURN ON COMMON SHAREHOLDERS' EQUITY (ROE)
Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

RISK-WEIGHTED ASSETS
Data used to calculate risk-weighted capital ratios as specified in the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). According to these guidelines, risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS
Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

TABLE OF ABBREVIATIONS

ABCP	Asset-backed commercial paper
AcG-12	CICA Accounting Guideline No. 12 *Transfers of Receivables*
AcG-14	CICA Accounting Guideline No. 14 *Disclosure of Guarantees*
AcG-15	CICA Accounting Guideline No. 15 *Consolidation of Variable Interest Entities*
ARMC	Audit and Risk Management Committee of the Board
Bank or National Bank	National Bank of Canada
BIS	Bank for International Settlements
Board	Board of Directors of National Bank of Canada
CCCT	Canadian Credit Card Trust
CHT	Canada Housing Trust
CICA	Canadian Institute of Chartered Accountants
CMB	Canada Mortgage Bonds
CMHC	Canada Mortgage and Housing Corporation
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CSA	Credit Support Annex
Financial Group	National Bank Financial Group
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GIC	Guaranteed investment certificate
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
ISDA	International Swaps & Derivatives Association
Multilateral Instrument 52-109	Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*
Natcan	Natcan Investment Management Inc.
NBDB	National Bank Direct Brokerage Inc.
NBF	National Bank Financial Inc. and National Bank Financial Ltd.
NBT	National Bank Trust Inc.
NHA	*National Housing Act* Canada
OECD	Organization for Economic Co-operation and Development
ROE	Return on common shareholders' equity
SME	Small and medium-size enterprises
Superintendent	Superintendent of Financial Institutions Canada
SVA	Shareholder value added
VaR	Value at risk
VIE	Variable interest entity

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information contained in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* (Canada) with respect to the protection of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were granted full and unrestricted access to the Committee to discuss their audit and financial reporting matters.





Louis Vachon
President and Chief Executive Officer

Patricia Curadeau-Grou
Chief Financial Officer and Executive Vice-President
Finance, Risk and Treasury

Montreal, Canada, December 3, 2008, except as for Note 34b) which is under the date of December 11, 2008

AUDITORS' REPORT

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2008 and 2007 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Montreal, Canada, December 3, 2008, except as for Note 34b) which is under the date of December 11, 2008

CONSOLIDATED BALANCE SHEET

(millions of dollars)

As at October 31	Notes	2008	2007
ASSETS			
Cash		**254**	283
Deposits with financial institutions		**3,406**	3,045
Securities			
Available for sale	8 and 9	**12,322**	8,442
Held for trading	10	**33,863**	30,828
		46,185	39,270
Securities purchased under reverse repurchase agreements		**7,868**	5,966
Loans	5 and 11		
Residential mortgage		**15,772**	15,895
Personal and credit card		**15,289**	13,116
Business and government		**21,149**	19,377
		52,210	48,388
Allowance for credit losses		**(469)**	(428)
		51,741	47,960
Other			
Customers' liability under acceptances		**4,274**	4,085
Fair value of derivative financial instruments	29	**9,814**	4,883
Premises and equipment	14	**460**	426
Goodwill	15	**740**	703
Other intangible assets	15	**183**	169
Due from clients, dealers and brokers		**2,273**	4,313
Other assets	16	**2,134**	1,982
		19,878	16,561
		129,332	113,085
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	5 and 17		
Personal		**33,098**	30,215
Business and government		**36,872**	33,797
Deposit-taking institutions		**5,827**	6,561
Deposit from NBC Capital Trust		**225**	225
		76,022	70,798
Other			
Acceptances		**4,274**	4,085
Obligations related to securities sold short		**15,829**	16,223
Securities sold under repurchase agreements		**7,151**	2,070
Fair value of derivative financial instruments	29	**8,588**	3,615
Due to clients, dealers and brokers		**2,389**	4,341
Other liabilities	19	**5,286**	4,751
		43,517	35,085
Subordinated debentures	20	**2,255**	1,605
Non-controlling interest	21	**2,029**	960
Shareholders' equity			
Preferred shares	22	**774**	400
Common shares	22	**1,656**	1,575
Contributed surplus	24	**31**	32
Retained earnings		**3,110**	2,793
Accumulated other comprehensive income		**(62)**	(163)
		5,509	4,637
		129,332	113,085

Louis Vachon
President and Chief Executive Officer

Paul Gobeil
Director

CONSOLIDATED STATEMENT OF INCOME

(millions of dollars)

Year ended October 31	Notes	2008	2007
Interest income			
Loans		**2,974**	3,031
Available for sale securities		**213**	296
Held for trading securities		**864**	1,060
Deposits with financial institutions		**207**	423
		4,258	4,810
Interest expense			
Deposits		**1,673**	2,633
Subordinated debentures		**98**	100
Other		**623**	950
		2,394	3,683
Net interest income		**1,864**	1,127
Other income			
Underwriting and advisory fees		**312**	381
Securities brokerage commissions		**240**	267
Deposit and payment service charges		**211**	213
Trading (losses) revenues	7	**(329)**	510
Losses on available for sale securities, net	8	**(88)**	(409)
Card service revenues		**42**	34
Lending fees		**106**	121
Insurance revenues		**119**	115
Revenues from acceptances, letters of credit and guarantee		**77**	68
Securitization revenues	11	**226**	179
Foreign exchange revenues		**121**	103
Trust services and mutual funds		**342**	357
Other		**394**	351
		1,773	2,290
Total revenues		**3,637**	3,417
Provision for credit losses	5	**144**	103
		3,493	3,314
Operating expenses			
Salaries and staff benefits		**1,454**	1,498
Occupancy		**177**	169
Technology		**448**	414
Communications		**78**	73
Professional fees		**214**	180
Restructuring charges	25	**66**	7
Other		**258**	285
		2,695	2,626
Income before income taxes and non-controlling interest		**798**	688
Income taxes	26	**167**	79
		631	609
Non-controlling interest	21	**(145)**	68
Net income		**776**	541
Dividends on preferred shares	22	**32**	21
Net income available to common shareholders		**744**	520
Number of common shares outstanding (thousands)	27		
Average – basic		**158,663**	159,811
Average – diluted		**159,255**	161,190
End of period		**159,447**	157,806
Earnings per common share (dollars)	27		
Basic		**4.69**	3.25
Diluted		**4.67**	3.22
Dividends per common share (dollars)	22	**2.48**	2.28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(millions of dollars)

Year ended October 31	2008	2007
Net income	**776**	541
Other comprehensive income, net of income taxes		
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**513**	(299)
Impact of hedging net foreign currency translation gains or losses	**(404)**	211
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**109**	(88)
Net unrealized gains (losses) on available for sale financial assets	**(156)**	51
Reclassification to net income of (gains) losses on available for sale financial assets	**(51)**	(11)
Net change in unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions	**(207)**	40
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**206**	(54)
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(7)**	10
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**199**	(44)
Total other comprehensive income, net of income taxes	**101**	(92)
Comprehensive income	**877**	449

INCOME TAXES – OTHER COMPREHENSIVE INCOME

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

Year ended October 31	2008	2007
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**15**	(22)
Impact of hedging net foreign currency translation gains or losses	**(155)**	91
Net unrealized gains (losses) on available for sale financial assets	**(70)**	23
Reclassification to net income of (gains) losses on available for sale financial assets	**(23)**	(7)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**94**	(26)
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(2)**	5
Total income taxes (recovery)	**(141)**	64

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(millions of dollars)

Year ended October 31	Notes	2008	2007
Preferred shares at beginning		400	400
Issuance of preferred shares, Series 20 and 21	22	374	-
Preferred shares at end		774	400
Common shares at beginning		1,575	1,566
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		17	18
Stock Option Plan		41	34
Acquisitions	22 and 33	24	-
Other		(1)	6
Repurchase of common shares for cancellation		-	(49)
Common shares at end	22	1,656	1,575
Contributed surplus at beginning		32	21
Stock option expense	24	11	16
Stock options exercised		(6)	(4)
Other		(6)	(1)
Contributed surplus at end		31	32
Retained earnings at beginning		2,793	2,893
Net income		776	541
Impact of initial adoption of financial instruments standards		-	2
Dividends			
Preferred shares	22	(32)	(21)
Common shares	22	(394)	(364)
Premium paid on common shares repurchased for cancellation	22	-	(266)
Share issuance and other expenses, net of income taxes		(33)	8
Retained earnings at end		3,110	2,793
Accumulated other comprehensive income (loss) at beginning, net of income taxes		(163)	(92)
Impact of initial adoption of financial instruments standards		-	21
Net change in unrealized foreign currency translation gains (losses), net of hedging activities		109	(88)
Net change in unrealized gains (losses) on available for sale financial assets, net of fair value hedge transactions		(207)	40
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges		199	(44)
Accumulated other comprehensive income (loss) at end, net of income taxes		(62)	(163)
Shareholders' equity		5,509	4,637

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAXES

As at October 31	2008	2007
Retained earnings	3,110	2,793
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	(71)	(180)
Unrealized gains and losses on available for sale financial assets, net of fair value hedge transactions	(139)	68
Gains and losses on derivative financial instruments designated as cash flow hedges	148	(51)
	(62)	(163)
Total	3,048	2,630

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of dollars)

Year ended October 31	2008	2007
Cash flows from operating activities		
Net income	776	541
Adjustments for:		
Provision for credit losses	144	103
Amortization of premises and equipment	79	78
Write-off of tangible assets	54	–
Future income taxes	(5)	49
Translation adjustment on foreign currency subordinated debentures	11	(8)
Gains on sale of available for sale securities, net	(190)	(135)
Other-than-temporary impairment charges	220	544
Gains on asset securitizations and other transfers of receivables, net	(181)	(113)
Stock option expense	11	16
Change in interest payable	(439)	245
Change in interest and dividends receivable	(12)	(52)
Change in income taxes payable	70	(151)
Change in fair value of derivative financial instruments, net	(249)	(581)
Change in held for trading securities	(3,035)	1,036
Change in due from clients, dealers and brokers	2,040	(365)
Change in due to clients, dealers and brokers	(1,952)	1,118
Change in other items	1,105	296
	(1,553)	2,621
Cash flows from financing activities		
Change in deposits	5,224	(1,119)
Issuance of NBC CapS II	750	–
Issuance of subordinated debentures	500	500
Issuance of common shares	81	58
Issuance of preferred shares	374	–
Redemption of NB Capital preferred shares	(312)	–
Repurchase of subordinated debentures	–	(300)
Repurchase of common shares for cancellation	–	(315)
Dividends paid on common shares	(484)	(351)
Dividends paid on preferred shares	(25)	(21)
Change in obligations related to securities sold short	(394)	602
Change in securities sold under repurchase agreements	5,081	(7,447)
Change in other items	812	(75)
	11,607	(8,468)
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	138	(322)
Change in loans (excluding securitization)	(7,338)	(3,887)
Proceeds from securitization of new assets and other transfers of receivables	3,813	2,870
Maturity of securitized assets	(400)	(101)
Purchases of available for sale securities	(26,370)	(18,025)
Sales of available for sale securities	22,642	15,932
Change in securities purchased under reverse repurchase agreements	(1,902)	1,626
Net change in premises and equipment	(167)	(119)
	(9,584)	(2,026)
Increase (decrease) in cash and cash equivalents	470	(7,873)
Cash and cash equivalents at beginning	2,996	10,869
Cash and cash equivalents at end	3,466	2,996
Cash and cash equivalents		
Cash	254	283
Deposits with financial institutions	3,406	3,045
Less: Amount pledged as collateral	(194)	(332)
	3,466	2,996
Supplementary information		
Interest paid	2,833	3,438
Income taxes paid	(24)	238

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with section 308(4) of the *Bank Act* (Canada), which states that except for as otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"), the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Use of estimates and assumptions
The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the carrying value of assets and liabilities on the balance sheet date, income and other related information. The most significant items for which Management has prepared estimates and assumptions are the allowance for credit losses, the fair value of financial instruments, the other-than-temporary impairment of available for sale financial assets, asset securitization, variable interest entities, goodwill and other intangible assets, the impairment of long-lived assets, pension plans and other employee future benefits, income taxes, and the provision for contingencies. Accordingly, actual results could differ from these estimates, in which case the impact would be recognized in the consolidated financial statements in future fiscal periods.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Basis of consolidation
The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries and variable interest entities ("VIEs") where the Bank is the primary beneficiary, after elimination of intercompany transactions and balances.

VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No.15, *Consolidation of Variable Interest Entities* (AcG-15), of the Canadian Institute of Chartered Accountants (CICA) Handbook requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are presented in *Other assets* in the Consolidated Balance Sheet. The Bank's share of income (loss) from these companies is included in *Other* under *Other income* in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control, whereby only the Bank's prorata share of assets, liabilities, revenues and expenses is consolidated.

Translation of foreign currencies
Foreign currency denominated monetary assets and liabilities of the Bank and its integrated branches and subsidiaries are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates for the period. Translation gains and losses arising from operations in integrated branches and subsidiaries are recorded in *Other income* in the Consolidated Statement of Income, except for unrealized gains and losses on their available for sale financial assets, which are recorded in *Other comprehensive income.*

All foreign currency denominated assets and liabilities of self-sustaining foreign branches and subsidiaries are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas the revenues and expenses of such foreign operations are translated into Canadian dollars at average exchange rates for the period. Gains and losses on translating the financial statements of self-sustaining branches and subsidiaries, along with related hedge and tax effects, are presented in *Accumulated other comprehensive income* in the Consolidated Balance Sheet. An appropriate portion of these accumulated translation gains and losses is reclassified to *Other income* in the Consolidated Statement of Income when there is a reduction in the net investment.

Classification and measurement of financial instruments
The accounting framework for financial instruments requires that all financial assets and liabilities be classified based on their characteristics, Management's intention, or the choice of category in certain circumstances. When they are initially recognized, all financial assets are classified as held for trading, held to maturity, available for sale or loans and receivables, while financial liabilities are classified as held for trading or not held for trading. When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for items that are classified in the following categories, which are measured at cost or amortized cost calculated using the effective interest method: financial assets held to maturity, loans and receivables and financial liabilities not held for trading purposes. To date, the Bank has not classified any financial asset as held to maturity.

A financial asset or liability may also be irrevocably designated as held for trading under the fair value option when it is first recognized. Financial instruments accounted for under the fair value option are measured at fair value and any change in fair value is recorded in *Other income* in the Consolidated Statement of Income.

Note 1 Summary of Significant Accounting Policies (cont.)

The Superintendent has issued guidelines limiting the circumstances under which this option may be used. The Bank may use this option in the following cases:

- If, consistent with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the measurement or recognition inconsistency of measuring financial assets or liabilities together on a different basis, and if the fair values are reliable; or

- If a group of financial assets and financial liabilities to which an instrument belongs is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information is provided on that basis to senior management, and if the fair values are reliable. Consequently, the Bank may use the fair value option provided it has implemented a documented risk management strategy to manage the group of financial instruments together on the fair value basis and can demonstrate that major financial risks are eliminated or significantly reduced and the fair values are reliable; or

- For hybrid financial instruments with one or more embedded derivatives which would significantly modify the cash flows of the financial instruments and which would otherwise be bifurcated and accounted for separately.

Effective August 1, 2008, a financial asset, other than a derivative financial instrument or a financial asset which upon initial recognition was designated as held for trading, may be reclassified out of the held-for-trading category in rare circumstances, provided the financial asset is no longer held for the purpose of selling it in the near term. The financial asset must be reclassified at its fair value on the date of reclassification, and this fair value becomes its new cost or amortized cost, as applicable.

Cash and deposits with financial institutions
Cash and deposits with financial institutions consist of cash and cash equivalents as well as amounts pledged. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions – including net receivables related to cheques and other items in the clearing process – as well as the net amount of cheques and other items in transit.

Available for sale financial assets
Securities not classified as held for trading are classified as available for sale financial assets. For the fiscal year ended October 31, 2007, certain negotiable certificates of deposit presented in *Deposits with financial institutions* in the Consolidated Balance Sheet were classified as available for sale financial assets.

The Bank accounts for transactions on available for sale financial assets on the trade date and the related transaction costs are capitalized.

Available for sale financial assets are recognized at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which are recognized at cost.

Unrealized gains and losses are recognized, net of income taxes, provided they are not hedged by derivative financial instruments in a fair value hedging relationship, in *Accumulated other comprehensive income*. In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to *Other income* in the Consolidated Statement of Income on the trade date.

The amortization of premiums and discounts under the effective interest method as well as dividend and interest income are recognized in *Interest income* in the Consolidated Statement of Income.

Available for sale financial assets are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Bank takes into account the duration and the materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it recovers its fair value. If there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in *Other comprehensive income* is reclassified to *Other income* in the Consolidated Statement of Income.

Held for trading securities
Held for trading securities are generally purchased for sale in the near term or are part of portfolios of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. The Bank accounts for held for trading securities transactions on the settlement date in the Consolidated Balance Sheet. Changes in fair value between the trade date and the settlement date are included in *Other income* in the Consolidated Statement of Income.

Held for trading securities are recorded at fair value and any transaction fees are included directly in the Consolidated Statement of Income. Realized and unrealized gains and losses on such securities are recorded as *Other income* in the Consolidated Statement of Income. Dividend and interest income are recorded in *Interest income* in the Consolidated Statement of Income.

Note 1 Summary of Significant Accounting Policies (cont.)

Securities purchased under reverse repurchase agreements and sold under repurchase agreements

The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. The Bank records its transactions on the settlement date. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost after amortization using the effective interest method in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded in *Other income* in the Consolidated Statement of Income.

Loans

Loans, including transaction fees directly attributable to the granting of the loans, are recognized in the Consolidated Balance Sheet at cost after amortization calculated using the effective interest method.

A loan, other than a credit card loan, is considered impaired when, in Management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Whenever a payment is contractually 90 days past due, loans are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days. In all cases, loans that are more than 180 days past due are considered impaired, except when they are fully guaranteed or insured by the Government of Canada, a Canadian provincial government or a Canadian government agency, in which case, they are classified as impaired when they are more than 365 days in arrears. Loans are returned to performing status when the timely collection of principal and interest is reasonably assured and when all principal and interest payments in arrears have been collected. Credit card receivables are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is reduced to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are accounted for at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded under *Provision for credit losses*. For any subsequent change in their fair value, gains and losses are recognized under *Other income* in the Consolidated Statement of Income. Gains must not exceed losses of value recognized after the foreclosure date. Revenue generated by foreclosed assets as well as operating expenses are recorded in *Other* under *Other income* in the Consolidated Statement of Income.

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding this fair value is recorded under *Provision for credit losses* in the Consolidated Statement of Income. Subsequent to the date of foreclosure, these assets are recorded as premises and equipment and are subject to the related accounting rules.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to *Interest income* over the term of the loan. Direct costs for originating a loan are netted against origination fees. If there is a reasonable expectation that a commitment will result in a loan, commitment fees receive the same accounting treatment: they are amortized to *Interest income* over the term of the loan. Otherwise, they are included in *Other income* over the term of the commitment. Loan syndication fees are recorded in *Other income*, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to *Interest income* over the term of the loan. Certain mortgage loan prepayment fees are recognized as *Lending fees* in the Consolidated Statement of Income when earned. Commissions, if any, are amortized under the effective interest method.

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate of losses in its credit portfolio as at the balance sheet date. This allowance relates primarily to loans but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, commitments to extend credit, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans and the general allowance for credit risk, is increased by the provision for credit losses charged to the Consolidated Statement of Income, and decreased by the amount of write-offs, net of recoveries.

Specific allowances are recorded in order to recognize the estimated losses for loans classified as impaired. Loans to businesses and governments include loans to businesses other than certain small businesses classified in consumer credit portfolios, government entities and financial institutions. The credit risk for these portfolios is assessed individually and on an ongoing basis, and the Bank records a specific allowance as soon as a loan is deemed impaired. The loans in these portfolios are written off when all reasonable collection efforts have been exhausted or the borrower is bankrupt, liquidation is in process and further recovery of balances owing is not expected. Personal loans, which include residential mortgage loans, consumer loans and loans to certain small businesses, comprise a large number of homogeneous balances that are managed together, for which specific allowances are established on the basis of historical net write-off experience. Personal loans without collateral for which all the signatories have declared bankruptcy are automatically written off.

Note 1 Summary of Significant Accounting Policies (cont.)

The general allowance allocated for credit risk represents Management's best estimate of probable losses within the portion of the credit portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding loans and undrawn commitments. The allocated general allowance for the business and government loan portfolio is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type, to which is added an additional amount that takes into account the discovery period and migration risk. For personal loans, the general allowance is based on specific parameters by product and no discovery period is calculated. Losses are determined by the application of loss ratios established through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and business conditions, recent credit loss experience, and credit quality and concentration trends when the general allowance was created on the date of the Consolidated Balance Sheet. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization

The Bank securitizes residential mortgage loans and credit card receivables by selling them to trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Control is deemed to be surrendered if, and only if, all of the following conditions are met:

- The transferred assets have been isolated from those of the Bank, even in bankruptcy or other receivership;
- The purchaser has the right to pledge or exchange the assets it received or, if the purchaser is a qualifying special-purpose entity ("QSPE") as defined in CICA Accounting Guideline No. 12, *Transfers of Receivables* (AcG-12), each investor in the QSPE has the right to sell or pledge its beneficial interests in the QSPE; and
- The Bank does not maintain effective control over the transferred assets.

If these conditions are not all met, the sale is deemed to be a secured borrowing, the assets remain on the Bank's Consolidated Balance Sheet and the proceeds are presented as a liability.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are included in *Securitization revenues* in the Consolidated Statement of Income. Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, their initial and future fair values are determined primarily using the present value of expected future cash flows based on assumptions regarding expected credit losses, prepayment rates, anticipated excess spreads, net of expected credit losses, and discount rates commensurate with the risks involved.

Retained interests are recorded at fair value and included in available for sale financial assets. Changes in fair value are recognized in *Other comprehensive income*. If there is objective evidence of an other-than-temporary impairment in fair value, the accumulated loss reflected in *Other comprehensive income* is reclassified to *Securitization revenues* in the Consolidated Statement of Income.

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized in the Consolidated Balance Sheet and recorded in the Consolidated Statement of Income over the term of the transferred assets. This servicing liability is presented in *Other liabilities* in the Consolidated Balance Sheet.

Acceptances and customers' liability under acceptances

The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. These financial instruments are recorded at cost in the Consolidated Balance Sheet. Fees are recorded in *Other income* in the Consolidated Statement of Income.

Premises and equipment

Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) Straight-line
(b) Diminishing balance
(c) The amortization period is the lesser of the useful life or the lease term plus the first renewal period.

Note 1 Summary of Significant Accounting Policies (cont.)

Premises and equipment are tested for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it is greater than the undiscounted cash flows that would likely be generated from the use and eventual disposal of the asset. An impairment would then be recognized in the Consolidated Statement of Income.

Goodwill and other intangible assets
The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired. The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. A reporting unit is either a business segment or the unit immediately below the segment. If the carrying amount of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to the Consolidated Statement of Income for the period during which the impairment has been determined.

The other intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets. They are mainly composed of management contracts and are recorded at fair value at the time of acquisition. Since most of these assets have indefinite useful lives, they are not amortized but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to the Consolidated Statement of Income for the period during which the impairment is determined. Certain other intangible assets with finite useful lives are amortized over their estimated useful lives, which generally do not exceed eight years. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to the Consolidated Statement of Income.

Obligations related to securities sold short
These financial liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded at fair value and presented as liabilities in the Consolidated Balance Sheet. Realized and unrealized gains and losses are recognized in *Other income* in the Consolidated Statement of Income.

Income taxes
The Bank provides for income taxes under the asset and liability method. It determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, in accordance with income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized. No future income tax expense is recorded for the portion of *Retained earnings* of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments
In the normal course of business, the Bank uses derivative financial instruments to accommodate the needs of its clients, enable it to generate income from its trading activities, and manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risk.

All derivative financial instruments are recorded at fair value in the Consolidated Balance Sheet. Derivative financial instruments with a positive fair value are included in assets and derivative financial instruments with a negative fair value are included in liabilities in the Consolidated Balance Sheet.

Embedded derivative financial instruments
An embedded derivative financial instrument is a component of a financial instrument or another contract, the characteristics of which are similar to those of a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument comprising a host contract and an embedded derivative.

Embedded derivatives are bifurcated and accounted for separately if, and only if, the following three conditions are met: the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that meets the definition of a derivative, and the hybrid contract is not recorded at fair value.

Embedded derivative financial instruments are classified with the host contract on the Consolidated Balance Sheet and measured at their fair value. Realized and unrealized gains and losses are recorded in *Other income* in the Consolidated Statement of Income. For deposits whose return is based on portfolio management, realized and unrealized gains and losses are recognized in *Net interest income* in the Consolidated Statement of Income.

Trading derivative financial instruments
Derivative financial instruments are recognized at fair value, and realized and unrealized gains and losses are recorded in *Other income* in the Consolidated Statement of Income.

Hedging derivative financial instruments
The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks.

Note 1 Summary of Significant Accounting Policies (cont.)

Hedge accounting

Policy

The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods.

Documentation

At the inception of the hedging relationship, the Bank designates and formally documents all hedging relationships, detailing the risk management objective and strategy for establishing the relationship. The documentation identifies the specific asset, liability or cash flows being hedged, the related hedging item, the nature of the specific risk exposure or exposures being hedged, the intended term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship. Both at the inception of the hedging relationship and throughout its term, the Bank ensures that the hedging relationship is effective and consistent with its originally documented risk management objective and strategy. When hedge accounting is appropriate, the hedging relationship is designated either as a fair value hedge, a cash flow hedge or a foreign exchange hedge of a net investment in a self-sustaining foreign operation.

Fair value hedge

In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the effective portion of the gains or losses attributable to the hedged risk, which are recognized in the Consolidated Statement of Income, as is the change in the fair value of the hedging item. The resulting ineffective portion is included in *Other income* in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively if the hedging relationship no longer qualifies as an effective hedge or if the hedging item is settled. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are amortized using the effective interest method and recognized in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are immediately recorded in the Consolidated Statement of Income.

Cash flow hedge

In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of changes in fair value of the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

The amounts recorded in *Accumulated other comprehensive income* are reclassified to the Consolidated Statement of Income in the period or periods during which the cash flows of the hedged item are recognized.

When the derivative financial instrument no longer satisfies the conditions of effective hedging, hedge accounting is discontinued prospectively. The amounts previously recorded in *Accumulated other comprehensive income* will be reclassified to the Consolidated Statement of Income in the period or periods during which the cash flows of the hedged item are recognized.

Hedge of a net investment in a self-sustaining foreign operation

Derivative and non derivative financial instruments are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the Consolidated Balance Sheet when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Guarantees

CICA Accounting Guideline No. 14 entitled *Disclosure of Guarantees* (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the guarantor, or provision of services) to the beneficiary due to (a) changes in an interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement, or (c) failure of a third party to pay its indebtedness when due.

Liabilities are recorded for the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Insurance revenues and expenses

Premiums less claims and changes in actuarial liabilities are recognized in *Other income* in the Consolidated Statement of Income.

Note 1 Summary of Significant Accounting Policies (cont.)

Assets under administration and assets under management
The Bank administers and manages assets that are owned by clients but which are not reflected in the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in *Other income* in the Consolidated Statement of Income as the services are provided.

Employee future benefits
The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension obligations and the post-retirement benefit obligation is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value, while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a two-year period.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization over the average remaining service lives of employees; actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in *Other assets* in the Consolidated Balance Sheet, while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in *Other liabilities*.

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans
The Bank has several stock-based compensation plans: the Stock Option Plan, the Stock Appreciation Rights (SAR) Plan, the Deferred Stock Unit (DSU) Plan, the Restricted Stock Unit (RSU) Plan, the Deferred Compensation Plan of National Bank Financial and the Employee Share Ownership Plan.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model. This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in *Salaries and staff benefits* and *Contributed surplus*. When the options are exercised, the *Contributed surplus* amount is credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet. The proceeds received from the employees when these options are exercised are also credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet.

SARs are recorded at intrinsic value by measuring, on an ongoing basis and until the SARs are exercised, the excess of the price of the Bank's common stock over the exercise price of the option. The obligation, which results from the variation in the stock's market price, is recognized in income gradually over the vesting period, i.e., four years, and the corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. When a SAR is exercised, the Bank makes a cash payment equal to the increase in the stock price since the date of the award.

The obligation that results from the award of a DSU and RSU is generally recognized in income gradually over the vesting period, and the corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. The change in the obligation attributable to variations in the stock price and dividends paid on common shares for these plans is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. On the redemption date, the Bank makes a cash payment equal to the value of the common shares on that date.

The Bank uses derivative financial instruments to hedge the risks associated with some of these plans. The compensation expense for these plans, net of related hedges, is recognized in the Consolidated Statement of Income.

The Bank's contributions to the Employee Share Ownership Plan are expensed as incurred.

Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in fiscal 2008.

(millions of dollars)

NOTE 2

CHANGES IN ACCOUNTING POLICIES

2A. RECENT ACCOUNTING STANDARDS ADOPTED

Capital disclosures and Financial instruments – disclosures and presentation
On November 1, 2007, the Bank adopted the requirements of three new sections of the CICA Handbook: Section 1535, *Capital Disclosures*, Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*.

Section 1535 establishes disclosure requirements concerning:

- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity manages as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure and presentation requirements applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861, *Financial Instruments – Disclosure and Presentation*, and carry forward unchanged its presentation requirements.

Section 3862 requires disclosures that enable users of financial statements to evaluate:

- the significance of financial instruments for an entity's financial position and performance; and
- the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Reclassification of financial assets
On October 24, 2008, the Canadian Accounting Standards Board issued changes to Section 3855, *Financial Instruments – Recognition and Measurement*, and Section 3862, *Financial Instruments – Disclosures*.

These changes specify that an entity may reclassify a financial asset, other than a derivative financial instrument or a financial asset which upon initial recognition was designated as held for trading, out of the held-for-trading category, only in rare circumstances, provided this financial asset is no longer held for the purpose of selling it in the near term. The financial asset must be reclassified at its fair value on the date of reclassification, and this fair value becomes its new cost or amortized cost, as applicable. Any gain or loss already recognized in the Consolidated Statement of Income cannot be reversed.

Moreover, according to these changes, a financial asset classified as available for sale that would have met the definition of loans and receivables may be reclassified out of the available-for-sale financial asset category to the loans and receivables category if the entity has the intention and ability to hold the financial asset for the foreseeable future or until maturity.

The changes to Section 3862 describe the disclosure requirements when an entity reclassifies a financial asset out of the held-for-trading financial instrument category or the available-for-sale financial asset category. The entity must disclose, among other things, the following information:

- the amount reclassified into and out of each category;
- the carrying amounts and fair values of all financial assets that have been reclassified in the current and previous reporting periods; and
- the rare situation and the facts and circumstances indicating that the situation was rare.

These changes apply to the Bank to reclassifications made on or after August 1, 2008. On that date, the Bank reclassified asset-backed commercial paper (ABCP) with a fair value of $119 million from *Held for trading securities* to *Available for sale securities* in the Consolidated Balance Sheet. For more details, see Note 9.

Note 2 Changes in Accounting Policies (cont.)

Accounting changes
On November 1, 2007, the Bank adopted the requirements of the new version of CICA Handbook Section 1506, *Accounting Changes*.

This standard specifies that an entity must change an accounting policy only if the change is required by GAAP or results in the financial statements providing more relevant information. An entity must account for a change in accounting policy resulting from the application of GAAP in accordance with the specific transitional provisions of the standard, if any. If the standard does not include specific transitional provisions applying to that change or the entity decides to change an accounting policy voluntarily, the change must be applied retrospectively and prior periods adjusted, unless it is impossible to determine the period-specific effects or the cumulative effect of the change.

The standard requires the disclosure of changes in accounting estimates during the current period and, unless it is impossible to estimate, for future periods. According to this standard, the entity must disclose that an error has occurred and the period in which it occurred. In this case, the financial statements are restated.

Furthermore, the standard requires that, when a new standard has been issued but is not yet effective, this fact be disclosed along with the expected impact of initial application on the financial statements.

The application of this standard did not have an impact on the Bank's consolidated financial statements.

2B. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Goodwill and intangible assets
In January 2008, CICA Handbook Section 3064, *Goodwill and Intangible Assets*, was published. This new accounting standard reinforces the approach under which assets are recorded only if they meet the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the current practice of recognizing as assets items that do not meet the definition of an asset and the recognition criteria for an asset. On November 1, 2008, the Bank will apply this standard retrospectively with restatement of prior periods. The initial application of this standard will have no impact on the Bank's consolidated financial statements.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises will be required to report under IFRS in 2011. IFRS will replace Canadian GAAP. On November 1, 2011, these standards will apply to the Bank. The Bank has started an IFRS conversion project and is evaluating the impact of the initial application of these standards on the consolidated financial statements.

(millions of dollars)

NOTE 3

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below.

As at October 31, 2008

	Financial instruments required to be classified as held for trading	Financial instruments designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	254	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	3,406	–	–	–
Securities							
Available for sale	–	–	12,322	–	–	–	–
Held for trading	32,178	1,685	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,868	–	–	–
Loans	–	–	–	51,741	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,274	–	–	–
Fair value of derivative financial instruments	9,241	–	–	–	–	305	268
Due from clients, dealers and brokers	–	–	–	2,273	–	–	–
Other assets	–	–	–	431	–	–	–
Total financial assets	41,673	1,685	12,322	69,993	–	305	268
Financial liabilities							
Deposits							
Personal	–	–	–	–	33,098	–	–
Business and government	–	567	–	–	36,305	–	–
Deposit-taking institutions	–	–	–	–	5,827	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other liabilities							
Acceptances	–	–	–	–	4,274	–	–
Obligations related to securities sold short	15,829	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	7,151	–	–
Fair value of derivative financial instruments	8,502	–	–	–	–	35	51
Due to clients, dealers and brokers	–	–	–	–	2,389	–	–
Other liabilities	–	–	–	–	4,094	–	–
Subordinated debentures	–	–	–	–	2,255	–	–
Total financial liabilities	24,331	567	–	–	95,618	35	51

(millions of dollars)

Note 3 Carrying Values of Financial Assets and Financial Liabilities by Category (cont.)

As at October 31, 2007

	Financial instruments required to be classified as held for trading	Financial instruments designated as held for trading	Available for sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	283	–	–	–	–	–	–
Deposits with financial institutions	–	–	836	2,209	–	–	–
Securities							
Available for sale	–	–	8,442	–	–	–	–
Held for trading	30,828	–	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	5,966	–	–	–
Loans	–	–	–	47,960	–	–	–
Other							
Customers' liability under acceptances	–	–	–	4,085	–	–	–
Fair value of derivative financial instruments	4,702	–	–	–	–	2	179
Due from clients, dealers and brokers	–	–	–	4,313	–	–	–
Other assets	–	–	–	419	–	–	–
Total financial assets	35,813	–	9,278	64,952	–	2	179
Financial liabilities							
Deposits							
Personal	–	–	–	–	30,215	–	–
Business and government	–	297	–	–	33,500	–	–
Deposit-taking institutions	–	–	–	–	6,561	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other liabilities							
Acceptances	–	–	–	–	4,085	–	–
Obligations related to securities sold short	16,223	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	2,070	–	–
Fair value of derivative financial instruments	3,314	–	–	–	–	85	216
Due to clients, dealers and brokers	–	–	–	–	4,341	–	–
Other liabilities	–	–	–	–	3,200	–	–
Subordinated debentures	–	–	–	–	1,605	–	–
Total financial liabilities	19,537	297	–	–	85,802	85	216

NOTE 4

FAIR VALUE OF FINANCIAL INSTRUMENTS

Establishing fair value

When a financial instrument is initially recognized, its fair value is the amount of consideration for which the financial instrument would be exchanged in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, i.e., the fair value of the consideration received or given. In certain circumstances, the initial fair value may be based on other observable current market transactions in the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only data from observable markets. When the Bank uses a valuation technique based on observable market data to measure the initial fair value, the difference between the transaction price and the initial estimated fair value is recognized in the Consolidated Statement of Income.

When the financial instruments are subsequently remeasured, quoted market prices in an active market are the best evidence of fair value and, when they exist, the Bank uses them to measure the financial instruments. A financial instrument is considered to be quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency and those prices reflect actual and regularly occurring market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and, that of a financial liability traded in an active market, the asking price. If the market for a financial instrument is not active, the Bank establishes fair value using a valuation technique that makes use of observable market data. Such valuation techniques include using available information concerning recent market transactions, reference to the current fair value of another comparable financial instrument, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based primarily on factors observable in external markets, such as interest rate yield curves and foreign exchange rates, as well as price and rate volatility.

The Bank has a policy governing the process for determining fair value. This policy is documented and periodically reviewed by the Risk Management team. All valuation models are validated, and controls have been implemented to ensure they are applied.

Due to the judgment used in applying a large number of valuation techniques and acceptable estimates to calculate fair value, fair values are not necessarily comparable among financial institutions. The estimated fair value reflects market conditions on a given date and, consequently, may not be indicative of future fair value.

(millions of dollars)

Note 4 Fair Value of Financial Instruments (cont.)

The following table presents the carrying values and estimated fair values of financial assets and liabilities, except for derivative financial instruments, whose fair values are presented in Note 29.

As at October 31		2008		2007
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Cash	**254**	**254**	283	283
Deposits with financial institutions	**3,406**	**3,406**	3,045	3,045
Securities				
Available for sale	**12,322**	**12,322**	8,442	8,442
Held for trading	**33,863**	**33,863**	30,828	30,828
Securities purchased under reverse repurchase agreements	**7,868**	**7,868**	5,966	5,966
Loans	**51,741**	**51,684**	47,960	47,861
Other				
Customers' liability under acceptances	**4,274**	**4,274**	4,085	4,085
Due from clients, dealers and brokers	**2,273**	**2,273**	4,313	4,313
Other assets	**431**	**431**	419	419
Total financial assets	**116,432**	**116,375**	105,341	105,242
Financial liabilities				
Deposits	**76,022**	**75,665**	70,798	70,647
Other				
Acceptances	**4,274**	**4,274**	4,085	4,085
Obligations related to securities sold short	**15,829**	**15,829**	16,223	16,223
Securities sold under repurchase agreements	**7,151**	**7,151**	2,070	2,070
Due to clients, dealers and brokers	**2,389**	**2,389**	4,341	4,341
Other liabilities	**4,094**	**4,094**	3,200	3,200
Subordinated debentures	**2,255**	**2,046**	1,605	1,546
Total financial liabilities	**112,014**	**111,448**	102,322	102,112

Valuation methods and assumptions

Financial instruments whose fair value is equal to their carrying value

The carrying value of certain financial assets and financial liabilities corresponds to a reasonable approximation of fair value. The Bank considers that the carrying value of cash, deposits with financial institutions, securities purchased under reverse repurchase agreements, securities sold under repurchase agreements, liabilities under acceptances and acceptances, amounts due from and to clients, dealers and brokers, as well as certain other assets and liabilities, corresponds to the fair value.

Held for trading securities and obligations related to securities sold short

These financial instruments are presented at fair value on the Consolidated Balance Sheet. Their fair values are based on quoted market prices in an active market or, where quoted market prices in an active market are not readily available, quoted market prices of securities that are substantially the same. If such prices are not available, fair value is determined using a valuation technique that incorporates assumptions based on observable market data, including current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves and currency rates.

Available for sale financial assets

These financial assets are presented on the Consolidated Balance Sheet at fair value, except for investments in equity instruments that do not have a quoted market price in an active market, which are presented at cost. For more details, see Note 8. For securities presented at fair value, quoted market prices in an active market are used. Where quoted market prices in an active market are not readily available, fair value is estimated using market prices of securities that are substantially the same. If such prices are not available, fair value is determined using valuation techniques that incorporate assumptions based on observable market data, including current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves and currency rates.

Note 4 Fair Value of Financial Instruments (cont.)

The fair value of retained interests is determined by discounting expected future cash flows. The key assumptions used to measure the fair value of retained interests are the weighted average term, prepayment rates, the anticipated excess spread, net of expected credit losses, and the discount rate.

The methods used to determine the fair value of asset-backed commercial paper classified as available for sale are described in Note 9.

Loans
The fair value of loans is determined by discounting expected future contractual cash flows, adjusted for prepayment options using market interest rates currently charged for similar new loans as at the balance sheet date.

Deposits
The fair value of deposits is determined by discounting expected future contractual cash flows using market interest rates currently offered for deposits with similar terms on the balance sheet date. The estimate of future cash flows takes into account early redemption options on deposits, if any.

Subordinated debentures
The fair value of subordinated debentures is based on quoted market prices in an active market. If such prices are not available, fair value is determined by discounting future contractual cash flows using market interest rates currently offered for similar financial instruments with the same term to maturity.

NOTE 5

MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Bank views risk as an integral part of its development and the diversification of its activities and advocates a risk management approach consistent with its business expansion strategy. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Bank, this means striking a healthy balance between return and risk.

In the normal course of business, the Bank is primarily exposed to the risks described below:

Credit risk	Risk of a financial loss if an obligor does not fully honour its contractual commitments to the Bank. Obligors may be borrowers, issuers, counterparties or guarantors.
Market risk	Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.
Liquidity risk	Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.
Operational risk	Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.
Reputational risk	Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

RISK MANAGEMENT FRAMEWORK
To achieve its risk management objectives, the Bank has a risk management framework that comprises the following elements:

Risk management culture
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Governance structure
The governance structure at the Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee (ARMC) of the Board of Directors
The ARMC approves risk management policies and sets risk tolerance limits. In addition to ensuring that the appropriate resources and processes are in place to properly and effectively manage risk on an ongoing basis, it examines and approves all significant aspects of risk assessment systems.

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

The Global Risk Committee
The Global Risk Committee, which reports to the ARMC, defines across the Bank and its subsidiaries, the parameters of the policies that determine risk tolerance and the overall risk strategy, and sets limits as well as tolerance and intervention thresholds enabling the Bank to properly manage the main risks to which it is exposed. Specifically, the Committee approves and monitors all large credit facilities.

The Bank's Management
The Bank's Management promotes the risk management culture Bank-wide and manages the primary risks to which the Bank is exposed.

The Risk Management Group
This group proposes risk management policies and implements tools and models for identifying, measuring and monitoring risks. In addition to instituting and applying various independent risk review and approval procedures, this group sets risk limits that reflect the risk tolerance established by the Board of Directors and informs Management and the Board of Directors of significant risks.

The Business Units
The business units manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and implementing risk mitigation mechanisms.

Risk management policies
Risk management policies, along with the related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Other policies, standards and procedures complement the risk management policies and cover more specific aspects of management (e.g., the continuity of certain activities).

Independent oversight by the Corporate Compliance Department
The Bank's Corporate Compliance Department, whose Vice-President reports directly to the ARMC, helps to provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by the Internal Audit Department
The Internal Audit Department, whose Senior Vice-President also reports directly to the ARMC, provides an independent, objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal controls and operations at the Bank and its subsidiaries.

CREDIT RISK MANAGEMENT
Credit risk represents the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through commitments to extend credit, letters of guarantee, letters of credit, over-the-counter derivatives trading, available for sale debt securities, securities purchased under reverse repurchase agreements, deposits with financial institutions and transactions carrying a settlement risk for the Bank such as fund transfers to third parties via electronic payment systems.

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole. The framework is supplemented by a series of subordinate internal or sectoral policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues such as credit limits or collateral requirements.

Credit risk assessment of loans
Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios
This category comprises credit portfolios composed of residential mortgage loans, consumer loans and loans to some small businesses. The credit risk of these portfolios is measured using credit scoring models. These models use proven statistical methods that measure applicants' characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consequently, consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles.

Commercial and government credit portfolios
This category comprises commercial (other than some small businesses classified in consumer credit portfolios), government and financial institution credit portfolios.

These credit portfolios are assigned a risk rating based on a detailed individual analysis of the financial and non-financial aspects of the borrower, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. The Bank has risk-rating tools and models enabling it to specifically assess the risk represented by a borrower in relation to its industry and peers.

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

The Bank also uses individual assessment models to assign a risk rating to the credit facility based on the collateral and guarantees the obligor is able to provide and, in some cases, other factors.

The Bank consequently has a bi-dimensional risk rating system that, using internal and external historical data, establishes a default risk rating for each borrower, and models that assign a risk rating to the credit facility that is independent of the risk rating assigned to the borrower.

Credit granting process
Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, decisions are also influenced by factors such as available collateral, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization approves credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Global Risk Committee approves and monitors all substantial credit facilities. Credit applications that exceed management's latitudes are submitted to the Board of Directors for approval. The credit granting process demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Risk mitigation
The Bank also controls credit risk with various risk mitigation techniques. The most common method used to mitigate credit risk is to obtain quality collateral from counterparties in guarantee of the Bank's commitments. In the Bank's opinion, obtaining collateral cannot replace a rigorous assessment of a counterparty's ability and willingness to meet its obligations, but, beyond a certain risk threshold, it is an essential complement. Collateral is not required in all credit commitments; it depends upon the level of risk presented by the borrower and the type of credit granted. However, if the level of risk to the Bank is considered high, the counterparty will likely be asked to pledge collateral. The legal validity of any collateral obtained and the Bank's ability to correctly measure the collateral's value on a regular basis are critical for this mechanism to play its proper role in risk mitigation. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credits they grant to their counterparties. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories: accounts receivable, inventory, machinery and equipment, rolling stock, real estate mortgages on residential, commercial and office buildings and on industrial facilities, as well as cash and marketable securities.

Obligations related to the trading of contracts on derivative financial instruments are frequently subject to credit risk mitigation measures. The first of these, and the most widely used, is the signing of *International Swaps & Derivatives Association, Inc.* (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The amount of the final settlement is therefore the net balance of gains and losses on each transaction, which increases the likelihood of recovery when a counterparty defaults. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Under certain conditions, foreign exchange contracts are exempt from this rule, but the Bank prefers signing ISDA agreements as often as possible.

Another mechanism for reducing credit risk complements the ISDA Master Agreement in many cases and provides the Bank or its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements are known as *Credit Support Annex* (CSAs).

Portfolio diversification and management
The Bank is exposed to credit risk not only under its commitments to a particular borrower, but also through the sectoral distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing diversification of its commitments. The management criteria set out in its internal policies and procedures include measures designed to maintain a healthy degree of diversification of credit risk in its portfolios. These instructions are mainly reflected in the application of various limits on the scope of its commitments: credit approval limits by level; limits on counterparty credit concentration; and credit concentration limits by industry, country, region and type of financial instrument. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board of Directors.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group, and are approved by the Global Risk Committee. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as defaulted payments.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

Other risk mitigation methods

- *Credit derivative financial instruments*
  To some extent the Bank also reduces credit risk by using the protection provided by derivative financial instruments such as credit default swaps. When the Bank acquires credit protection, it pays interest on the swap to the counterparty in exchange for the counterparty's commitment to pay if a credit event occurs. Since, like borrowers, providers of credit protection must receive a default risk rating, the Bank's internal policies set out all the criteria under which a counterparty may be judged eligible to mitigate the Bank's credit risk.

- *Loan syndication*
  For loan syndication, the Bank has developed specific instructions on the appropriate objectives, responsibilities and documentation requirements.

- *Securitization*
  Securitization represents a means for transferring to a third party a portion of the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in Note 11.

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Rigorous care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Detailed information regarding impaired loans and allowances for credit losses is presented in Note 1.

Maximum credit risk exposure

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at October 31, 2008	Maximum exposure to credit risk under Basel asset categories					
	Drawn[1]	Undrawn commitments[2]	Repo-style transactions[3]	OTC derivatives	Other off-balance sheet items[4]	Total
Retail residential mortgages	20,133	5,062	–	–	–	25,195
Other retail	10,105	5,584	–	–	–	15,689
Corporate	23,057	12,226	26	78	1,883	37,270
Sovereign	9,719	1,026	3,903	36	114	14,798
Bank	7,911	1,984	11,090	277	41	21,303
Trading book	–	–	–	5,445	–	5,445
Securitization	24	–	–	–	91	115
Total – Credit risk	**70,949**	**25,882**	**15,019**	**5,836**	**2,129**	**119,815**

(1) The amounts drawn represent deposits with financial institutions, available for sale securities except equity securities, gross loans, customers' liability under acceptances and other assets.

(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit, except for banking activities.

(3) Represent securities purchased under reverse repurchase agreements and sold under repurchase agreements.

(4) Letters of guarantee and credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

GROSS LOANS BY TYPE OF BORROWER

As at October 31, 2008	Gross loans
Personal[1]	15,289
Residential mortgage	15,772
Non-residential mortgage	1,350
Agriculture, fishing and trapping	1,952
Financial institutions	3,428
Manufacturing	2,219
Construction and real estate	1,264
Transportation and communication	890
Mines, quarries and energy	1,456
Forestry	115
Government	1,171
Wholesale	570
Retail	1,362
Services	3,019
Other	2,353
	52,210
Securities purchased under reverse repurchase agreements (financial institutions)	7,868

(1) Including consumer loans, credit card receivables and other personal loans

CREDIT QUALITY OF LOANS

As at October 31, 2008	Residential mortgage	Personal and credit card	Business and government[2]	Total
Neither past due[1] nor impaired	15,641	15,222	20,813	51,676
Past due but not impaired	100	30	97	227
Impaired	31	37	239	307
	15,772	15,289	21,149	52,210
Less: Specific allowances	3	14	121	138
Sub-total	15,769	15,275	21,028	52,072
Less: General allowance[3]				331
Total				51,741

(1) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(2) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio except for an amount for ABCP secured loans.

LOANS PAST DUE BUT NOT IMPAIRED

As at October 31, 2008	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired			
1 month late	39	12	33
2 months late	14	7	25
3 months late and more[1]	47	11	39
Total	100	30	97

(1) Includes insured and fully secured loans for which, in the opinion of Management, there is reasonable assurance as to the ultimate collection of principal or interest. Credit card receivables are included in this category because they are written off only when payments are more than 180 days in arrears.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

IMPAIRED LOANS

As at October 31, 2008	Gross	Specific allowances	Net
Loans			
Residential mortgage	31	3	28
Personal and credit card	37	14	23
Business and government	239	121	118
Total	307	138	169

As at October 31, 2007	Gross	Specific allowances	Net
Loans			
Residential mortgage	20	1	19
Personal and credit card	36	12	24
Business and government	193	107	86
Total	249	120	129

ALLOWANCE FOR CREDIT LOSSES

Year ended October 31, 2008	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	1	12	107	120
Provision for credit losses	(2)	74	49[1]	121
Write-offs	(1)	(48)	(70)	(119)
Write-offs on credit cards	–	(75)	-	(75)
Recoveries	5	51	35	91
Specific allowances at end	3	14	121	138
General allowance at beginning				308
Provision for credit losses[2]				23
General allowance[3] at end				331
Allowances at end				469

Year ended October 31, 2007	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	2	16	100	118
Provision for credit losses	(3)	62	44	103
Write-offs	(1)	(49)	(38)	(88)
Write-offs on credit cards	–	(66)	-	(66)
Recoveries	3	49	1	53
Specific allowances at end	1	12	107	120
General allowance[4]				308
Allowances at end				428

(1) Includes a specific allowance of $4 million related to an ABCP secured loan
(2) Provision related to ABCP secured loans
(3) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio except for an amount for ABCP secured loans.
(4) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

MARKET RISK MANAGEMENT

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivative financial instruments) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits by product, portfolio and business unit and by type of activity, i.e., trading, investing and asset/liability management. Moreover, investment activities, i.e., available for sale securities, are governed by an investment guideline in addition to the Market Risk Management Policy. In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also simulates the impact of abnormal situations, i.e., rare extreme events (a stock market crash, for example), on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk.

This battery of stress tests and sensitivity analyses simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses, which are jointly established by the Risk Management Group and the management of the business units, are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities

The following table illustrates the VaR distribution of trading portfolios by risk category and the risk diversification effect.

GLOBAL VaR BY RISK CATEGORY[1]

Year ended October 31				2008	2007
	Low	High	Average	Period end	Period end
Interest rate	(3.3)	(17.7)	(9.5)	(9.8)	(3.4)
Foreign exchange	(0.8)	(6.3)	(2.4)	(1.3)	(1.7)
Equity	(3.5)	(7.7)	(4.8)	(3.8)	(7.0)
Commodity	(0.7)	(4.5)	(1.7)	(1.1)	(1.8)
Correlation effect[2]	n.s.	n.s.	8.2	5.7	8.5
Global VaR	(5.3)	(17.1)	(10.2)	(10.3)	(5.4)

n.s. - Computation of a correlation effect for the high and low is not significant as highs and lows may occur on different days and may be attributable to different types of risk.

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.

(2) The correlation effect is the result of the diversification of types of risk.

Available for sale securities portfolios

The Bank has created available for sale securities portfolios in liquid or non-liquid securities for strategic, long-term investment and liquidity purposes. These investments carry not only market risk, but also credit risk, liquidity risk, concentration risk and reputational risk as well as risk of non-compliance with laws and regulations in effect.

The Investment Guidelines set out the guiding principles and general management standards to be followed by all those who manage portfolios of available for sale securities included in the portfolios of the Bank and its subsidiaries. Under these guidelines, business units that are active in managing this type of portfolio are required to have internal investment policies that set, among other things, targets and limits for the allocation of assets in the portfolios concerned and internal approval mechanisms. In accordance with the policies, investments in equity securities included in portfolios of available for sale securities that meet certain materiality criteria are approved by a higher line level than the one in the business unit concerned. The primary objective is to reduce concentration risk by industry, issuer, geographic location, type of financial instrument and credit quality. Lastly, a limit is set on the amount of non-liquid securities in the available for sale securities portfolios in proportion to the Bank's equity.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

Structural interest rate risk

As part of its non-trading activities, such as granting mortgage loans and accepting term deposits, the Bank is exposed to structural interest rate risk. Interest rate movements cause changes in interest income and interest expense and, although these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on annual net interest income and the economic value (present value of estimated cash flows) of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Regular simulations are performed to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of structural interest rate risk.

Interest rate risk is managed under a specific policy, the revision and application of which are overseen by various management committees, among others. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: annual net interest income, economic value and the duration of shareholders' equity.

The following table provides the potential before-tax impact of an immediate and sustained 100-basis-point and 200-basis-point increase or decrease in interest rates on net interest income and on the economic value of shareholders' equity of the Bank's non-trading portfolios, assuming that no further hedging is undertaken.

INTEREST RATE SENSITIVITY – NON-TRADING ACTIVITIES (BEFORE TAX)

As at October 31	**2008**	2007
100-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**-**	(16)
Impact on shareholders' equity	**(74)**	(89)
200-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**(5)**	(33)
Impact on shareholders' equity	**(149)**	(175)
100-basis-point decrease in the interest rate		
Impact on net interest income (for the next 12 months)	**(15)**	2
Impact on shareholders' equity	**38**	65
200-basis-point decrease in the interest rate		
Impact on net interest income (for the next 12 months)	**(45)**	(10)
Impact on shareholders' equity	**(11)**	36

Hedge of structural foreign exchange risk and interest rate risk

Hedge of a net investment in a self-sustaining foreign operation

The Bank's structural foreign exchange risk arises from investments in self-sustaining foreign operations denominated in currencies other than the Canadian dollar. This risk is measured by assessing the impact of currency fluctuations. The Bank uses derivative and non-derivative financial instruments to hedge structural foreign exchange risk. In a hedge of a net investment in a self-sustaining foreign operation, the financial instruments used will offset foreign exchange gains and losses on the investments. When non-derivative financial instruments are designated as foreign exchange risk hedges, only the changes in value attributable to foreign exchange risk are taken into account in assessing and calculating the effectiveness of the hedge.

For the fiscal year ended October 31, 2008, unrealized foreign exchange gains of $528 million (unrealized foreign exchange losses of $321 million for the fiscal year ended October 31, 2007) were recorded in *Other comprehensive income* related to the Bank's net investment in self-sustaining foreign operations. These gains and losses were respectively offset by losses of $559 million (gains of $302 million for the fiscal year ended October 31, 2007) related to financial instruments designated as foreign exchange risk hedges. Non-derivative financial instruments designated as hedges represent foreign currency-denominated liabilities and totalled $2.1 billion as at October 31, 2008 ($1.8 billion as at October 31, 2007).

As at October 31, 2008, a 1% appreciation of the value of the Canadian dollar would have reduced shareholders' equity by $4.3 million.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

Fair value hedge

Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of a financial asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative financial instruments used as hedging items will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, fixed rate deposit and subordinated debenture portfolios.

For the fiscal year ended October 31, 2008, an unrealized gain representing the ineffective portion was recorded in *Other income* in the Consolidated Statement of Income in the amount of $1 million ($1 million for the fiscal year ended October 31, 2007). All the components of the change in fair value of the derivative financial instruments designated as hedges were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge

Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating-rate financial asset or liability. In a cash flow hedge, the derivative financial instruments used as hedging items will mitigate the variability in future cash flows related to the hedged item. The Bank uses this strategy primarily for its loan portfolios, personal lines of credit and variable-rate deposits.

For the fiscal year ended October 31, 2008, an unrealized gain of $300 million (unrealized loss of $80 million for the fiscal year ended October 31, 2007) was recorded in *Other comprehensive income* for the effective portion of changes in fair value of derivative financial instruments designated as cash flow hedges. The amounts recognized are reclassified to *Net interest income* in the periods during which the cash flows of the hedged items are recognized. Consequently, a net gain of $9 million was reclassified to *Net income* in the fiscal year ended October 31, 2008 (net loss of $15 million for the fiscal year ended October 31, 2007). An estimated net gain of $96 million deferred in *Accumulated other comprehensive income* as at October 31, 2008 is expected to be reclassified to *Net income* during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is 12 years.

For the fiscal year ended October 31, 2008, an unrealized gain representing the ineffective portion was recognized in *Other income* in the Consolidated Statement of Income in the amount of $1 million (an unrealized loss of $2 million for the fiscal year ended October 31, 2007). All the components of the change in fair value of the derivative financial instruments designated as hedges were taken into account in assessing and calculating the effectiveness of the cash flow hedge.

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises when sources of funds become insufficient to meet scheduled payments under the Bank's commitments. Liquidity risk stems from mismatched cash flows related to assets and liabilities as well as the characteristics of certain products, such as credit commitments and non-fixed term deposits.

The Bank's primary objective as a financial institution is to manage liquidity so as to ensure timely access to the market in order to support the Bank's business strategy and enable it to honour its commitments when they come due, even in extreme conditions. This is done primarily by implementing a policy framework, approved by the Board of Directors, which establishes the monitoring structures controlled by the various committees, risk controls, procedures for delegating decision-making to higher levels, delegation of responsibilities and segregation of duties.

Liquidity management

The Bank manages liquidity risk on a consolidated basis by placing limits on the various indicators of liquidity risk. Short-term day-to-day funding decisions are based on a daily cumulative net cash position, which is controlled by means of limits set on liquidity ratios. Moreover, the Bank's collateral pledging activities related to derivative financial instrument transactions (exchange-traded and over-the-counter contracts) are tracked on a daily basis in relation to the global limit set by the Bank and are tested once a week using a series of extreme simulations. The Bank also regularly tracks unencumbered securities outstanding in proportion to its total assets and in proportion to unsecured liabilities due in less than one year.

The Bank's survival period, an indicator designed to measure the number of days it would take to utilize the liquid assets if the Bank were to lose deposits prematurely or if funds borrowed directly from the money market were not renewed at maturity, is measured monthly using various simulations of extreme conditions based, for each simulation, on specific scenarios. Another indicator known as "net cash capital", also calculated monthly, measures the portion of short-term loans being used to finance the Bank's illiquid assets. Moreover, the Bank closely monitors its financial leverage to ensure that its assets-to-capital multiple respects the level prescribed by the Office of the Superintendent of Financial Institutions. Lastly, a liquidity contingency plan is outlined in the Liquidity Management and Funding Policy.

Funding

Core deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy. The Bank seeks to diversify its funding sources by geographic location, currency, instrument, term and depositor or counterparty on guaranteed and non-guaranteed lending markets. Institutional funding activities are subject to liquidity ratio limits. In addition, the Bank is actively involved in securitization programs (e.g., residential mortgages and credit card receivables) that give it access to long-term funding. The Bank also uses the securitization program for credit card receivables to improve regulatory capital ratios as doing so reduces risk-weighted assets.

(millions of dollars)

Note 5 Management of the Risks Associated with Financial Instruments (cont.)

The following table presents financial liabilities and loan commitments by contractual maturity, except for the fair value of derivative financial instruments held for trading and commitments related to securities sold short.

As at October 31, 2008	Payable on demand	Payable after notice	Payable on a fixed date				
			Less than one year	1 to 2 years	2 to 5 years	More than 5 years	Total
Personal	2,746	14,605	7,378	3,763	4,553	53	33,098
Other	7,253	7,151	24,374	1,552	1,730	864	42,924
Total deposits	9,999	21,756	31,752	5,315	6,283	917	76,022

	Less than one year	1 to 2 years	2 to 5 years	More than 5 years	Total
Securities sold under repurchase agreements	7,151	–	–	–	7,151
Designated derivative financial instruments					
Fair value hedges	19	14	10	8	51
Cash flow hedges	–	24	–	11	35
Total designated derivative financial instruments	19	38	10	19	86
Subordinated debentures	405	–	500	1,350	2,255
Loan commitments	26,037	–	–	–	26,037

NOTE 6

CAPITAL DISCLOSURE

Capital Management Objectives, Policies and Procedures

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy the minimum requirements for a well-capitalized financial institution, as defined by the Superintendent and the production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the ARMC, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has a sufficient level of capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Capital Management

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. Risk-weighted assets are calculated in accordance with the rules established by the Superintendent for balance sheet and off-balance sheet risks. Credit, market and operational risk are considered in calculating risk assets for regulatory purposes. The definition adopted by the Bank for International Settlements (BIS) distinguishes between three types of capital: Tier 1 capital which consists of common shareholders' equity and non-cumulative preferred shareholders' equity, the eligible amount of innovative instruments and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital which consists of preferred shares not eligible for Tier 1 capital, the eligible portion of subordinated debentures, the eligible general allowance for credit risk as well as the eligible amount of innovative instruments that could not be included in Tier 1 capital. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which is also covered by Tier 1 capital. Total regulatory capital is the sum of all capital net of investments in companies subject to significant influence and first-loss protection with respect to asset securitization.

On November 1, 2007, the Bank adopted the requirements of the new Basel II capital standards framework. These new rules, established in 2004 by the BIS in Basel, Switzerland, and adopted by many countries around the world, including Canada, amend the capital adequacy rules introduced in 1988.

Since November 1, 2007, the Bank has been using the standardized approach for credit risk. This approach is almost identical to the one used as at October 31, 2007. Beginning in fiscal 2010, the Bank will adopt the Advanced Internal Ratings-Based Approach, which provides for enhanced sensitivity of capital to the credit risk of borrowers and counterparties with which it does business. The Bank has been using the standardized approach for operational risk since November 1, 2007. This approach imposes a capital charge to cover operational risk.

(millions of dollars)

Note 6 Capital Disclosure (cont.)

The Superintendent considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank maintained ratios that satisfied these requirements in both 2008 and 2007.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test in both 2008 and 2007.

REGULATORY CAPITAL

As at October 31	Basel II	Basel I
	2008	2007
Tier 1 Capital		
Common shares	**1,656**	1,575
Contributed surplus	**31**	32
Retained earnings	**3,110**	2,793
Unrealized foreign exchange gains and losses, net of hedging activities and after tax, included in *Accumulated other comprehensive income*	**(71)**	(180)
Accumulated net after-tax unrealized losses on available for sale equity securities included in *Accumulated other comprehensive income*	**(88)**	–
Non-cumulative permanent preferred shares	**774**	400
Innovative instruments[1]	**828**	509
Non-controlling interest[2]	**18**	17
Trading in short positions of own shares	**–**	(1)
Gross Tier 1 Capital	**6,258**	5,145
Goodwill	**(740)**	(703)
Net Tier 1 Capital	**5,518**	4,442
Gains on sales recorded upon securitization	**(38)**	–
Adjusted Net Tier 1 Capital	**5,480**	4,442
Tier 2 Capital		
Subordinated debentures	**2,153**	1,641
Eligible general allowance for credit risk	**331**	308
Accumulated net after-tax unrealized gains on available for sale equity securities included in *Accumulated other comprehensive income*	**–**	80
Excess Tier 1 qualifying innovative instruments[1]	**147**	–
Other deductions	**(432)**	(355)
Adjusted Tier 2 Capital	**2,199**	1,674
Total Capital	**7,679**	6,116

(1) 400,000 NBC CapS II – Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust presented in *Non-controlling interest* and the $225 million deposit from NBC Capital Trust.

(2) Excluding 400,000 NBC CapS II – Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15.

(millions of dollars)

NOTE 7

TOTAL INCOME FROM TRADING ACTIVITIES

Income from trading activities comprises net interest income from trading activities, trading revenues recognized as *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on securities held for trading, income from derivative financial instruments held for trading and the change in fair value of financial instruments designated as held for trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

TOTAL INCOME FROM TRADING ACTIVITIES

Year ended October 31	2008	2007
Net interest income	447	(148)
Other income	(329)	510
Non-controlling interest	198	(46)
Total	316	316

NOTE 8

AVAILABLE FOR SALE FINANCIAL ASSETS

Financial assets classified as available for sale comprise securities and, for the fiscal year ended October 31, 2007, certain negotiable certificates of deposit.

As at October 31						2008	2007
	Term to maturity						
	Less than one year	1 to 5 years	5 to 10 years	More than 10 years	No maturity	Total	Total
Securities issued or guaranteed by:							
Canada	3,878	2,427	703	32	-	7,040	4,056
Provinces	382	960	442	56	-	1,840	744
Municipalities or school boards	-	1	1	-	-	2	1
U.S. Treasury and other U.S. agencies	100	-	-	-	-	100	79
Other debt securities	1,571	284	252	10	326	2,443	2,270
Equity securities	74	55	1	11	756	897	1,292
Total available for sale securities	6,005	3,727	1,399	109	1,082	12,322	8,442
Other available for sale financial assets	-	-	-	-	-	-	836
Total available for sale financial assets	6,005	3,727	1,399	109	1,082	12,322	9,278

(millions of dollars)

Note 8 Available for Sale Financial Assets (cont.)

Gross unrealized gains (losses) on available for sale financial assets are presented in the table below:

As at October 31, 2008

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	7,014	29	(3)	7,040
Provinces	1,857	4	(21)	1,840
Municipalities or school boards	2	–	–	2
U.S. Treasury and other U.S. agencies	100	–	–	100
Other debt securities	2,494	5	(56)	2,443
Equity securities	1,024	3	(130)	897
Total available for sale securities	12,491	41	(210)	12,322
Other available for sale financial assets	–	–	–	–
Total available for sale financial assets	12,491	41	(210)	12,322

As at October 31, 2007

	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	4,071	2	(17)	4,056
Provinces	743	2	(1)	744
Municipalities or school boards	1	–	–	1
U.S. Treasury and other U.S. agencies	79	–	–	79
Other debt securities	2,272	4	(6)	2,270
Equity securities	1,174	168	(50)	1,292
Total available for sale securities	8,340	176	(74)	8,442
Other available for sale financial assets	836	–	–	836
Total available for sale financial assets	9,176	176	(74)	9,278

Reclassification of securities to the available-for-sale financial asset category

On August 1, 2008, the Bank reclassified $119 million of held for trading securities to available for sale financial assets. For more details, see Note 9.

Gross unrealized losses

Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of an impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. For the fiscal years ended October 31, 2008 and 2007, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Impairment charges

During the fiscal year ended October 31, 2008, the Bank recognized other-than-temporary impairments in the amount of $220 million (2007: $544 million) in *Losses on available for sale securities* in the Consolidated Statement of Income.

Available for sale securities presented at cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available for sale but must be presented at cost because they are not traded in an active market. As at October 31, 2008, these available for sale securities presented at cost in the Consolidated Balance Sheet totalled $340 million (2007: $403 million). Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized gain of $15 million including the impact of hedges on these securities as at October 31, 2008 (2007: $28 million). Some available for sale securities presented at cost were sold during the year. When they were sold, their carrying value was $1 million ($5 million in 2007), and the Bank recognized a $5 million gain on their sale ($54 million in 2007).

(millions of dollars)

NOTE 9

ASSET-BACKED COMMERCIAL PAPER

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee (the "Committee") for Third-Party Structured Asset-Backed Commercial Paper (ABCP) approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On March 17, 2008, the Committee announced that it had filed an application with the Superior Court of Justice of Ontario under the *Companies' Creditors Arrangement Act* asking the court to call a meeting of ABCP noteholders to vote on the Committee's restructuring plan. The restructuring plan was approved by approximately 96% of the noteholders on April 25, 2008 and, on June 5, 2008, the Superior Court of Justice of Ontario sanctioned the restructuring plan (the "Plan") proposed by the Committee for third-party structured ABCP.

On June 18, 2008, a number of corporate noteholders submitted an application to the Ontario Court of Appeal to challenge the Superior Court of Justice of Ontario decision that sanctioned the Committee's Plan to restructure $32 billion of third-party ABCP. The Committee asked the Court of Appeal to dismiss the proceedings and to leave in place approval of the Plan that the majority of affected noteholders voted in favour of in April 2008. On August 18, 2008, the Ontario Court of Appeal dismissed the proceedings. The decision of the Ontario Court of Appeal could be appealed to the Supreme Court of Canada upon the granting of leave to appeal. However, the *Companies' Creditors Arrangement Act* states that no appeal to the Supreme Court of Canada shall operate as a stay of proceedings unless ordered by the Supreme Court of Canada.

In September 2008, Canadian corporate investors owning asset-backed commercial paper asked the Supreme Court of Canada to hear their objections to the Plan that would restructure the affected series of ABCP. On September 19, 2008, the Supreme Court of Canada decided not to hear an appeal of the Ontario Court of Appeal's ruling in this matter. On that date, the Committee announced that it was commencing the final steps to implement the Plan to restructure the ABCP.

On November 25, 2008, the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced that it would not complete the proposed restructuring of the third-party ABCP market in Canada by the end of November. The delay is principally due to the complexity of the restructuring, the large number of participants involved in the process and current market conditions. Despite this delay, the Investors Committee has made significant progress toward settling issues and completing the required documentation to implement the restructuring.

On August 1, 2008, the Bank reclassified $119 million of ABCP that had been classified in *Held for trading securities* to *Available for sale securities* on the Consolidated Balance Sheet. The reclassification was made in light of the fact that market activities for third-party ABCP had been frozen since August 2007, which is a rare event. This reclassification had no impact on the Consolidated Statement of Income of fiscal year 2008. Furthermore, during the period when the ABCP was classified in the trading book, the impact on trading revenues was not significant for the fiscal year 2008. As at October 31, 2008, the fair value of that ABCP was $107 million.

As at October 31, 2008, the carrying value before impairment charges of the ABCP held by the Bank was $2,198 million, a decrease since October 31, 2007 due to sales of ABCP excluded from the Plan. The underlying assets as part of the proposed restructuring plan are estimated as follows:

Type of underlying assets	Carrying value of ABCP before impairment charges
Synthetic assets or hybrid assets	
Class A-1	**737**
Class A-2	**666**
Class B	**114**
Class C	**47**
Total synthetic assets or hybrid assets	**1,564**
Traditional assets[1]	**184**
Ineligible assets	**296**
ABCP not included in the Pan-Canadian restructuring plan	**154**
Total underlying assets[2]	**2,198**

(1) Includes series secured exclusively by traditional assets
(2) The underlying assets of third-party ABCP held by the Bank are comprised of 54% leveraged super senior exposures, 21% fully funded collateralized debt obligations, 16% traditional assets and 9% cash.

(millions of dollars)

Note 9 Asset-Backed Commercial Paper (cont.)

Establishing fair value

To determine the value of the ABCP it holds, the Bank has established a range of estimated fair value. The carrying value of the ABCP held by the Bank as at October 31, 2008 was $1,529 million classified in *Available for sale securities*. An impairment charge of $152 million was recorded in the fourth quarter in *Gains (losses) on available for sale securities* in the Consolidated Statement of Income. This charge includes an impairment of $125 million which is mostly due to the widening of credit spreads given the deterioration of global markets as well as a charge for a trust that is not included in the Pan-Canadian restructuring plan. For fiscal year 2008, total impairment charges were $164 million (2007: $575 million).

In establishing fair value for ABCP that is part of the Plan and excluding ineligible assets, the Bank considered the quality of the underlying assets and the probability of achieving a successful restructuring. In the event of a successful restructuring, the Bank determined the fair value using a discounted cash flow analysis. The discount rate is based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. In previous quarters, the discount rate was solely based on the CDX.IG index, and during the fourth quarter, the Bank changed its methodology to better reflect the fair value of ABCP. Credit ratings, coupons and maturities are based on the anticipated terms of the restructuring plan. The probability of a successful restructuring is established at 95% (90% in previous quarters). The increase of 5% in the probability of a successful restructuring is due to the announcement of the Committee that it was commencing its final steps to implement its plan following the decision by the Supreme Court of Canada to deny leave to appeal by a small group of corporate investors on September 19, 2008.

For the probability assigned to an unsuccessful restructuring, the fair value of each class of assets held by the trusts is based on an analysis of the trusts' underlying assets and market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, correlation and interest rates. This methodology was also used for ABCP supported by ineligible assets. On October 31, 2007, this methodology was used for all the ABCP held by the Bank.

The Bank's valuation was based on its assessment of the conditions prevailing as at October 31, 2008, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are the probability of success of the restructuring, observable discount rates and expected credit ratings of the restructured notes. The sensitivities of these assumptions on the fair value as at October 31, 2008 are as follows:

- Assuming a 5% variation in the probability of a successful restructuring would result in a decrease or increase of $35 million in the fair value;
- A change of 10 basis points in the discount rate would result in a $10 million decrease or increase in the fair value; and
- A decrease in the expected credit rating of one letter grade would result in a decrease in the fair value between a range of $80 million to $100 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring plan and (4) a severe and prolonged economic slowdown in North America. It is reasonably possible that changes in future circumstances in the near term could require a material change in the carrying amount of ABCP.

Interest arrears

Since August 20, 2007, the Bank recorded no interest income related to the notes included in the Plan that it held as at October 31, 2008. Once the ABCP restructuring plan is finalized, interest income will be recorded in *Interest income* in the Consolidated Statement of Income when received.

Refer also to Note 34b).

(millions of dollars)

NOTE 10

HELD FOR TRADING SECURITIES

As at October 31						2008	2007
	Term to maturity						
	Less than one year	1 to 5 years	5 to 10 years	More than 10 years	No maturity	Total	Total
Securities issued or guaranteed by:							
Canada	5,095	5,765	657	145	-	11,662	5,596
Provinces	1,317	4,226	652	19	-	6,214	5,550
Municipalities and school boards	155	310	47	-	-	512	452
U.S. Treasury and other U.S. agencies	299	13	7	-	-	319	2,026
Other debt securities	1,806	2,500	216	78	-	4,600	4,468
Equity securities	6	24	98	-	10,428	10,556	12,736
Total held for trading securities	8,678	12,838	1,677	242	10,428	33,863	30,828

NOTE 11

TRANSFERS OF RECEIVABLES

Asset securitization

New securitization activities

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues.*

Year ended October 31	2008		2007
	Insured mortgage loans	Credit card receivables	Insured mortgage loans
Net cash proceeds	3,339	398[1]	2,770
Asset-backed securities purchased[2]	–	23	–
Retained rights to future excess interest	118	13	72
Retained servicing liability	(18)	(3)	(15)
	3,439	431	2,827
Receivables securitized and sold	3,352[3]	423	2,803[4]
Gain before income taxes, net of transaction fees	87	8	24
Mortgage-backed securities created and retained included in *Available for sale securities*	635	-	74

(1) The net cash proceeds received are equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under *Available for sale securities* in the Consolidated Balance Sheet.
(3) Includes $541 million of receivables securitized in previous fiscal years
(4) Includes $38 million of receivables securitized in previous fiscal years

(millions of dollars)

Note 11 Transfers of Receivables (cont.)

Repurchase and maturity

Mortgage loans – other

During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust. The Bank terminated this program in July 2007 by repurchasing the $86 million in outstanding loans, which represented less than 10% of the initial portfolio.

Personal loans

The Bank used to sell fixed-rate personal loans on a revolving basis to a trust. The two remaining series of notes, totalling $309 million, matured in July 2007. No new series were issued and the structure was closed in 2007.

Key assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during 2008 and 2007 were as follows:

Year ended October 31	2008			2007	2008	2007	2007
				Insured mortgage loans		Credit card receivables	Personal loans
	Variable rate	Fixed rate	Variable rate	Fixed rate			
Weighted average term (in months)	25.7	30.1	25.8	31.6	–	–	–
Payment rate (per month)	–	–	–	–	26.2%	24.9%	–
Prepayment rate	20.0%	17.1%	20.0%	18.2%	–	–	30.0%
Excess spread, net of credit losses	1.0%	1.6%	1.1%	1.1%	10.8%	10.7%	1.3%
Expected credit losses	–	–	–	–	3.9%	3.7%	1.7%
Discount rate	4.0%	3.6%	4.6%	4.3%	17.0%	17.0%	17.0%

The static pool credit loss ratio for securitized credit card receivables as at October 31, 2008 was 1.19% (2007: 1.18%). It is calculated by dividing actual and projected credit losses by the original balance of the receivables securitized. Static pool credit losses are not applicable to insured mortgage loans.

Managed loans

As at October 31			2008			2007
	Total gross loans	Gross impaired loans and other past due loans[1]	Net write-offs	Total gross loans	Gross impaired loans and other past due loans[1]	Net write-offs
Residential mortgage	23,451	78	(4)	22,970	55	(2)
Personal and credit card	16,512	57	117	14,316	55	111
Business and government	21,149	278	35	19,377	193[2]	37
Total loans	61,112	413	148	56,663	303	146
Less: Mortgage-backed securities created and retained included in *Available for sale securities*	615	–	–	662	–	–
Less: Securitized and managed loans						
Insured mortgage loans	6,678	–	–	5,962	–	–
Credit card receivables	1,223[3]	9	45	1,200	8	44
Personal loans	–	–	–	–	–	1
Less: Mortgage loans sold to a mutual fund administered by the Bank and other	386	–	–	451	–	–
Total loans presented on the Consolidated Balance Sheet	52,210	404	103	48,388	295	101

(1) Comprises impaired loans and loans that are 90 days or more past due but are fully secured and for which, in the opinion of Management, there is reasonable assurance that principal and interest will ultimately be collected. Credit card receivables are not classified as impaired loans but, instead, are written off when payments are more than 180 days past due.

(2) The amount for business and government loans past due but not impaired was not available as at October 31, 2007. However, business credit portfolios are monitored closely and a list of problem commitments is produced every month. This list is analyzed by the loan managers concerned, who must submit a report to Credit Risk Management.

(3) Comprises $23 million of mortgage-backed securities included in *Available for sale securities* in the Consolidated Balance Sheet

(millions of dollars)

Note 11 Transfers of Receivables (cont.)

Impact of securitization activities on certain items of the Consolidated Statement of Income

Securitization revenues

Year ended October 31	2008	2007	2008	2007	2008	2007	2008	2007
	Gains on sale of assets		Servicing revenues		Other		Total	
Mortgage loans								
Insured	**87**	24	**19**	15	**–**	–	**106**	39
Other[1]	**–**	–	**–**	–	**–**	1	**–**	1
Credit card receivables[2]	**94**	89	**23**	20	**3**	30	**120**	139
Total	**181**	113	**42**	35	**3**	31	**226**	179

(1) During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust. The Bank terminated this program in July 2007.
(2) Revolving securitization transactions and new securitization activities

Impact of securitization activities on certain items in the Consolidated Balance Sheet

As at October 31	2008	2007	2008	2007	2008	2007
			Available for sale securities		Other liabilities	
	Retained interests		Cash deposits in a trust[1]		Servicing liability	
Insured mortgage loans	**176**	139	**–**	–	**30**	27
Credit card receivables	**38**	40	**–**	2	**7**	8
Total	**214**	179	**–**	2	**37**	35

(1) Cash deposits can only be used when revenues collected on loans are insufficient to pay interest owing to investors.

Cash flows from securitization activities

Year ended October 31	2008	2008	2007	2007	2007	2008	2007	2007
			Insured mortgage loans		Other mortgage loans	Credit card receivables		Personal loans
	Variable rate	Fixed rate	Variable rate	Fixed rate				
Proceeds from new securitizations	**261**	**3,078**	423	2,347	–	**–**	–	–
Proceeds collected and reinvested in revolving securitizations	**–**	**–**	–	–	–	**3,618**	3,608	45
Cash flows from retained interests in securitizations	**7**	**94**	4	79	–	**117**	129	–
Loan redemptions	**–**	**–**	–	–	(86)	**–**	–	(15)

(millions of dollars)

Note 11 Transfers of Receivables (cont.)

Sensitivity of key assumptions to adverse changes

The sensitivity of the current fair value of retained rights to future excess interest to immediate 10% and 20% adverse changes in key assumptions was as follows:

As at October 31	2008		2007		2008	2007
	Insured mortgage loans				Credit card receivables	
	Variable rate	Fixed rate	Variable rate	Fixed rate		
Weighted average term (in months)	20.1	22.0	24.7	22.3	-	-
Prepayment rate	20.0%	18.2%	20.0%	19.3%	26.2%	25.1%
Impact on fair value of 10% adverse change	$ (0.3)	$ (4.6)	$ (0.4)	$ (3.6)	$ (2.8)	$ (2.9)
Impact on fair value of 20% adverse change	$ (0.6)	$ (9.0)	$ (0.8)	$ (7.1)	$ (5.1)	$ (5.3)
Excess spread, net of credit losses	1.1%	1.4%	1.2%	1.3%	10.8%	10.7%
Impact on fair value of 10% adverse change	$ (1.1)	$(16.1)	$ (1.3)	$ (12.3)	$ (3.9)	$ (4.1)
Impact on fair value of 20% adverse change	$ (2.3)	$(32.2)	$ (2.6)	$ (24.5)	$ (7.8)	$ (8.1)
Expected credit losses	-	-	-	-	3.9%	3.7%
Impact on fair value of 10% adverse change	-	-	-	-	$ (1.4)	$ (1.4)
Impact on fair value of 20% adverse change	-	-	-	-	$ (2.8)	$ (2.8)
Discount rate	4.3%	3.9%	4.5%	4.0%	17.0%	17.0%
Impact on fair value of 10% adverse change	$ (0.1)	$ (0.8)	$ (0.1)	$ (0.6)	$ (0.2)	$ (0.2)
Impact on fair value of 20% adverse change	$ (0.1)	$ (1.6)	$ (0.1)	$ (1.2)	$ (0.3)	$ (0.4)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income. The total outstanding amount of insured and uninsured mortgage loans sold to this mutual fund was $373 million as at October 31, 2008 (2007: $437 million). The table below summarizes the other transfers carried out by the Bank.

Year ended October 31	2008	2007
Net cash proceeds	76	100
Uninsured mortgage loans sold	75	100
Gain before income taxes	1	-

(millions of dollars)

NOTE 12

FINANCIAL ASSETS TRANSFERRED BUT NOT DERECOGNIZED

In the course of its operations, the Bank concludes transactions in which it transfers financial assets to a third party which are presented in the Consolidated Balance Sheet because the transactions do not qualify for derecognition.

The carrying values of these transferred financial assets are presented in the table below:

As at October 31	2008	2007
Securities sold under repurchase agreements	**7,243**	1,921
Loaned securities	**4,348**	4,103

NOTE 13

VARIABLE INTEREST ENTITIES

The VIEs where the Bank holds a significant variable interest but is not the primary beneficiary as defined in AcG-15 are described below. The Bank's maximum exposure to loss resulting from these variable interests consists primarily of investments in these entities, the fair value of the derivative contracts entered into with them and the backstop liquidity facility granted to one of them.

Securitization entity for the Bank's assets
The Bank carries out transactions in which certain assets are sold to an entity that finances their purchase by issuing term bonds. This entity is a qualifying special-purpose entity under AcG-12 and is therefore exempt from the consolidation requirements under AcG-15. Asset securitization transactions for the fiscal years ended October 31, 2008 and 2007 are described in Note 11 to the consolidated financial statements.

Multi-seller conduit
The Bank administers a multi-seller conduit that purchases financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their funding sources and reduce funding costs, while benefiting from financial asset management services and providing some amount of first-loss protection. The Bank acts as a financial agent and provides administrative and transaction structuring services to this conduit. The Bank does not provide any credit protection, but it does provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 28 to the consolidated financial statements. The Bank holds a significant variable interest in this conduit because of its participation in the commercial paper program, the backstop liquidity facility provided and its rights to collect fees as financial agent and administrator. However, unrelated third parties assume the first credit losses before the commercial paper holders. The Bank is not required to consolidate this conduit under AcG-15 because it does not have to absorb the majority of the conduit's expected losses, receive the majority of its expected residual returns, or both. In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $673 million as at October 31, 2008 (2007: $892 million).

Structured finance entities
The Bank also acts as a financial agent and administrator for three trusts. These trusts issue and sell fixed and adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. The Bank holds variable interests in these trusts because of its participation in the debt securities and its rights to collect fees as financial agent and administrator. However, the Bank is not the primary beneficiary of these trusts and is therefore not required to consolidate them under AcG-15. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these entities were $3.9 billion as at October 31, 2008 (2007: $4.2 billion).

When the restructuring plan is finalized by the Pan-Canadian Investors Committee for Third-Party Structured ABCP, the Bank will no longer act as a financial agent and administrator for these three trusts.

(millions of dollars)

Note 13 Variable Interest Entities (cont.)

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of their expected losses, receive the majority of their expected residual returns, or both. As at October 31, 2008, the recorded value of the Bank's total investment was $132 million (2007: $170 million). The total assets of all these entities amounted to $3.0 billion as at October 31, 2008 (2007: $1.7 billion). Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 28 to the consolidated financial statements.

NOTE 14

PREMISES AND EQUIPMENT

As at October 31			2008			2007
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value
Land	**17**	**-**	**17**	17	–	17
Buildings	**185**	**100**	**85**	183	95	88
Equipment and furniture	**874**	**621**	**253**	733	517	216
Leasehold improvements	**414**	**309**	**105**	394	289	105
	1,490	**1,030**	**460**	1,327	901	426
Amortization and write-offs for the year[1]			**133**			78

(1) A write-off of $54 million for fiscal 2008 (2007: nil) was recorded for projects previously recognized under Equipment and furniture. This charge was included in Technology in the Consolidated Statement of Income. This was mainly attributable to the decision by the industry to abandon the image-based cheque clearing project. The written-off assets as well as the corresponding charge are presented under the *Other* heading of Segment Disclosures.

(millions of dollars)

NOTE 15

GOODWILL AND OTHER INTANGIBLE ASSETS

The Bank performs an annual impairment test of goodwill and other intangible assets with indefinite useful lives. No impairment loss was recorded for 2008.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2006	49	421	213	683
Increase in the interest in Credigy Ltd.	–	–	2	2
Increase in the interest in Asset Management Finance Corporation	–	–	19	19
Other	–	–	(1)	(1)
Balance as at October 31, 2007	49	421	233	703
Acquisition of investment management firms (Note 33)	–	34	–	34
Disposal of a controlling interest in Asset Management Finance Corporation (Note 33)	–	–	(12)	(12)
Redemption of Series A preferred shares issued by NB Capital Corporation (Note 21)	12	–	–	12
Other	–	–	3	3
Balance as at October 31, 2008	**61**	**455**	**224**	**740**

Other intangible assets comprise the following:

As at October 31			2008	2007
	Cost[2]	Accumulated amortization	Net carrying value	Net carrying value[3]
Trademarks[1]	11	–	11	11
Management contracts[1]	154	–	154	154
Other	33	15	18	4
Total	198	15	183	169

(1) Not subject to amortization
(2) The cost for fiscal 2008 includes other intangible assets related to acquisitions of investment management firms.
(3) In 2007, following the results of the impairment test, a charge for impairment of an intangible asset was recorded.

NOTE 16

OTHER ASSETS

As at October 31	2008	2007
Interest and dividends receivable	431	419
Prepaid expenses and deferred amounts	514	268
Future income tax assets (Note 26)	106	91
Investments in companies subject to significant influence	218	180
Prepaid pension benefit cost (Note 23)	356	340
Other	509	684
	2,134	1,982

(millions of dollars)

NOTE 17

DEPOSITS

As at October 31	Payable on demand	Payable after notice	Payable on a fixed date	2008 Total	2007 Total
Personal	2,746	14,605	15,747	33,098	30,215
Business and government	7,052	7,119	22,701	36,872	33,797
Deposit-taking institutions	201	32	5,594	5,827	6,561
Deposit from NBC Capital Trust[1]	-	-	225	225	225
	9,999	21,756	44,267	76,022	70,798

(1) **Deposit from NBC Capital Trust**

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS – Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank.

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the acceptance rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed on or after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of predetermined regulatory or tax events. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS – Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS – Series 1 exercise their exchange rights.

Failure by the Bank to make payments or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity as defined in AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS – Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under Deposits.

The non-cumulative cash distribution per NBC CapS – Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price); it will be paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter will be determined by multiplying $1,000 by half of the sum of the applicable acceptance rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS – Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS – Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS – Series 1 are not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS – Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of predetermined regulatory or tax events.

Holders of NBC CapS – Series 1 may surrender at any time, subject to prior notice, each NBC CapS – Series 1 for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS – Series 1 exchanged for the Bank's First Preferred Shares, Series 17 will be cancelled by the Trust.

Each NBC CapS – Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

For regulatory capital purposes, $225 million of NBC CapS – Series 1 qualifies as Tier 1 capital.

(millions of dollars)

NOTE 18

FINANCIAL INSTRUMENTS DESIGNATED AS HELD FOR TRADING

During the year ended October 31, 2008, the Bank designated as held for trading securities that were purchased to hedge certain derivative financial instruments. If these securities had not been designated under the fair value option, they would have been recorded at fair value as available for sale financial assets and the change in fair value would have been recognized in *Other comprehensive income.*

The Bank adopted this option in accordance with its risk management strategy, under which it manages these securities and the derivative financial instruments involved together on a fair value basis and thereby considerably reduces financial risks.

The fair value of these securities totalled $1.7 billion as at October 31, 2008. The change in fair value of $8 million was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income.

Certain deposits with one or more embedded derivatives are designated as held for trading. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet.

The fair value of these deposits totalled $567 million as at October 31, 2008 (2007: $297 million). The change in fair value in the amount of $85 million for the fiscal year ended October 31, 2008 (2007: $5 million) was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income. The change in fair value attributable to credit risk represents an unrealized gain and amounted to $10 million for the fiscal year ended October 31, 2008 (2007: negligible).

To determine the change in fair value due to change in credit risk for these financial liabilities, the Bank calculates, at the beginning of the period, the present value of the instrument's contractual cash flows using the following rates: first, using an observed discount rate that reflects the Bank's credit spread and, again, using a rate that excludes the Bank's credit spread. The difference between those two values is then compared to the difference obtained using the same rates at the end of the period.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at October 31, 2008.

NOTE 19

OTHER LIABILITIES

As at October 31	2008	2007
Interest and dividends payable	**570**	1,076
Income taxes payable	**97**	27
Future income tax liabilities (Note 26)	**95**	85
Trade and other payables	**741**	1,165
Accrued other employee future benefit expense (Note 23)	**137**	126
Insurance-related obligations	**58**	61
Subsidiaries' debts to third parties	**2,783**	959
Accounts payable and deferred income	**421**	299
Other	**384**	953
	5,286	4,751

(millions of dollars)

NOTE 20

SUBORDINATED DEBENTURES

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2008, the Bank issued a total of $500 million of subordinated debentures maturing in 2018 under its Canadian Medium Term Note Program. Interest at the annual rate of 5.556% is payable semi-annually on May 15 and November 15 of each year until November 15, 2013.

During the fiscal year ended October 31, 2007, the Bank issued a total of $500 million of subordinated debentures maturing in 2016 under its Canadian Medium Term Note Program. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year until November 2, 2011. The Bank also redeemed a subordinated debenture in the amount of $300 million, maturing on October 31, 2012.

As at October 31

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2008	2007
April	2014	5.70 %[1]	Redeemable since April 16, 2004		**250**	250
November	2016	4.456 %[2]	Not redeemable before November 2, 2011		**500**	500
November	2018	5.556 %[3]	Not redeemable before November 15, 2013		**500**	-
December	2019	4.926 %[4]	Not redeemable before December 22, 2014		**350**	350
November	2020	4.70 %[5]	Not redeemable before November 2, 2015		**500**	500
February	2087	Variable[6]	Redeemable at the Bank's option since February 28, 1993	US 44	**53**	41
					2,153	1,641
Fair value adjustment[7]					**109**	(30)
Unamortized issue costs[8]					**(7)**	(6)
Total					**2,255**	1,605

(1) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(2) Bearing interest at a rate of 4.456% until November 2, 2011, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(3) Bearing interest at a rate of 5.556% until February 15, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 2.64%
(4) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(5) Bearing interest at a rate of 4.70% until November 2, 2015, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(6) Bearing interest at an annual rate of 1/8% above LIBOR
(7) The fair value adjustment reflects the change in the carrying value of the subordinated debentures covered by a fair value hedge.
(8) The unamortized costs related to the issuance of the subordinated debentures represent the initial cost, net of accumulated amortization calculated using the effective interest method.

The subordinated debenture maturities are as follows:

2009 to 2013	**-**
2014 to 2018	**1,250**
2019 and thereafter	**903**
	2,153

(millions of dollars)

NOTE 21

NON-CONTROLLING INTEREST

As at October 31	Denominated in foreign currency	2008	2007
400,000 NBC CapS II – Series 1 issued by NBC Asset Trust[1]		400	–
350,000 NBC CapS II – Series 2 issued by NBC Asset Trust[2]		350	–
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation[3]	US 300	–	284
Mutual funds consolidated in accordance with AcG-15		51	26
Other entities consolidated in accordance with AcG-15		1,210	630
Other		18	20
Total		**2,029**	960

(1) On January 22, 2008, the Bank issued 400,000 non-voting transferable trust units called Trust Capital Securities – Series 1 or "NBC CapS II – Series 1" through its subsidiary NBC Asset Trust (the "Trust"), a closed-end trust established under the laws of Ontario. These securities are not redeemable or exchangeable for Bank preferred shares at the option of the holder. The $400 million in gross proceeds from the investment was used by the Trust to finance the acquisition of mortgage co-ownership interests from the Bank.

The non-cumulative fixed cash distribution per NBC CapS II – Series 1 paid on June 30, 2008 was $31.715. Subsequent distributions will be $36.175 (representing a per annum yield of 7.235% of the $1,000 initial issue price) to be paid by the Trust semi-annually from December 31, 2008 to June 30, 2018, inclusive. Each distribution made after June 30, 2018 will be determined by multiplying $1,000 by one-half of the sum of the applicable bankers' acceptance rate in effect plus 3.79%. No cash distributions will be payable by the Trust on NBC CapS II – Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as the sole holder of the special trust securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS II – Series 1, the Bank will withhold from declaring dividends on any of its preferred and common shares during a determined period.

On or after June 30, 2013, or prior to that date upon the occurrence of a predetermined regulatory event or tax event, the Trust may, at its option, redeem the NBC CapS II – Series 1 in whole without the consent of the holders, with prior written notice and with Superintendent approval.

On or after January 22, 2013, the Trust may, with Superintendent approval, purchase the NBC CapS II – Series 1, in whole or in part, in the open market or by tender or private contract at any price. The NBC CapS II – Series 1 purchased by the Trust will be cancelled and will not be reissued.

Each NBC CapS II – Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 19 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The First Preferred Shares, Series 19 of the Bank will pay semi-annual, non-cumulative cash dividends and will be redeemable at the Bank's option, with Superintendent approval, as of June 30, 2013, but will not be redeemable at the option of the holders. Upon an automatic exchange, the Bank will hold all capital securities outstanding of the Trust.

For regulatory capital purposes, the NBC CapS II – Series 1 in the amount of $400 million qualify as innovative instruments and are eligible as Tier 1 capital. According to the guidelines of the Superintendent, innovative instruments may consist of a portion representing up to 15% of net Tier 1 capital and an additional portion of 5% eligible as Tier 2B capital.

(2) On June 30, 2008, the Bank issued 350,000 non-voting transferable trust units called Trust Capital Securities – Series 2 or "NBC CapS II – Series 2" through its subsidiary NBC Asset Trust (the "Trust"), a closed-end trust established under the laws of Ontario. These securities are not redeemable or exchangeable for Bank preferred shares at the option of the holder. The $350 million in gross proceeds from the investment was used by the Trust to finance the acquisition of mortgage co-ownership interests from the Bank.

The non-cumulative fixed cash distribution per NBC CapS II – Series 2 will be $37.235 (representing a per annum yield of 7.447% of the $1,000 initial issue price) to be paid by the Trust semi-annually from December 31, 2008 to June 30, 2020, inclusive. Each distribution made after June 30, 2020 will be determined by multiplying $1,000 by one-half of the sum of the applicable bankers' acceptance rate in effect plus 4.09%. No cash distributions will be payable by the Trust on NBC CapS II – Series 2 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as the sole holder of the special trust securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS II – Series 2, the Bank will withhold from declaring dividends on any of its preferred and common shares during a determined period.

On or after July 31, 2013, or prior to that date upon the occurrence of a predetermined regulatory event or tax event, the Trust may, at its option, redeem the NBC CapS II – Series 2 in whole without the consent of the holders, with prior written notice and with Superintendent approval.

On or after June 30, 2013, the Trust may, with Superintendent approval, purchase the NBC CapS II – Series 2, in whole or in part, in the open market or by tender or private contract at any price. The NBC CapS II – Series 2 purchased by the Trust will be cancelled and will not be reissued.

Each NBC CapS II – Series 2 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 23 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The First Preferred Shares, Series 23 of the Bank will pay semi-annual, non-cumulative cash dividends and will be redeemable at the Bank's option, with Superintendent approval, as of July 31, 2013, but will not be redeemable at the option of the holders. Upon an automatic exchange, the Bank will hold all capital securities outstanding of the Trust.

For regulatory capital purposes, the NBC CapS II – Series 2 in the amount of $350 million qualify as innovative instruments and are eligible as Tier 1 capital. According to the guidelines of the Superintendent, innovative instruments may consist of a portion representing up to 15% of net Tier 1 capital and an additional portion of 5% eligible as Tier 2B capital.

(3) On September 30, 2008, NB Capital Corporation, a subsidiary of the Bank, repurchased for cancellation all 300,000 Series A preferred shares. These shares, issued at US $300 million, were repurchased at a price of US $311 million. The premium of US $11 million (CDN $12 million) was recognized in *Goodwill* (Note 15).

(millions of dollars)

NOTE 22

CAPITAL STOCK

Authorized

First preferred shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $5 billion.

Second preferred shares

15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

Shares outstanding and dividends declared

As at October 31				2008
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	10	1.2125
Series 20	6,900,000	173	6	0.8692
Series 21	8,050,000	201	4	0.5596
Preferred shares and dividends	30,950,000	774	32	
Common shares at beginning	157,806,303	1,575		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	326,688	17		
Stock Option Plan	1,006,511	41		
Acquisitions (Note 33)	452,650	24		
Impact of shares purchased or sold for trading	(144,949)	(1)		
Common shares at end and dividends	159,447,203	1,656	394	2.4800
Total dividends			426	

As at October 31				2007
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	9	1.2125
Preferred shares and dividends	16,000,000	400	21	
Common shares at beginning	161,512,351	1,566		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	292,234	18		
Stock Option Plan	931,318	34		
Others	100,000	6		
Repurchase of common shares	(5,006,600)	(49)		
Impact of shares purchased or sold for trading	(23,000)	-		
Common shares at end and dividends	157,806,303	1,575	364	2.2800
Total dividends			385	

(millions of dollars)

Note 22 Capital Stock (cont.)

Characteristics of first preferred shares (amounts in dollars)

Series 15
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 20
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2013, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2014, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2015, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2016, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2017, and at a price equal to $25.00 per share if redeemed on or after May 15, 2017, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 21
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after August 16, 2013 and August 16 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all declared and unpaid dividends at the date fixed for redemption.

Issuance of preferred shares
On June 17, 2008, the Bank issued 7,000,000 First Preferred Shares, Series 21, with non-cumulative preferential dividends at a quarterly amount of $0.336 per share, for a consideration of $171 million, net of fees of $4 million. The initial dividend will be payable on November 15, 2008 and will be $0.55959 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 1,050,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,050,000 Preferred Shares, Series 21. The Bank received a consideration of $25 million, net of fees of $1 million.

On April 16, 2008, the Bank issued 6,000,000 First Preferred Shares, Series 20, with non-cumulative preferential dividends at a quarterly amount of $0.375 per share, for a consideration of $146 million, net of fees of $4 million. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 900,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 900,000 Preferred Shares, Series 20. The Bank received a consideration of $22 million, net of fees of $1 million.

Issuance of common shares
As part of the acquisitions of Bieber Securities Inc., concluded on June 2, 2008, and Groupe Option Retraite Inc., concluded on September 18, 2008, the Bank issued 452,650 common shares valued at $24 million. Of that number, 291,948 common shares were placed in escrow in the name of the vendors and will be paid conditional on assets under management being maintained at a certain level. The Bank expects that the conditions will be met, and that the shares held in escrow will be released over the next three fiscal years.

Repurchase of common shares
On February 1, 2008, the Bank filed a normal course issuer bid to repurchase for cancellation of up to 4,700,000 common shares over a 12-month period ending no later than January 30, 2009. On February 1, 2007, the Bank had filed a normal course issuer bid to repurchase for cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008. On January 23, 2006, the Bank had filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ended no later than January 22, 2007. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to *Retained earnings*.

During the fiscal year ended October 31, 2008, the Bank did not repurchase any common shares. During the fiscal year ended October 31, 2007, the Bank had repurchased 5,006,600 common shares at a cost of $315 million, which had reduced *Common share capital* by $49 million and *Retained earnings* by $266 million.

Preferred shares – authorized
The preferred shares described below have been created and reserved for future issuance by the Bank under three issuances of convertible innovative capital instruments, which may be exchanged under certain conditions. As at October 31, 2008, no shares of these series had been issued or traded.

(millions of dollars)

Note 22 Capital Stock (cont.)

Series 17
Each NBC CapS-Series 1 will be exchangeable at any time, upon prior notice, for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2011, but are not redeemable at the option of the holders.

Series 18
Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and are redeemable at the option of the Bank, subject to the prior approval of the Superintendent, on or after June 30, 2011, but are not redeemable at the option of the holders.

Series 19
Each NBC CapS II – Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 19 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 19 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2013, but are not redeemable at the option of the holders.

Series 22
Holders of Preferred Shares Series 21 will, subject to the automatic conversion provisions and the right of the Bank to redeem those shares, have the right, at their option, to convert, on August 16, 2013 and on August 16 every five years thereafter, any or all of their Preferred Shares Series 21 into an equal number of Preferred Shares Series 22. First Preferred Shares Series 22 pay quarterly floating rate non-cumulative dividends and are redeemable at the Bank's option, subject to prior approval of the Superintendent, on or after August 16, 2018, but are not redeemable at the option of the holders.

Series 23
Each NBC CapS II – Series 2 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 23 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 23 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after July 31, 2013, but are not redeemable at the option of the holders.

Reserved common shares
As at October 31, 2008, 2,856,760 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 14,554,619 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends
The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* (Canada) or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment. If NBC Capital Trust failed to pay any required distribution on the trust capital securities in full, the Bank could not declare dividends on any of its preferred or common shares. Refer to Note 17.

Dividend Reinvestment and Share Purchase Plan
Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares of the Bank invest in common shares without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments.

(millions of dollars)

NOTE 23

EMPLOYEE FUTURE BENEFITS

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for funding purposes are:

	Date of most recent actuarial valuation	Date of required actuarial valuation
Employee pension plan	December 31, 2006	December 31, 2009
Pension plan for designated employees	December 31, 2007	December 31, 2008
Post-Retirement Allowance Program	December 31, 2006	December 31, 2008

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables present the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

	Pension benefit plans		Other benefit plans	
As at October 31	**2008**	2007	**2008**	2007
Accrued benefit obligation				
Balance at beginning	**1,893**	1,942	**157**	159
Current service cost	**49**	54	**6**	6
Interest cost	**111**	105	**10**	9
Employee contributions	**21**	20	**-**	-
Benefits paid	**(81)**	(76)	**(6)**	(6)
Plan amendments	**-**	21	**-**	-
Actuarial losses (gains)	**(348)**	(173)	**(26)**	(11)
Balance at end	**1,645**	1,893	**141**	157
Plan assets				
Fair value at beginning	**1,983**	1,849	**-**	-
Actual return on plan assets	**(361)**	130	**-**	-
Bank contributions	**55**	60	**-**	-
Employee contributions	**21**	20	**-**	-
Benefits paid	**(81)**	(76)	**-**	-
Fair value at end	**1,617**	1,983	**-**	-
Funded status – plan deficit	**(28)**	90	**(141)**	(157)
Unamortized net actuarial losses	**342**	202	**4**	31
Unamortized past service costs	**42**	48	**-**	-
Prepaid asset (accrued liability) at end	**356**	340	**(137)**	(126)

(millions of dollars)

Note 23 Employee Future Benefits (cont.)

The prepaid asset (accrued liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
As at October 31	2008	2007	2008	2007
Prepaid asset included in *Other assets*	356	340	–	–
Accrued liability included in *Other liabilities*	–	–	(137)	(126)
Net amount recorded as at October 31	356	340	(137)	(126)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

As at October 31	2008	2007
Fair value of plan assets	1,463	61
Accrued benefit obligation	1,528	62
Funded status – plan deficit	(65)	(1)

As at October 31, plan assets consisted of:

Asset category	2008 %	2007 %
Money market	3	6
Bonds	31	31
Equities	58	55
Other	8	8
	100	100

Plan assets include investment securities issued by the Bank. As at October 31, 2008, these investments totalled $127 million (2007: $155 million).

In fiscal 2008, the Bank and its subsidiaries received close to $4 million (2007: $5 million) in management fees for related management, administration and custodial services for pension benefit plans.

Elements of defined benefit expense :

	Pension benefit plans		Other benefit plans	
Year ended October 31	2008	2007	2008	2007
Current service cost	49	54	6	6
Interest cost	111	105	10	9
Actual return on plan assets	361	(130)	–	–
Actuarial losses (gains) on obligation	(348)	(173)	(26)	(11)
Plan amendments	–	21	–	–
Expense before adjustments to recognize the long-term nature of employee future benefits	173	(123)	(10)	4
Difference between expected return and actual return on plan assets for year	(493)	8	–	–
Difference between actuarial losses recognized for year and actual actuarial losses on accrued benefit obligation for year	353	194	26	13
Difference between amortization of past service costs for year and actual plan amendments for year	6	(15)	–	–
Defined benefit pension expense	39	64		
Other employee future benefit expense			16	17

(millions of dollars)

Note 23 Employee Future Benefits (cont.)

The significant actuarial assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2008	2007	**2008**	2007
	%	**%**	**%**	**%**
Accrued benefit obligation as at October 31				
Discount rate	**7.25**	5.75	**7.25**	6.00
Rate of compensation increase	**3.50**	3.50	**3.50**	3.50
Defined benefit pension expense for years ended October 31				
Discount rate	**5.75**	5.25		
Expected long-term rate of return on plan assets	**7.00**	7.00		
Rate of compensation increase	**3.50**	3.50		
Other employee future benefit expense for years ended October 31				
Discount rate			**6.00**	5.50
Rate of compensation increase			**3.50**	3.50

The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), and these programs are generally not funded. These benefits include health insurance, life insurance and dental insurance.

For measurement purposes, a 6.1% annual rate of increase (2007: 6.8%) in the per capita cost of covered healthcare benefits was assumed for 2008. The rate was assumed to decrease gradually to reach 5.5% in 2010 and remain at that level thereafter.

Sensitivity of key assumptions in 2008

Other benefit plans	**Change in obligation**	**Change in expense**
Impact of a 0.25% change in the assumption regarding the discount rate	**5.5**	**0.6**
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	**0.2**	**–**
Impact of a 1.00% increase in the expected healthcare cost trend rate	**18.4**	**3.1**
Impact of a 1.00% decrease in the expected healthcare cost trend rate	**(14.9)**	**(3.3)**

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2008	2007
Bank pension benefit plan contributions	**55**	60
Benefits paid to beneficiaries under other benefit plans	**6**	6

(millions of dollars)

NOTE 24

STOCK-BASED COMPENSATION

The information below on compensation expense excludes the impact of hedging.

Stock Option Plan

The Bank offers a Stock Option Plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, options are awarded annually and provide participants with the right to purchase common shares at an exercise price equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan was 14,554,619 as at October 31, 2008 (15,561,130 as at October 31, 2007). The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding.

As at October 31		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**5,770,347**	**$48.71**	5,391,912	$41.40
Awarded	**2,260,036**	**$53.85**	1,493,504	$65.90
Exercised	**(1,006,511)**	**$34.76**	(931,318)	$32.28
Cancelled	**(312,142)**	**$60.22**	(183,751)	$57.21
Outstanding at end	**6,711,730**	**$52.00**	5,770,347	$48.71
Exercisable at end	**2,863,436**	**$44.99**	2,787,177	$37.86

Exercise price	Outstanding	Options exercisable	Expiry date
$25.20	**53,600**	**53,600**	**December 2008**
$24.90	**132,350**	**132,350**	**December 2010**
$28.01	**256,810**	**256,810**	**December 2011**
$30.95	**390,613**	**383,113**	**December 2012**
$41.00	**554,770**	**554,770**	**December 2013**
$48.20	**1,041,750**	**767,950**	**December 2014**
$61.44	**776,300**	**389,400**	**December 2015**
$65.90	**1,296,657**	**325,443**	**December 2016**
$53.85	**2,208,880**	**-**	**December 2017**
Total	**6,711,730**	**2,863,436**	

During the fiscal year ended October 31, 2008, the Bank awarded 2,260,036 stock options (2007: 1,493,504) with a fair value of $9.21 per option (2007: $11.32).

The fair value of options awarded was estimated on the award date using a variant of the Black-Scholes model. The following assumptions were used for accounting purposes:

As at October 31	2008	2007
Risk-free interest rate	**4.40 %**	4.05 %
Expected life of options	**6 years**	5 years
Expected volatility	**25.3 %**	22.5 %
Expected dividend yield	**4.6 %**	3.3 %

The compensation expense recorded for these options for the year ended October 31, 2008 was $11 million (2007: $16 million).

(millions of dollars)

Note 24 Stock-Based Compensation (cont.)

Stock Appreciation Rights (SAR) Plan

The Bank offers an SAR plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, when participants exercise this right, they receive a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the award date. SARs vest evenly over a four-year period and expire 10 years after the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2008 with respect to the Plan was negligible (2007: $2 million).

As at October 31	2008		2007	
	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	299,400	$26.43	306,800	$20.35
Awarded	44,704	$53.85	48,396	$65.90
Exercised	(9,875)	$26.34	(49,400)	$22.26
Cancelled	(4,825)	$59.19	(6,396)	$65.90
Outstanding at end	329,404	$29.67	299,400	$26.43
Exercisable at end	259,447	$22.08	254,646	$20.21

Exercise price	SARs Outstanding	SARs exercisable	Expiry date
$17.35	227,025	227,025	December 2009
$28.01	1,450	1,450	December 2011
$30.95	2,625	2,625	December 2012
$41.00	5,425	5,425	December 2013
$48.20	4,350	3,150	December 2014
$61.44	3,100	2,300	December 2015
$65.90	40,725	17,472	December 2016
$53.85	44,704	-	December 2017
Total	329,404	259,447	

Deferred Stock Unit (DSU) Plans

The DSU Plans are for officers and other designated persons of the Bank and its subsidiaries as well as directors. The Plans make it possible to tie a portion of the value of the compensation of participants to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. DSUs generally vest evenly over four years. Additional DSUs are credited to the account of participants equal in amount to the dividends paid on common shares of the Bank and vest evenly over the same period as the reference DSUs. DSUs may only be cashed when the participant retires or leaves the Bank, or for a director, when his term ends. During the fiscal year ended October 31, 2008, the Bank awarded 26,598 DSUs at a weighted average price of $53.85 (2007: 32,360 DSUs at a weighted average price of $65.90). A total of 182,200 DSUs were outstanding as at October 31, 2008 (2007: 148,324). No compensation expense was recognized for the year ended October 31, 2008 with respect to the Plans (2007: $1 million).

Restricted Stock Unit (RSU) Plan

The RSU Plan is for certain officers and other designated persons of the Bank and its subsidiaries. The objective of the Plan is to ensure that the compensation of certain officers is competitive and to foster retention. An RSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. RSUs generally vest evenly over three years, although some RSUs vest on the last day of the 35th month following the date of the award, the date on which all RSUs expire. Additional RSUs are credited to the account of participants equal in amount to the dividends declared on the common shares of the Bank and vest evenly over the same period as the reference RSUs. During the fiscal year ended October 31, 2008, the Bank awarded 45,841 RSUs at a weighted average price of $53.85 (2007: 199,359 RSUs at a weighted average price of $65.99). As at October 31, 2008, a total of 328,413 RSUs were outstanding (2007: 364,653). A reversal of compensation expense of $5 million was recognized for the year ended October 31, 2008 with respect to the Plan (2007: $4 million compensation expense).

(millions of dollars)

Note 24 Stock-Based Compensation (cont.)

Deferred Compensation Plan of National Bank Financial

This Plan is exclusively for key employees of Individual Investor Services of National Bank Financial (NBF). The purpose of the Plan is to foster the retention of key employees and promote the growth in income and the continuous improvement in profitability at Individual Investor Services. Under the Plan, participants can defer a portion of their annual compensation and NBF may pay a contribution to key employees when certain financial objectives are met. Amounts awarded by NBF and the compensation deferred by participants are invested in, among others, Bank stock units. These stock units represent a right, the value of which corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the award date. Additional units are paid to the participant's account equal in amount to the dividends declared on the common shares of the Bank. Stock units representing the amounts awarded by NBF vest evenly over four years. When a participant retires, or in certain cases when the participant's employment is terminated, the participant receives a cash amount representing the value of the vested stock units. During the fiscal year ended October 31, 2008, NBF awarded 158,327 stock units at a weighted average price of $52.66 (2007: 152,443 stock units at a weighted average price of $65.89). As at October 31, 2008, 903,813 units were outstanding (2007: 917,544). During the fiscal year ended October 31, 2008, a reversal of the $6 million compensation expense was recognized for this Plan (an adjustment of $8 million reduced compensation expense for the year ended October 31, 2007).

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $7 million in 2008 (2007: $6 million), were charged to *Salaries and staff benefits* when paid. As at October 31, 2008, a total of 2,788,102 common shares were held for this Plan (2007: 2,499,936 common shares).

Plan shares are purchased on the open market and are considered to be outstanding for earnings per share calculations. Dividends paid on the Bank's common shares held for the Employee Share Ownership Plan are used to purchase other common shares on the open market.

NOTE 25

RESTRUCTURING CHARGES

During fiscal 2008, the Board of Directors approved the organizational restructuring of the Bank. The objectives of the restructuring are to align the Bank's distribution models and operations with client needs and to simplify processes and increase the efficiency of corporate functions. During the fourth quarter, the Bank began the restructuring process by streamlining personnel. The Bank expects to complete the restructuring during fiscal 2009.

As at October 31, 2008, the Bank recorded restructuring charges in the amount of $66 million in the Consolidated Statement of Income. The charges consist of severance pay and fees paid to a professional services firm that was retained to provide strategic and organizational advice concerning measures related to the restructuring. These restructuring charges are presented under the *Other* heading of Segment Disclosures.

In 2007, a $7 million restructuring charge stemming from the announcement of the gradual consolidation of Altamira's activities with those of the Bank was recognized in the Consolidated Statement of Income, for the *Wealth Management* segment.

Year ended October 31				2008	2007
	Severance pay	Premises-related charges	Other charges	Total	Total
Balance at beginning of year	4	3	–	7	–
Restructuring charges	49	–	17	66	7
Payments made during the year	(2)	(3)	(7)	(12)	–
Balance at end of year	51	–	10	61	7

(millions of dollars)

NOTE 26

INCOME TAXES

The Bank's income taxes presented in the consolidated financial statements for the years ended October 31 are as follows:

	2008	2007
Consolidated Statement of Income		
Income taxes	167	79
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to:		
Impact of initial adoption of financial instruments standards	-	13
Dividends on First Preferred Shares, Series 15, 16, 20 and 21	17	(8)
Share issuance and other expenses	(3)	-
Accumulated other comprehensive income (loss)	(141)	64
	(127)	69
Total income taxes	40	148

Income taxes for the years ended October 31 are as follows:

	2008	2007
Current income taxes	30	92
Future income taxes relating to the inception and reversal of temporary differences	10	56
Income taxes	40	148

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

As at October 31	2008	2007
Future income tax assets		
Allowance for credit losses and other liabilities	267	247
Accrued benefit liability – Other benefit plans	37	38
Accumulated other comprehensive income	2	7
	306	292
Future income tax liabilities		
Premises and equipment	(39)	(35)
Securitization	(50)	(45)
Accrued benefit asset – Pension benefit plans	(98)	(102)
Other	(108)	(104)
	(295)	(286)
Net balance of future income tax assets	11	6

Net future income tax assets are included in *Other assets* (Note 16) and net future income tax liabilities are included in *Other liabilities* (Note 19).

As at October 31	2008	2007
Future income tax assets	106	91
Future income tax liabilities	(95)	(85)
	11	6

Note 26 Income Taxes (cont.)

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2008		2007	
	$	%	$	%
Income before income taxes and non-controlling interest	**798**	**100.0**	688	100.0
Income taxes at Canadian statutory income tax rate	**259**	**32.5**	230	33.5
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	**(81)**	**(10.2)**	(86)	(12.5)
Capital gains	**(8)**	**(1.0)**	(6)	(0.9)
Rates applicable to subsidiaries and other entities abroad	**(56)**	**(7.0)**	(79)	(11.5)
Other items	**53**	**6.6**	20	2.9
	(92)	**(11.6)**	(151)	(22.0)
Income taxes reported in the Consolidated Statement of Income and effective income tax rate	**167**	**20.9**	79	11.5

NOTE 27

EARNINGS PER SHARE

Diluted net earnings per share are calculated based on net income available to common shareholders divided by the weighted average number of common shares outstanding, taking into account the dilution effect of stock options using the treasury stock method.

Year ended October 31	2008	2007
Earnings per common share – basic		
Net income	**776**	541
Dividends on preferred shares	**32**	21
Net income available to common shareholders	**744**	520
Average basic number of common shares outstanding (thousands)	**158,663**	159,811
Earnings per common share – basic	**$4.69**	$3.25
Earnings per common share – diluted		
Net income available to common shareholders	**744**	520
Average basic number of common shares outstanding (thousands)	**158,663**	159,811
Adjustment to average number of common shares (thousands)		
Stock options	**592**	1,379
Weighted average diluted number of common shares outstanding (thousands)	**159,255**	161,190
Earnings per common share – diluted	**$4.67**	$3.22

For the fiscal year ended October 31, 2008, the calculation of diluted earnings per share excluded average options outstanding of 4,070,876 with a weighted average exercise price of $59.27 (2007: average options outstanding of 1,498,564 with a weighted average exercise price of $65.25) as the exercise prices of these options were greater than the average market price of the Bank's common shares during the interim periods.

(millions of dollars)

NOTE 28

GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees
The guarantees are obligations that meet the definition of guarantee under AcG-14.

The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum potential amount of future payments for significant guarantees issued by the Bank and in effect as at October 31 is presented in the following table:

	2008	2007
Letters of guarantee	**2,036**	1,354
Backstop liquidity facilities	**90**	105
Derivative financial instruments	**479**	730
Securities lending	**263**	754
Other indemnification agreements	**157**	123
Other guarantee	**33**	32

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks, including those relating to letters of guarantee.

Backstop liquidity facilities
The Bank administers a multi-seller conduit that purchases various financial assets from clients and funds these purchases by issuing asset-backed commercial paper. The Bank provides a backstop liquidity facility to this multi-seller conduit. As at October 31, 2008, the amount of the backstop liquidity facility totalled $541 million (2007: $693 million), representing the total amount of the commercial paper and a variable-rate note outstanding. At that date, the Bank held $451 million (2007: $588 million) of this commercial paper and, consequently, the maximum potential amount of future payments as at October 31, 2008 was $90 million (2007: $105 million).

This backstop liquidity facility can be drawn if the program is unable to access the commercial paper market, even if there is no general market disruption. This facility has a term of less than one year and can be periodically renewed. The terms and conditions of this backstop liquidity facility do not require the Bank to advance money to the conduit if the conduit is insolvent or involved in bankruptcy proceedings or to fund non-performing assets beyond the amount of the available credit enhancement. The backstop liquidity facility provided by the Bank has not been drawn to date.

Derivative financial instruments
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements whereby the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodities or financial instruments, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not generally exceed two years. As at October 31, 2008, the Bank recorded a liability of $77 million in the Consolidated Balance Sheet with respect to these written put options (2007: $36 million), representing their fair value.

Securities lending
Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or extremely liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

(millions of dollars)

Note 28 Guarantees, Commitments and Contingent Liabilities (cont.)

Other indemnification agreements

In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. The Bank also undertakes to indemnify any person acting as a director or officer or performing a similar function within the Bank or one of its subsidiaries or another entity, at the request of the Bank, for all expenses incurred by that person in proceedings or investigations to which he or she is party in that capacity. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the table on the previous page and their duration does not exceed one year. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires no later than the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to this agreement.

Restructuring of certain asset-backed commercial paper conduits

Funding facility

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. Under the ABCP restructuring plan, funding facilities in Master Asset Vehicle 1 ("MAV1") and Master Asset Vehicle 2 ("MAV2") will be provided by third party lenders, including Canadian banks, asset providers and noteholders. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute approximately $812 million to these margin funding facilities, subject to final implementation of the ABCP restructuring plan.

Credit facilities

During the year, the Bank completed its activities to support clients holding third-party ABCP. These activities aimed to offer commercial and corporate clients of the Bank improved credit facilities for their liquidity needs until the maturity of long-term notes resulting from the restructuring of ABCP. These credit facilities will be available when the restructuring plan is completed. In general, these credit facilities will cover up to 75% of the value of the investment when the restructuring plan is completed. The credit agreements will also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility.

For the restructured notes backed by ineligible assets, the Bank waives all recourse other than the notes given as collateral. This credit facility will be made available for a period of two years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility. This offer could represent up to $248 million in credit facilities.

For the other notes included in the Plan, the Bank waives all recourse other than the notes given as collateral to a first tranche representing 45% of the face value of the restructured note. For the remaining 30% of the face value of the note, the Bank will retain full recourse to the borrower. This credit facility will be made available for a period of three years with the possibility of being extended each subsequent year at the discretion of the Bank if borrowers maintain their normal banking relationship with the Bank during the period of the credit facility. This offer could represent up to $828 million in credit facilities.

The Bank has also provided credit facilities to borrowers for their liquidity needs until the completion of the restructuring plan. On October 31, 2008, the outstanding credit facilities represented $233 million with recourse to the borrowers. During the third quarter of 2008, the Bank recorded a general provision of $23 million regarding the portion of the loans related to notes backed by ineligible assets. When new loans are granted, there is a risk that the loss will be in excess of the amount recorded as at October 31, 2008.

Refer also to Note 34b).

(millions of dollars)

Note 28 Guarantees, Commitments and Contingent Liabilities (cont.)

Commitments

As at October 31, 2008, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2009	133	213	9	355
2010	124	192	7	323
2011	116	180	2	298
2012	108	69	1	178
2013	99	21	–	120
2014 and thereafter	465	8	–	473
	1,045	683	19	1,747

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it incurs. A breakdown of assets pledged as collateral is provided in the table below. These transactions are concluded in accordance with standard terms and conditions for such transactions.

As at October 31	2008	2007
Assets pledged to		
Bank of Canada	25	–
Direct clearing organizations	2,785	5,548
Assets pledged in relation to		
Derivative financial instrument transactions	517	948
Borrowing, securities lending and securities sold under repurchase agreements	22,089	17,227
Other	137	71
Total	25,553	23,794

Financial assets received as collateral

As at October 31, 2008, the fair value of financial assets received as collateral that the Bank was authorized to sell or repledge totalled $26 billion (2007: $27 billion).

These financial assets received as collateral were obtained as a result of transactions involving securities acquired under reverse repurchase agreements, borrowing and securities lending agreements, and derivative financial instrument transactions.

These transactions are concluded in accordance with standard terms and conditions for such transactions.

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2008	2007
Letters of guarantee[1]	2,036	1,354
Documentary letters of credit[2]	93	81
Credit card loans[3]	5,924	5,691
Commitments to extend credit[3]		
Original term of one year or less	14,103	12,449
Original term over one year	6,010	6,691

(1) See Letters of guarantee, page 143.
(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of goods to which they are related.
(3) Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

(millions of dollars)

Note 28 Guarantees, Commitments and Contingent Liabilities (cont.)

Other commitments
The Bank acts as an investor in investment banking activities where it enters into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $145 million as at October 31, 2008 (2007: $163 million).

Litigation
In the normal course of business, the Bank is a party in legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

Following the events that occurred in the asset backed commercial paper market in August 2007, the Bank and its subsidiaries received requests for information, complaints, demand letters and one legal claim from certain of its clients. These complaints, demand letters and legal claim are captured by a release included in the restructuring plan for the ABCP market. This restructuring plan has been approved by the courts. The Pan-Canadian Investors Committee for Third-Party Structured ABCP announced on November 25, 2008 that the restructuring plan would not be completed by the end of November 2008 due principally to the complexity of the plan, the large number of participants involved in the process and current market conditions, and that it remains focused on completing the restructuring plan as soon as possible.

Refer also to Note 34b).

NOTE 29

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index.

The main types of derivative financial instruments used are as follows:

Forwards and futures
Forwards and futures are contractual obligations to buy or deliver a specific amount of currency, interest rates, commodities or financial instruments on a specific future date at a specified price. Forwards are tailor-made agreements transacted in the over-the-counter market. Futures are traded on organized exchanges and are subject to cash margining calculated daily by clearing houses.

Swaps
Swaps are over-the-counter contracts in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

- cross currency swaps are transactions in which counterparties exchange fixed rate interest payments and principal payments in different currencies;
- interest rate swaps are transactions in which counterparties exchange fixed and floating rate interest payments, based on the notional principal value in the same currency;
- commodity swaps are transactions in which counterparties exchange fixed and floating rate payments, based on the notional principal value of a single product;
- equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate; and
- credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that the latter can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is sold. The writer receives a premium for selling this instrument.

(millions of dollars)

Note 29 Derivative Financial Instruments (cont.)

Notional amounts

Notional amounts are not presented in assets or liabilities in the Consolidated Balance Sheet. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged. Notional amounts are presented in the following table.

As at October 31							2008	2007
	Term to maturity							
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts held for trading purposes	Contracts designated as hedges	Total contracts
INTEREST RATE CONTRACTS								
OTC contracts								
Guaranteed interest rate contracts	–	17,660	981	–	18,641	18,641	–	6,909
Swaps	40,560	44,446	83,830	23,237	192,073	170,242	21,831	126,792
Options purchased	4,295	4,164	290	112	8,861	8,861	–	4,344
Options written	3,300	3,600	795	34	7,729	7,729	–	10,031
Total	48,155	69,870	85,896	23,383	227,304	205,473	21,831	148,076
Exchange-traded contracts								
Futures								
Long positions	3,998	5,168	4,052	–	13,218	13,218	–	29,587
Short positions	4,142	4,438	1,480	–	10,060	10,060	–	6,518
Options purchased	20,520	2,138	–	–	22,658	22,658	–	29,081
Options written	3,742	–	–	–	3,742	3,742	–	24,079
Total	32,402	11,744	5,532	–	49,678	49,678	–	89,265
FOREIGN EXCHANGE CONTRACTS								
OTC contracts								
Forwards	6,852	2,087	729	–	9,668	9,668	–	6,395
Swaps	23,569	7,481	6,074	2,720	39,844	37,820	2,024	32,542
Options purchased	1,497	1,714	349	–	3,560	3,560	–	7,345
Options written	1,457	1,502	355	–	3,314	3,314	–	7,063
Total	33,375	12,784	7,507	2,720	56,386	54,362	2,024	53,345
Exchange-traded contracts								
Futures								
Long positions	16	–	–	–	16	16	–	572
Short positions	546	–	–	–	546	546	–	21
Options purchased	29	–	–	–	29	29	–	–
Options written	29	–	–	–	29	29	–	–
Total	620	–	–	–	620	620	–	593
EQUITY, COMMODITY AND CREDIT DERIVATIVE CONTRACTS								
OTC contracts								
Forwards	35	7	69	36	147	123	24	167
Swaps	2,912	8,538	20,917	7,712	40,079	40,079	–	23,906
Options purchased	406	681	1,216	893	3,196	3,196	–	7,668
Options written	289	312	1,137	510	2,248	2,248	–	7,406
Total	3,642	9,538	23,339	9,151	45,670	45,646	24	39,147
Exchange-traded contracts								
Futures								
Long positions	1,330	335	218	–	1,883	1,883	–	11,749
Short positions	2,403	147	74	–	2,624	2,624	–	6,025
Options purchased	3,447	1,644	430	4	5,525	5,525	–	2,051
Options written	2,651	1,267	176	–	4,094	4,094	–	1,597
Total	9,831	3,393	898	4	14,126	14,126	–	21,422
Total 2008	128,025	107,329	123,172	35,258	393,784	369,905	23,879	351,848
Total 2007	117,824	99,509	103,832	30,683	351,848	335,263	16,585	

Credit risk

Credit risk on derivative financial instruments is the risk of financial loss that the Bank assumes if a counterparty fails to honour its contractual obligations. Credit risk related to derivative financial instruments is subject to the same credit approval, credit limit and monitoring standards as those applied to the Bank's other credit transactions. Consequently, the Bank evaluates the creditworthiness of counterparties, and monitors the size of the portfolios as well as the diversification and maturity profiles of these financial instruments.

(millions of dollars)

Note 29 Derivative Financial Instruments (cont.)

The Bank limits the credit risk of over-the-counter contracts by dealing with creditworthy counterparties and implementing contracts that provide for the exchange of collateral between parties where the fair value of the outstanding transactions exceeds an agreed threshold. The Bank also negotiates master netting agreements that provide for the simultaneous close-out and settling of all transactions with a given counterparty in the event of default. However, overall exposure to credit risk, reduced through master netting agreements, may change substantially after the balance sheet date because it is affected by all transactions subject to a contract as well as by changes in the market rates of the underlying instruments.

In the case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

Terms used in the following credit risk table

Current replacement cost

The current replacement cost represents the Bank's maximum credit risk associated with derivative financial instruments as at the Consolidated Balance Sheet date. This amount is the positive fair value of all over-the-counter derivative financial instruments, excluding all master netting agreements and collateral held. As at October 31, 2007, in addition to the positive value of exchange-traded contracts, the Bank also excluded foreign exchange forward contracts with original maturities of less than 14 days, as was specified in the capital calculation guidelines issued by the Superintendent.

Credit risk equivalent

The credit risk equivalent amount is the total current replacement cost plus an amount representing the potential future credit risk exposure, as outlined in the guidelines issued by the Superintendent.

Risk-weighted amount

The risk-weighted amount represents the credit risk equivalent multiplied by the risk-weighted factor for each counterparty, as outlined in the guidelines issued by the Superintendent.

As at October 31, the credit risk exposure of the derivative financial instrument portfolio, both before and after the impact of master netting agreements and collateral held, was as follows:

			2008			2007
	Current replacement cost [1]	Credit risk-equivalent	Current weighted amount	Current replacement cost[2]	Credit risk-equivalent	Current weighted amount
Interest rate contracts	**2,774**	**3,554**	**841**	646	1,308	236
Foreign exchange contracts	**2,147**	**3,181**	**1,186**	2,063	3,055	695
Equity, commodity and credit derivative contracts	**3,597**	**7,164**	**2,843**	1,989	4,975	1,494
	8,518	**13,899**	**4,870**	4,698	9,338	2,425
Impact of master netting agreements	**(5,520)**	**(8,063)**	**(1,776)**	(1,406)	(2,766)	(566)
	2,998	**5,836**	**3,094**	3,292	6,572	1,859
Impact of collateral held	**(566)**	**(566)**	**(148)**	(511)	(511)	(113)
	2,432	**5,270**	**2,946**	2,781	6,061	1,746

(1) As at October 31, 2008, the total positive fair value of the excluded exchange-traded contracts amounted to $1.3 billion.

(2) As at October 31, 2007, the positive fair value of exchange-traded contracts as well as foreign exchange forward contracts with original maturities of less than 14 days was excluded from the regulatory capital ratio calculations, as was specified in the guidelines of the Superintendent. The total positive fair value of these excluded contracts amounted to $185 million as at that date.

As at October 31, the credit risk exposure of the derivative financial instrument portfolio was as follows:

		2008		2007
	Replacement cost	Credit equivalent	Replacement cost	Credit equivalent
OECD governments[1]	**24**	**186**	75	183
OECD banks[1]	**1,080**	**2,675**	1,131	2,819
Other	**1,894**	**2,975**	1,575	3,059
Total	**2,998**	**5,836**	2,781	6,061

(1) Organisation for Economic Co-operation and Development

(millions of dollars)

Note 29 Derivative Financial Instruments (cont.)

Fair value

The fair value of derivative financial instruments is based on quoted market prices, where available. Otherwise, fair value is determined using valuation models that incorporate assumptions based primarily on data observed in external markets, such as current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves, currency rates as well as price and rate volatility factors.

As at October 31, fair values are as follows:

			2008			2007
	Positive	Negative	Net	Positive	Negative	Net
CONTRACTS HELD FOR TRADING PURPOSES						
Interest rate contracts						
Forwards	21	31	(10)	6	4	2
Swaps	2,189	2,151	38	573	493	80
Options	38	20	18	12	1	11
Total	2,248	2,202	46	591	498	93
Foreign exchange contracts						
Forwards	371	205	166	126	129	(3)
Swaps	1,595	1,675	(80)	1,715	1,161	554
Options	246	184	62	154	214	(60)
Total	2,212	2,064	148	1,995	1,504	491
Equity, commodity and credit derivative contracts						
Forwards	498	484	14	85	108	(23)
Swaps	2,795	2,618	177	1,222	665	557
Options	1,488	1,134	354	809	539	270
Total	4,781	4,236	545	2,116	1,312	804
Total contracts held for trading purposes	9,241	8,502	739	4,702	3,314	1,388
CONTRACTS DESIGNATED AS HEDGES						
Interest rate contracts						
Forwards	–	–	–	–	–	–
Swaps	561	55	506	65	108	(43)
Options	–	–	–	–	–	–
Total	561	55	506	65	108	(43)
Foreign exchange contracts						
Forwards	–	–	–	–	–	–
Swaps	12	8	4	116	163	(47)
Options	–	–	–	–	–	–
Total	12	8	4	116	163	(47)
Equity, commodity and credit derivative contracts						
Forwards	–	23	(23)	–	30	(30)
Swaps	–	–	–	–	–	–
Options	–	–	–	–	–	–
Total	–	23	(23)	–	30	(30)
Total – Contracts designated as hedges	573	86	487	181	301	(120)
Designated as fair value hedges	268	51	217	179	216	(37)
Designated as cash flow hedges	305	35	270	2	85	(83)
Total fair value	9,814	8,588	1,226	4,883	3,615	1,268
Impact of master netting agreements	(5,520)	(5,520)		(1,406)	(1,406)	
	4,294	3,068	1,226	3,477	2,209	1,268
Impact of collateral held	(566)		(566)	(511)		(511)
	3,728		660	2,966		757

(millions of dollars)

NOTE 30

INTEREST RATE SENSITIVITY POSITION

The Bank offers a range of financial products whose cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The following table illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

							2008	2007
	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	Total	Total
Assets								
Cash	-	-	-	-	-	254	254	283
Deposits with financial institutions	172	1,625	1	-	-	1,608	3,406	3,045
Effective yield		2.2 %	2.8 %	-	-			
Securities	498	4,848	9,698	13,486	6,014	11,641	46,185	39,270
Effective yield		2.0 %	1.5 %	3.3 %	4.3 %			
Loans	686	39,539	6,345	9,339	1,009	2,691	59,609	53,926
Effective yield		3.4 %	4.5 %	6.4 %	6.0 %			
Other assets	9,163	-	-	-	-	10,715	19,878	16,561
	10,519	46,012	16,044	22,825	7,023	26,909	129,332	113,085
Liabilities and shareholders' equity								
Deposits	4,086	40,152	12,593	15,981	679	2,531	76,022	70,798
Effective yield		1.9 %	3.6 %	4.0 %	0.3 %			
Other debt[1]	-	9,137	1,132	4,907	4,074	3,730	22,980	18,293
Effective yield		2.4 %	2.3 %	3.4 %	5.0 %			
Subordinated debentures	-	-	303	500	1,350	102	2,255	1,605
Effective yield			5.3 %	4.5 %	5.1 %			
Acceptances and other liabilities	8,353	-	-	2	86	14,125	22,566	17,752
Shareholders' equity	-	-	200	373	-	4,936	5,509	4,637
	12,439	49,289	14,228	21,763	6,189	25,424	129,332	113,085
On-balance sheet gap	(1,920)	(3,277)	1,816	1,062	834	1,485	-	-
Derivative financial instruments	-	(18,993)	10,471	6,785	1,737	-	-	-
Total	(1,920)	(22,270)	12,287	7,847	2,571	1,485	-	-
Position in Canadian dollars								
On-balance sheet total	(3,935)	699	3,315	1,337	672	(1,286)	802	3,899
Derivative financial instruments	-	(13,755)	4,070	6,669	1,492	-	(1,524)	(160)
Total	(3,935)	(13,056)	7,385	8,006	2,164	(1,286)	(722)	3,739
Position in foreign currency								
On-balance sheet total	2,015	(3,976)	(1,499)	(275)	162	2,771	(802)	(3,899)
Derivative financial instruments	-	(5,238)	6,401	116	245	-	1,524	160
Total	2,015	(9,214)	4,902	(159)	407	2,771	722	(3,739)
Total 2008	(1,920)	(22,270)	12,287	7,847	2,571	1,485	-	
Total 2007	(4,646)	(23,742)	11,167	7,377	608	9,236		-

(1) Obligations related to securities sold short and securities sold under repurchase agreements

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

(millions of dollars)

NOTE 31

RELATED PARTY TRANSACTIONS

The Bank grants loans to its directors and officers under various conditions. The balance of these loans granted as of August 31, 2008 is:

	2008	2007
Mortgage loans	1	1
Other loans	48	55

Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence under conditions similar to those offered to non-related third parties. Those agreements have no significant impact on the Bank's results.

Furthermore, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. Please refer to Note 24 to the consolidated financial statements for more details.

NOTE 32

SEGMENT DISCLOSURES

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of clientele and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

(millions of dollars)

Note 32 Segment Disclosures (cont.)

The accounting policies are the same as those presented in Note 1, with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the heading *Other*. Head Office expenses are allocated to each operating segment presented in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Results by business segment

Year ended October 31	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
Net interest income[1]	**1,390**	1,369	**151**	129	**706**	(29)	**(383)**	(342)	**1,864**	1,127
Other income[1]	**818**	797	**713**	766	**283**	1,232	**(41)**	(505)	**1,773**	2,290
Total revenues	**2,208**	2,166	**864**	895	**989**	1,203	**(424)**	(847)	**3,637**	3,417
Operating expenses	**1,293**	1,305	**614**	649	**635**	673	**153**	(1)	**2,695**	2,626
Contribution	**915**	861	**250**	246	**354**	530	**(577)**	(846)	**942**	791
Provision for credit losses	**179**	151	**–**	–	**2**	–	**(37)**	(48)	**144**	103
Income (loss) before income taxes (recovery) and non-controlling interest	**736**	710	**250**	246	**352**	530	**(540)**	(798)	**798**	688
Income taxes (recovery)[1]	**247**	237	**76**	81	**164**	151	**(320)**	(390)	**167**	79
Non-controlling interest	**–**	–	**3**	5	**(196)**	45	**48**	18	**(145)**	68
Net income (loss)	**489**	473	**171**	160	**384**	334	**(268)**	(426)	**776**	541
Average assets	**52,450**	48,874	**693**	662	**87,207**	88,854	**(12,021)**	(12,426)	**128,329**	125,964

(1) *Net interest income* was grossed up by $126 million (2007: $127 million) and *Other income* by $82 million (2007: $78 million) to bring the tax-exempt income earned on certain securities into line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the heading *Other*.

Results by geographic segment

Year ended October 31	2008	2007	2008	2007	2008	2007	2008	2007
	Canada		United States		Other		Total	
Net interest income	**1,838**	1,082	**(110)**	(63)	**136**	108	**1,864**	1,127
Other income	**1,869**	1,972	**240**	103	**(336)**	215	**1,773**	2,290
Total revenues	**3,707**	3,054	**130**	40	**(200)**	323	**3,637**	3,417
Operating expenses	**2,490**	2,407	**131**	126	**74**	93	**2,695**	2,626
Contribution	**1,217**	647	**(1)**	(86)	**(274)**	230	**942**	791
Provision for credit losses	**141**	103	**3**	–	**–**	–	**144**	103
Income (loss) before income taxes and non-controlling interest	**1,076**	544	**(4)**	(86)	**(274)**	230	**798**	688
Income taxes	**165**	74	**–**	–	**2**	5	**167**	79
Non-controlling interest	**45**	(2)	**23**	27	**(213)**	43	**(145)**	68
Net income (loss)	**866**	472	**(27)**	(113)	**(63)**	182	**776**	541
Average assets	**108,152**	106,257	**8,902**	5,928	**11,275**	13,779	**128,329**	125,964

(millions of dollars)

NOTE 33

ACQUISITIONS AND DISPOSALS

Acquisitions

During the fiscal year ended October 31, 2008, the Bank completed the acquisition of four investment management firms for a total consideration of $50 million including the direct costs related to these acquisitions. Of this amount, $24 million is payable in common shares of the Bank. The net assets acquired include client relationship intangible assets in the amount of $15 million. The total amount by which the purchase price exceeded the fair value of the net assets, i.e., $34 million, was recorded on the Consolidated Balance Sheet as goodwill. Under the related agreements, additional cash amounts totalling $6 million could be paid over the five fiscal years following the acquisition provided certain levels of assets under management are reached. If these levels are reached, these additional payments will be added to goodwill.

On August 1, 2007, a wholly owned subsidiary of the Bank acquired an additional 43% interest in a joint venture, Asset Management Finance Corporation (AMF), for a total consideration of US $60 million (CDN $64 million), bringing the total interest in AMF to be accounted for in the Bank's consolidated financial statements to 86%. This company invests cash in the form of a revenue share interest, which provides a specific gross rate of return on investment for a specified number of years.

On June 28, 2007, a subsidiary of National Bank Financial (NBF) acquired an additional 12% interest in Credigy for a cash consideration of US $9 million (CDN $10 million), thereby increasing NBF's interest in Credigy to 80% as of that date.

Disposals

On August 25, 2008, the Bank, through one of its wholly owned subsidiaries, concluded the sale of a controlling interest in AMF to Crédit Suisse Group AG. As a result of this transaction, the Bank recorded a gain of $65 million, net of related charges of $1 million, in the Consolidated Statement of Income. Further to this sale, the Bank's subsidiary will retain an interest of 10.9% in AMF.

On January 3, 2008, the Bank, through one of its wholly owned subsidiaries, finalized the sale of all of its common shares in National Bank of Canada (International) Ltd. to Crédit Agricole (Suisse) SA. As a result of this transaction, the Bank recorded a gain of $32 million, net of related charges of $1 million, in the Consolidated Statement of Income. An additional gain of $3 million will be recorded in the Consolidated Statement of Income, provided a certain level of assets under management is maintained.

NOTE 34

SUBSEQUENT EVENTS

a) On November 10, 2008, the Bank, through one of its wholly owned subsidiaries, closed the acquisition of a 12.5% interest in Wellington West Holdings Inc. (Wellington West), a private wealth management firm, for a total cash consideration of $37 million including direct costs related to the acquisition. Under the related agreement, additional cash amounts of up to $35 million could be paid over the three fiscal years following the acquisition provided Wellington West meets certain financial objectives.

b) On December 11, 2008, the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced that an agreement in principle has been reached among various key participants in the ABCP restructuring, which would result in several significant improvements to the restructuring Plan. The agreement is subject to formal approvals by the key participants.

Key elements of the proposed enhancements are:

- an initial moratorium period during which no collateral calls may be made (subject to an early termination right in certain remote circumstances);
- a widening of certain "spread-loss" triggers, which will be relevant upon expiry of the moratorium, rendering the triggering of collateral calls more remote; and
- additional margin facilities in the form of "back-stop" arrangements ranking senior to all other previously agreed margin funding facilities and collateral. These facilities, which would earn a negotiated commitment fee, would be drawn upon only in the event that all existing available collateral has been fully utilized. The Investors Committee is currently canvassing external sources for these additional facilities.

Note 9 to the consolidated financial statements presents detailed information on establishing fair value, including the sensitivity of major assumptions and on the uncertainty as to the future value of ABCP.

Note 28 to the consolidated financial statements provides information on the Bank's commitments following the completion of the restructuring of certain ABCP conduits. Also, information is disclosed on litigation following the events that occurred in the ABCP market.

PRINCIPAL SUBSIDIARIES

Name	Principal office address[1]	Voting and participating shares	Investment at book value[2] (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	2,136
National Bank Life Insurance Company	Montreal, Canada	100%	
National Bank Insurance Firm Inc.	Montreal, Canada	100%	
1261095 Ontario Limited	Toronto, Canada	100%	
National Bank Securities Inc.	Montreal, Canada	100%	
Natcan Investment Management Inc.	Montreal, Canada	71%	
9130-1564 Quebec Inc.	Montreal, Canada	55%	
National Bank Group Inc.	Montreal, Canada	100%	
National Bank Financial & Co. Inc.	Montreal, Canada	100%	
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	
Natcan Trust Company	Montreal, Canada	100%	
FMI Acquisition Inc.	Montreal, Canada	100%	186
National Bank Trust Inc.	Montreal, Canada	100%	160
CABN Investments Inc.	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Direct Brokerage Inc.	Montreal, Canada	100%	
Altamira Investment Services Inc.	Toronto, Canada	100%	
Innocap Investment Management Inc.	Montreal, Canada	75%	4
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	31
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	90%	19
National Bank General Insurance Inc.	Montreal, Canada	90%	
Natcan Holdings International Limited	Nassau, Bahamas	100%	668
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	
NB Finance, Ltd.	Hamilton, Bermuda	100%	234
NatBC Holding Corporation	Florida, United States	100%	20
Natbank, National Association	Florida, United States	100%	
NBC Trade Finance Limited	Hong Kong, China	100%	1
NBC Alternative Investments Inc.	Montreal, Canada	100%	7
NBC Asset Trust	Montreal, Canada	100%	260

COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

Name	Principal office address[1]	Voting and participating shares	Investment at book value[2] (millions of dollars)
Maple Financial Group Inc.	Toronto, Canada	25.5%	209
PI Financial Corp	Vancouver, Canada	25.0%	6

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NatBC Holding Corporation, which is incorporated under the laws of the State of Delaware, USA.
(2) The investment at cost is the book value stated on an equity method basis as at October 31, 2008.

STATISTICAL REVIEW

As at October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Consolidated balance sheet data (millions of dollars)										
Cash and deposits with financial institutions	**$ 3,660**	$ 3,328	$ 10,879	$ 10,314	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561
Securities	**46,185**	39,270	38,678	33,052	28,007	26,179	20,118	17,872	16,835	16,932
Securities purchased under reverse repurchase agreements	**7,868**	5,966	7,592	7,023	4,496	3,955	2,366	4,041	5,397	3,480
Loans	**51,741**	47,960	46,945	44,069	41,498	38,381	38,446	40,351	41,342	40,411
Customers' liability under acceptances	**4,274**	4,085	3,725	3,242	3,076	3,334	2,988	3,593	3,640	2,962
Premises and equipment and other assets	**15,604**	12,476	8,982	10,270	5,643	5,730	5,249	4,277	2,958	2,455
Total assets	**$129,332**	$113,085	$116,801	$107,970	$ 88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801
Deposits	**$ 76,022**	$ 70,798	$ 71,917	$ 62,219	$ 53,432	$ 51,463	$ 51,690	$ 51,436	$ 50,473	$ 49,984
Other liabilities	**45,546**	36,045	38,647	40,052	29,453	27,550	18,848	18,767	20,165	15,481
Subordinated debentures	**2,255**	1,605	1,449	1,102	1,408	1,516	1,592	1,647	1,361	1,035
Capital stock										
Preferred	**774**	400	400	400	375	375	300	492	492	317
Common	**1,656**	1,575	1,566	1,565	1,545	1,583	1,639	1,668	1,653	1,641
Contributed surplus	**31**	32	21	13	7	2	–	–	–	–
Retained earnings	**3,110**	2,793	2,893	2,645	2,287	2,131	1,945	1,937	1,672	1,336
Accumulated other comprehensive income	**(62)**	(163)	(92)	(26)	(10)	6	17	19	11	7
Total liabilities and shareholders' equity	**$129,332**	$113,085	$116,801	$107,970	$ 88,497	$ 84,626	$ 76,031	$ 75,966	$ 75,827	$ 69,801
Average assets	**$128,329**	$125,964	$106,275	$ 90,794	$ 78,553	$ 71,810	$ 69,292	$ 69,197	$ 69,840	$ 65,784
Average capital funds[1]	**6,416**	5,840	5,568	5,268	5,238	5,216	5,249	5,020	4,660	3,512
Consolidated income statement data (millions of dollars)										
Net interest income	**$ 1,864**	$ 1,127	$ 1,292	$ 1,441	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187
Other income	**1,773**	2,290	2,503	2,226	2,155	2,033	1,584	1,789	1,878	1,232
Total revenues	**$ 3,637**	$ 3,417	$ 3,795	$ 3,667	$ 3,518	$ 3,344	$ 3,028	$ 3,127	$ 3,068	$ 2,419
Provision for credit losses	**144**	103	77	33	86	177	490	205	184	170
Operating expenses	**2,695**	2,626	2,538	2,463	2,361	2,239	2,040	1,989	2,120	1,615
Income taxes	**167**	79	277	291	318	277	150	278	239	213
Non-controlling interest	**(145)**	68	32	25	28	27	30	28	26	32
Income before discontinued operations and goodwill charges	**$ 776**	$ 541	$ 871	$ 855	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389
Discontinued operations	**–**	–	–	–	–	–	111	(45)	29	36
Goodwill charges	**–**	–	–	–	–	–	–	19	19	8
Net income	**$ 776**	$ 541	$ 871	$ 855	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417

STATISTICAL REVIEW

As at October 31	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Number of common shares (thousands)	**159,447**	157,806	161,512	165,335	167,430	174,620	182,596	190,331	189,474	188,729
Number of common shareholders of record	**24,354**	24,780	25,531	26,235	26,961	27,865	28,549	29,766	30,795	32,048
Basic earnings per share before goodwill charges	**$ 4.69**	$ 3.25	$ 5.22	$ 4.98	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28
Diluted earnings per share	**$ 4.67**	$ 3.22	$ 5.13	$ 4.90	$ 4.05	$ 3.34	$ 2.18	$ 2.78	$ 2.54	$ 2.24
Dividend per share	**$ 2.48**	$ 2.28	$ 1.96	$ 1.72	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70
Stock trading range										
High	**$ 54.63**	$ 66.59	$ 65.60	$ 61.47	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20
Low	**$ 42.25**	$ 50.50	$ 56.14	$ 46.39	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15
Close	**$ 45.21**	$ 54.65	$ 61.25	$ 59.14	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90
Book value	**$ 29.70**	$ 26.85	$ 27.17	$ 25.39	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81
Dividends on preferred shares										
Series 10	–	–	–	–	–	–	–	2.1875	2.1875	2.1875
Series 11	–	–	–	–	–	–	0.5000	2.0000	2.0000	2.0000
Series 12	–	–	–	–	–	0.8125	1.6250	1.6250	1.6250	1.6250
Series 13	–	–	–	1.2000	1.6000	1.6000	1.6000	1.6000	0.5447	–
Series 15	**1.4625**	1.4625	1.4625	1.4625	1.4625	1.1480	–	–	–	–
Series 16	**1.2125**	1.2125	1.2125	0.8089	–	–	–	–	–	–
Series 20	**0.8692**	–	–	–	–	–	–	–	–	–
Series 21	**0.5596**	–	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders' equity before goodwill charges	**16.4%**	11.5%	20.1%	20.7%	18.8%	16.5%	11.3%	16.0%	16.0%	15.5%
Return on average assets	**0.60%**	0.43%	0.82%	0.94%	0.92%	0.87%	0.62%	0.80%	0.73%	0.62%
Return on average capital funds	**12.1%**	9.3%	15.6%	16.2%	13.8%	11.9%	9.5%	12.5%	12.4%	13.2%
Capital ratios – BIS[5]										
Tier 1	**9.4%**	9.0%	9.9%	9.6%	9.6%	9.6%	9.6%	9.6%	8.7%	7.7%
Total	**13.2%**	12.4%	14.0%[4]	12.8%[3]	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%[2]
Other information										
Impaired loans (millions of dollars)	**$ 169**	$ 129	$ 116	$ 117	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543
Number of Bank employees[6]	**14,420**	14,484	14,381	14,372	14,122	14,328	14,589	14,321	13,876	14,664
Branches in Canada	**446**	447	451	457	462	477	507	525	586	649
Banking machines	**857**	835	801	788	770	817	826	834	802	761

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures
(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 1999
(3) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005
(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006
(5) According to Basel II for 2008, according to Basel I for 2007 and before
(6) In full-time equivalent

BOARD OF DIRECTORS

Lawrence S. Bloomberg
Toronto, Ontario, Canada
Advisor
National Bank Financial Inc.
Director since August 1999

Pierre Bourgie ✦ ❖
Montreal, Quebec, Canada
President and Chief Executive Officer
Société Financière Bourgie (1996) Inc.
Director since March 1998

André Caillé ◈ ✦ (p) ❖
Lac-Brome, Quebec, Canada
Corporate Director
Director since October 2005

Gérard Coulombe
Sainte-Marthe, Quebec, Canada
Partner
Lavery, de Billy, L.L.P.
Director since February 1994

Bernard Cyr ❖
Cap Shediac, New Brunswick, Canada
President
Cyr Holdings Inc.
Director since August 2001

Shirley A. Dawe ◈ ✦
Toronto, Ontario, Canada
Corporate Director
Director since July 1988

Nicole Diamond-Gélinas ❖
Saint-Barnabé-Nord, Quebec, Canada
President
Aspasie Inc.
Director since March 1998

Jean Douville
Bedford, Quebec, Canada
Chairman of the Board
UAP Inc.
Director since November 1991

Marcel Dutil ◈
Montreal, Quebec, Canada
Chairman of the Board
and Chief Executive Officer
Canam Group Inc.
Director since January 1982

Jean Gaulin ◈ (p) ❖
Laguna Niguel, California, United States
Corporate Director
Director since October 2001

Paul Gobeil ✦ ❖ (p)
Ottawa, Ontario, Canada
Vice-Chairman of the Board
Metro Inc.
Director since February 1994

Louise Laflamme ❖
Rosemère, Quebec, Canada
Corporate Director
Director since November 2008

Roseann Runte ✦
Ottawa, Ontario, Canada
President and Vice-Chancellor
Carleton University
Director since April 2001

Marc P. Tellier ◈
Montreal, Quebec, Canada
President and Chief Executive Officer
Yellow Pages Group Co.
Director since March 2005

Louis Vachon
Beaconsfield, Quebec, Canada
President and Chief Executive Officer
National Bank Financial Group
Director since August 2006

◈ Human Resources Committee
✦ Conduct Review and Corporate Governance Committee
❖ Audit and Risk Management Committee
(p) Committee Chairman

OFFICE OF THE PRESIDENT

Louis Vachon
Beaconsfield, Quebec, Canada
President and Chief Executive Officer

John B. Cieslak
Tottenham, Ontario, Canada
Senior Vice-President
Technology, Business Intelligence
and Organizational Performance

Patricia Curadeau-Grou
Outremont, Quebec, Canada
Chief Financial Officer and Executive
Vice-President, Finance, Risk & Treasury

Gisèle Desrochers
Prescott, Ontario, Canada
Senior Vice-President
Strategic Initiatives Office

Lynn Jeanniot
Town of Mount Royal, Quebec, Canada
Senior Vice-President
Human Resources and Corporate Affairs

Réjean Lévesque
Montreal, Quebec, Canada
Executive Vice-President
Personal and Commercial Banking

Luc Paiement
Town of Mount Royal, Quebec, Canada
Executive Vice-President
Wealth Management
Co-President and Co-Chief Executive Officer
National Bank Financial

Ricardo Pascoe
Toronto, Ontario, Canada
Executive Vice-President
Financial Markets
Co-President and Co-Chief Executive Officer
National Bank Financial

PRINCIPAL SUBSIDIARIES AND REPRESENTATIVE OFFICES ABROAD

CANADA

Investment dealers

National Bank Direct Brokerage Inc.
1100 University Street
7th Floor
Montreal, Quebec H3B 2G7

National Bank Financial
1155 Metcalfe Street
5th Floor
Montreal, Quebec H3B 4S9

NBCN Inc.
The Exchange Tower
130 King Street West
Suite 3200
Toronto, Ontario M5X 1J9

NBF Emissary Turnkey Solution, LP
The Exchange Tower
130 King Street West
Suite 3030
Toronto, Ontario M5X 1J9

Portfolio management

Natcan Investment Management Inc.
1100 University Street
4th Floor
Montreal, Quebec H3B 2G7

Insurance

National Bank Life Insurance Company
1100 University Street
5th Floor
Montreal, Quebec H3B 2G7

National Bank General Insurance Inc.
1100 University Street
11th Floor
Montreal, Quebec H3B 2G7

Trust services

National Bank Trust Inc.
1100 University Street
12th Floor
Montreal, Quebec H3B 2G7

Natcan Trust Company
1100 University Street
12th Floor
Montreal, Quebec H3B 2G7

Mutual funds

National Bank Securities Inc.
1100 University Street
10th Floor
Montreal, Quebec H3B 2G7

Altamira Investment Services Inc.
1100 University Street
10th Floor
Montreal, Quebec H3B 2G7

NBF Securities (USA) Corp.
1155 Metcalfe Street
4th Floor
Montreal, Quebec H3B 4S9

Financial services

National Bank Insurance Firm Inc.
1100 University
8th Floor
Montreal, Quebec H3B 2G7

National Bank Financial Planning Inc.
1100 University
9th Floor
Montreal, Quebec H3B 2G7

UNITED STATES

Natbank, National Association
4031 Oakwood Boulevard
Oakwood Plaza
Hollywood, FL 33020

Natbank, National Association
1231 South Federal Highway (US 1)
Pompano Beach, FL 33062

National Bank Financial Inc.
65 East 55th Street
34th Floor
New York, NY 10022

BARBADOS

National Bank of Canada (Global) Limited
Enfield House
Upper Collymore Rock
St. Michael 114004

UNITED KINGDOM

NBF Securities UK
71 Fenchurch Street
11th Floor
London EC3M 4HD

SWITZERLAND

NBF International SA
15, rue du Cendrier
CH-1201
Geneva

CHINA

Natcan (Asia) Limited
1006 Feidiao Int'l Building
No. 1065 Jia, Zhaojiabang Road
Shanghai, P.R.C.

NBC Trade Finance Limited
7/F City Plaza
4-12 Taikoo Wan Road
Taikoo Shing, Island East
Hong Kong, S.A.R.

OFFICES AND BRANCHES ABROAD

Representative offices

123, avenue des Champs-Élysées
75008 Paris
France

1219 Bank of America Tower
12 Harcourt Road
Central
Hong Kong, S.A.R.

Branches

71 Fenchurch Street
11th Floor
London EC3M 4HD
United Kingdom

65 East 55th Street
31st Floor
New York, NY 10022
U.S.A.

INFORMATION FOR SHAREHOLDERS

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Bank consists of an unlimited number of common shares, without par value, an unlimited number of first preferred shares, without par value, issuable for a maximum aggregate consideration of $5 billion; and 15 million second preferred shares, without par value, issuable for a maximum aggregate consideration of $300 million. As at October 31, 2008, a total of 159,447,203 common shares and 30,950,000 first preferred shares were issued and outstanding.

STOCK EXCHANGE LISTINGS

The common shares of the Bank, the First Preferred Shares, Series 15, 16, 20, and 21, as well as notes Nikkei 225 (2009) are listed on the Toronto Stock Exchange.

Issue or class	Ticker symbols	Newspaper abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Series 16	NA.PR.L	Nat Bk s16 or Natl Bk s16
Series 20	NA.PR.M	Nat Bk s20 or Natl Bk s20
Series 21	NA.PR.N	Nat Bk s21 or Natl Bk s21
Notes		
Nikkei 225 (2009)	NA.NT.J	

NUMBER OF SHAREHOLDERS

As at October 31, 2008, 24,354 common shareholders were recorded in the Bank's share register.

DIVIDENDS

Dividend dates in fiscal 2009

(subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 30, 2008	January 2, 2009	February 1, 2009
March 24, 2009	March 26, 2009	May 1, 2009
June 23, 2009	June 25, 2009	August 1, 2009
September 22, 2009	September 24, 2009	November 1, 2009
First Preferred Shares, Series 15, 16, 20, and 21		
January 7, 2009	January 9, 2009	February 15, 2009
April 7, 2009	April 9, 2009	May 15, 2009
July 8, 2009	July 10, 2009	August 15, 2009
October 7, 2009	October 9, 2009	November 15, 2009

Dividends declared in fiscal 2008

Ex-dividend dates	Record dates	Payment dates	Dividend per share
Common Shares			
December 21, 2007	December 27, 2007	February 1, 2008	$0.62
March 25, 2008	March 27, 2008	May 1, 2008	$0.62
June 24, 2008	June 26, 2008	August 1, 2008	$0.62
September 23, 2008	September 25, 2008	November 1, 2008	$0.62

			Dividend per share ($)			
Ex-dividend dates	Record dates	Payment dates	Series 15	Series 16	Series 20	Series 21
First Preferred Shares, Series 15, 16, 20, and 21						
January 2, 2008	January 4, 2008	February 15, 2008	0.365625	0.303125	–	–
April 9, 2008	April 11, 2008	May 15, 2008	0.365625	0.303125	–	–
July 9, 2008	July 11, 2008	August 15, 2008	0.365625	0.303125	0.494178	–
October 8, 2008	October 10, 2008	November 15, 2008	0.365625	0.303125	0.375	0.55959

Dividends paid are "eligible dividends" as per the *Income Tax Act* (Canada).

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Under the Dividend Reinvestment and Share Purchase Plan, Canadian holders of common shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Canadian participants in the Plan may acquire shares by reinvesting cash dividends paid on common shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

For additional information, contact the Bank's Transfer Agent and Registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Direct Deposit

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

QUARTERLY REPORT PUBLICATION DATES IN FISCAL 2009

(subject to approval by the Board of Directors of the Bank)

First quarter	February 26, 2009
Second quarter	May 28, 2009
Third quarter	August 27, 2009
Fourth quarter	December 3, 2009

Head Office
National Bank Financial Group
National Bank Tower
600 De La Gauchetière Street West, 4th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 514-394-5000
Website: www.nbc.ca

Annual Meeting
The Annual Meeting of Holders of Common Shares of the Bank will be held on Friday, February 27, 2009, at the Quebec City Convention Centre, Quebec, Canada.

Public Accountability Statement
The 2008 Social Responsibility Report will be available in March 2009 on the Bank's website at www.nbc.ca.

Communication with Shareholders
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent at the following address.

Computershare Trust Company of Canada
Share Ownership Management
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
Canada

Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Website: www.computershare.com

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank Financial Group
National Bank Tower
600 De La Gauchetiere Street West, 7th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

National Bank Financial Group is proud to help save the environment by using EcoLogo and Forest Stewardship Council (FSC) certified paper.

Caution Regarding Forward-Looking Statements
From time to time, National Bank Financial Group makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the Canadian and American legislation and the provisions of the *United States Private Securities Litigation Reform Act* of 1995.

Additional information relative to these statements can be found in the *Notes to Readers* section on pages 10 to 13 of this Annual Report.

Trademarks
The trademarks used in this report include National Bank Financial Group and the National Bank Financial Group logo, National Bank of Canada and the National Bank of Canada logo, CashPerformer, Meritage Portfolios, NBC CapS, NBC CapsS II, Trust Capital Securities, NBC Capital Trust, All-In-One Financial Bank and Omega Funds, which are trademarks of National Bank of Canada used under licence by National Bank of Canada or its subsidiaries. All other trademarks mentioned in this report, which are not the property of National Bank of Canada, are owned by their respective holders.

Pour obtenir une version française du rapport annuel, veuillez vous adresser à :
Relations avec les investisseurs
Banque Nationale Groupe financier
600, rue De La Gauchetière Ouest, 7e étage
Montréal (Québec)
Canada H3B 4L2

Téléphone : *1 866 517-5455*
Télécopieur : *514 394-6196*
Courriel : *relationsinvestisseurs@bnc.ca*

Legal Deposit
ISBN 978-2-92111835-13-8
Legal deposit – Bibliothèque et Archives nationales du Québec, 2008
Legal deposit – Library and Archives Canada, 2008

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Photography
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NATIONAL
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END

www.nbc.ca